Exhibit 99.1

These financial statements as of September 30, 2021 are under IFRS.

CONSOLIDATED INTERIM FINANCIAL STATEMENTS

Santander

Santander

CONTENT

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF FINANCIAL POSITION

		As of September 30,	As of December 31,
		2021	2020
	Note	MCh$	MCh$
ASSETS
Cash and deposits in banks	5	5,526,197	2,803,288
Cash items in process of collection	5	458,328	452,963
Financial derivative contracts	7	9,673,439	9,032,085
Financial assets held for trading		51,216	133,718
Loans and account receivable at amortized cost	8	34,613,811	33,303,100
Loans and account receivable at fair value through other comprehensive income	9	114,525	69,331
Debt instrument at fair value through other comprehensive income	10	8,872,749	7,162,542
Equity instruments at fair value through other comprehensive income		-	548
Financial assets held to collect	10	82,549	-
Investments in associates and other companies		10,692	10,396
Intangible assets	11	85,548	82,537
Property, plant, and equipment	12	226,284	240,854
Right of use assets	12	138,263	147,997
Current taxes	13	121,823	-
Deferred taxes	13	743,184	516,490
Other assets	14	2,789,063	1,747,374
TOTAL ASSETS		63,507,671	55,703,223
LIABILITIES
Deposits and other demand liabilities	15	17,367,090	14,560,893
Cash items in process of being cleared	5	362,129	361,631
Obligations under repurchase agreements		49,644	969,808
Time deposits and other time liabilities	15	12,489,856	10,581,791
Financial derivative contracts	7	10,396,886	9,018,660
Interbank borrowings		9,139,050	6,328,599
Issued debt instruments	16	8,034,421	8,204,177
Other financial liabilities	16	201,345	184,318
Lease liabilities	12	140,011	149,585
Current taxes	13	- -	12,977
Deferred taxes	13	313,583	129,493
Provisions	18	371,003	330,664
Other liabilities	19	1,267,199	1,165,853
TOTAL LIABILITIES		60,132,217	51,998,449
EQUITY
Attributable to the shareholders of the Bank:		3,284,039	3,620,091
Capital	21	891,303	891,303
Reserves	21	2,550,559	2,343,580
Valuation adjustments	21	(621,046)	(25,293)
Retained earnings		463,223	410,501
Retained earnings from prior years		57,338	27,171
Income for the year		579,835	547,614
Minus: Provision for mandatory dividends	18	(173,950)	(164,284)
Non-controlling interest	22	91,415	84,683
TOTAL EQUITY		3,375,454	3,704,774
TOTAL LIABILITIES AND EQUITY		63,507,671	55,703,223

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF INCOME

For the periods ended,

		For the period of nine months to September 30,		For the quarter to September 30,
		2021	2020	2021	2020
	Note	MCh$	MCh$	MCh$	MCh$
OPERATING INCOME

Interest income	23	1,872,128	1,587,609	654,632	434,457
Interest expense	23	(561,735)	(437,399)	(213,064)	(52,889)

Net interest income		1,310,393	1,150,210	441,298	381,568

Fee and commission income	24	409,694	332,013	152,533	105,046
Fee and commission expense	24	(171,906)	(133,759)	(66,737)	(43,457)

Net fee and commission income		237,788	198,254	85,796	61,589

Net income (expense) from financial operations	25	(2,885)	167,530	(12,146)	(48,541)
Net foreign exchange gain	26	93,434	(33,180)	32,971	90,981
Other operating income	31	7,540	6,379	1,759	2,208

Net operating profit before provision for loan losses		1,646,270	1,489,193	549,678	487,805

Provision for loan losses	27	(213,905)	(406,327)	(56,501)	(124,313)
NET OPERATING INCOME		1,432,365	1,082,866	493,177	363,492

Personnel salaries and expenses	28	(298,972)	(306,323)	(98,313)	(103,741)
Administrative expenses	29	(203,043)	(189,845)	(67,357)	(62,041)
Depreciation and amortization	30	(90,465)	(81,913)	(32,141)	(26,643)
Impairment of property, plant, and equipment	30	-	(638)	-	-
Other operating expenses	31	(88,157)	(55,982)	(42,314)	(18,873)

Total operating expenses		(680,637)	(634,701)	(240,125)	(211,298)

OPERATING INCOME		751,728	448,165	253,052	152,194

Income from investments in associates and other companies		1,252	930	365	334

Income from continuing operations before tax		752,980	449,095	253,417	152,528

Income tax expense	13	(166,147)	(99,131)	(56,625)	(36,409)

Result of continuing operations		586,833	349,964	196,792	116,119
Result of discontinued operations	35	-	-
NET INCOME FOR THE YEAR		586,833	349,964	196,792	116.119

Attributable to:
Shareholders of the Bank		579,835	347,232	193,575	114,916
Non-controlling interest	22	6,998	2,732	3,217	1,203

Earnings per share attributable to shareholders of the Bank:
Basic earnings	21	3.081	1.843	1.027	0.610
Diluted earnings	21	3.081	1.843	1.027	0.610

  The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF COMPREHENSIVE INCOME

For the periods ended,

		For the periodo of 9 months to September 30,		For the quarter to September 30,
		2021	2020	2021	2020
	Note	MCh$	MCh$	MCh$	MCh$
NET INCOME FOR THE YEAR		587,529	349,964	216,557	119,562

Other comprehensive income that will not be reclassified to profit oross
Equity instruments at fair value through other comprehensive income		-	-	-	-
Income tax related to the above		-	-	-	-

Total items that will not be reclassified to the income statements		-	-	-	-

Other comprehensive income that will be reclassified to profit or loss
Debt instruments at fair value through other comprehensive income	23	(638,922)	24,997	(231,042)	(25,664)
Cash flow hedge	23	(177,571)	5,533	(119,822)	(29,823)
Income tax related to the above		220,463	(8,245)	94,743	14,980

Total items that will be reclassified to the income statements		(596,030)	22,285	(256,121)	(40,507)
Other comprehensive income for the year, net of tax		(596,030)	22,285	(256,121)	79,055
TOTAL COMPREHENSIVE INCOME FOR THE YEAR		(8,501)	372,249	22,652	79,055

Attributable to:
Shareholders of the Bank		(15,222)	369,510	19,404	77,849
Non-controlling interests	24	6.721	2,739	3,158	1,206

The accompanying notes form integral part of these consolidated financial statements

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CHANGES IN EQUITY

For the periods ended,

		RESERVES		VALUATION ADJUSTMENTS			RETAINED EARNINGS
	Capital	Reserves and other retained earnings	Effects of merger of companies under common control	Fair value reserve	Cash flow hedge	Income tax effects	Retained earnings of prior years	Income for the year	Provision for mandatory dividends	Total attributable to shareholders of the Bank	Non-controlling interest	Total Equity
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Equity as of December 31, 2019	891,303	2,124,966	(2,224)	28,135	(40,435)	3,444	(39,863)	619,091	(185,727)	3,398,870	79,633	3,478,503
Distribution of income from previous period	-	-	-	-	-	-	619,091	(619,091)	-	-	-	-
Equity as of January 1, 2020	891,303	2,124,966	(2,224)	28,135	(40,435)	3,444	579,408	-	(185,727)	3,398,870	79,633	3,478,503
Dividends distributions / withdrawals made	-	220,838	-	-	-	-	(220,838)	-	-	-	-	-
Transfer of retained earnings to reserves	-	-	-	-	-	-	(165,627)	-	-	(165,627)	-	(165,627)
Provision for mandatory dividends	-	-	-	-	-	-	-	-	65,424	65,424	-	65,424
Subtotal	-	220,838	-	-	-	-	(386,465)	-	65,424	(100,203)	(7)	(100,210)
Other comprehensive income	-	-	-	24,986	5,533	(8,241)	-	-	-	22,278	7	(22,285)
Result of continuous operations	-	-	-	-	-	-	-	334,012	-	334,012	2,732	336,744
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	24,986	5,533	(8,241)	-	334,012	-	356,290	2,739	359,029
Equity as of September 30, 2020	891,303	2,344,210	(2,224)	54,335	(34,902)	(5,248)	165,628	334,012	(100,204)	3,646,910	82,226	3,729,136
Equity as of December 31, 2020	891,303	2,345,804	(2,224)	101,696	(136,765)	9,776	27,171	547,614	(164,284)	3,620,091	84,683	3,704,774
Distribution of income from previous period	-	-	-	-	-	-	547,214	(547,614)	-	-	-	-
Equity as of January 1, 2021	891,303	2,345,804	(2,224)	101,696	(136,765)	9,776	574,785	-	(164,284)	3,620,091	84,683	3,704,774
Dividends distributions / withdrawals made	-	-	-	-	-	-	(310,468)	-	164,284	(146,184)	11	11
Transfer of retained earnings to reserves	-	206,979	-	-	-	-	(206,979)	-	-	-	-	-
Provision for mandatory dividends	-	-	-	-	-	-	-	-	(173,950)	(173,950)	-	(173,950)
Subtotal	-	206,979	-	-	-	-	(517,447)	-	(9,666)	(320,134)	11	(320,332)
Other comprehensive income	-	-	-	(638,543)	(177,571)	220,361	-	-	-	(595,753)	(277)	(596,030)
Result of continuous operations	-	-	-	-	-	-	-	579,835	-	579,835	6,998	586,833
Result of discontinuous operations	-	-	-	-	-	-	-	-	-	-	-	-
Subtotal	-	-	-	(638,543)	(177,571)	220,361	-	579,835	-	(15,918)	6,721	(9,197)
Equity as of September 30, 2021	891,303	2,552,783	(2,224)	(536,847)	(314,336)	230,137	57,338	579,835	(173,950)	3,284,039	91,415	3,375,454

Period	Total attributable to shareholders of the Bank	Allocated to reserves	Allocated to dividends	Percentage distributed	Number of shares	Dividend per share (in pesos)
	MCh$	MCh$	MCh$	%
Year 2020 (Shareholders meeting April 2021)	517,447	206,979	310,468	60	188,446,126,794	1.647
Year 2019 (Extraordinary Shareholders meeting November 2020	552,093	220,838	165,628	30	188,446,126,794	0.879
Year 2019 (Shareholders meeting April 2020)	552,093	220,838	165,627	30	188,446,126,794	0.879

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended,

		For the period of nine months to September 30,		For the quearte to September 30,
		2021	2020	2021	2020
	NOTE	MCh$	MCh$	MCh$	MCh$
A - CASH FLOWS FROM OPERATING ACTIVITIES
NET INCOME FOR THE YEAR		587,529	349,964	216,557	119,562
Adjustments for non-cash items included in net income		(963,082)	(881,669)	(327,066)	(268,335)
Depreciation and amortization	30	90,465	81,913	32,141	26,643
Impairment of property, plant, and equipment	30	-	638	-	-
Provision for loan losses	27	334,228	482,605	114,512	152,795
Mark to market of trading investments		(15,998)	(32,099)	(16,151)	52
Income from investments in associates and other companies		(1,279)	(959)	(382)	(353)
Net gain on sale of assets received in lieu of payment	31	(10,756)	(13,828)	(2,983)	(3,584)
Provision on assets received in lieu of payment	31	299	1,383	55	327
Loss on sale of associate		(571)	(773)	(395)	(364)
Net gain on sale of property, plant and equipment	31	9,473	11,817	3,219	2,891
Net interest income	23	(1,310,393)	(1,150,210)	(441,298)	(381,568)
Net fee and commission income	24	(237,788)	(198,254)	(85,796)	(61,589)
Changes in deferred taxes	13	164,131	(70,467)	155,766	(79,847)
Other non-cash items		15,107	6,565	(85,754)	76,262
Increase/decrease in operating assets and liabilities		3,243,420	(218,868)	(2,119,951)	(276,943)
(Increase) of loans and accounts receivables from customers		(1,366,413)	(2,152,402)	(1,086,406)	409,951
Decrease (increase) of financial investments		(1,818,265)	(1,841,281)	(1,999,397)	(619,328)
Decrease (increase) por contrato de retrocompra (activos)		-	(79,795)	-	(79,795)
Decrease (increase) of interbank loans		18,105	4,039	6,818	(2,086)
Decrease of assets received or awarded in lieu of payment		4,400	4,337	1,829	1,135
Increase of debits in customers checking accounts		2,228,484	3,102,058	(429,079)	1,045,401
(Decrease) increase of time deposits and other time liabilities		1,908,065	(1,414,420)	734,049	(2,366,984)
Increase (decrease) of obligations with domestic banks		(217,101)	(271,620)	(100,000)	-
Increase (decrease) of other demand liabilities or time obligations		284,924	568,085	(37,954)	543,312
Increase of obligations with foreign banks		2,301,405	(825,341)	1,446,541	(699,281)
(Decrease) increase of obligations with Central Bank of Chile		726,147	4,974,125	(221,409)	1,642,779
(Decrease) increase of obligations under repurchase agreements		(920,164)	(126,473)	(9,217)	52,732
Increase (decrease) in other financial liabilities		17,027	(66,034)	(13,089)	28,260
(Decrease) increase of other assets and liabilities		(1,848,249)	(2,342,448)	(1,127,500)	100,250
Redemption of letters of credit		(3,796)	(4,733)	(1,159)	(1,540)
Senior bond issuances		851,402	989,611	241,971	35,320
Redemption of mortgage bonds and payments of interest		(5,944)	(6,104)	(2,716)	(2,972)
Redemption of senior bonds and payments of interest		(502,627)	(2,092,588)	(50,327)	(807,254)
Interest received		1,872,128	1,587,609	654,362	434,457
Interest paid		(561,735)	(437,399)	(213,064)	(52,889)
Dividends received from investments in other companies		506	432	-	-
Fees and commissions received	24	409,694	332,013	152,533	105,046
Fees and commissions paid	24	(171,906)	(133,759)	(66,737)	(43,457)
Total cash flow (used in) provided by operating activities		2,830,534	(763,793)	(2,230,460)	(425,716)

Banco Santander-Chile and Subsidiaries

CONSOLIDATED INTERIM STATEMENTS OF CASH FLOWS

For the periods ended,

		For the period of nine months to September 30,		For the quarter to September 30,
		2021	2020	2021	2020
	NOTE	MCh$	MCh$	MCh$	MCh$
B - CASH FLOWS FROM INVESTMENT ACTIVITIES:
Purchases of property, plant, and equipment	12	(26,777)	(21,513)	(18,124)	(12,856)
Sales of property, plant, and equipment		-	-	-	-
Sales of investments in associates		1,913	6,907	1,601	2,498
Purchases of investments in associates and other companies		-	-	-	337
Purchases of intangible assets	11	(28,774)	(20,219)	(18,437)	(11,369)
Total cash flow used in investment activities		(53,638)	(34,825)	(34,960)	(21,390)
C - CASH FLOW FROM FINANCING ACTIVITIES:
Originados por actividades de financiamiento de tenedores patrimoniales		(351,924)	300,166	(333,159)	312,892
Colocación bonos subordinados		-	472,174	-	479,941
Placement of subordinated bond		(7,010)	(4,349)	-	(39)
Dividends paid		(310,468)	(165,627)	(310,468)	(165,627)
Lease obligation paid		(34,446)	(2,028)	(22,691)	(1,383)
Total cash flow used in financing activities		(351,924)	300,166	(333,159)	312,892
D – NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS DURING THE YEAR		2,424,972	(498,452)	4,692,875	(46,575)
E – EFFECTS OF FOREIGN EXCHANGE RATE FLUCTUATIONS		302,804	108,455	12,576	201,737
F - INITIAL BALANCE OF CASH AND CASH EQUIVALENTS		2,894,620	3,711,334	2,894,620	3,711,334

FINAL BALANCE OF CASH AND CASH EQUIVALENTS	5	5,622,396	3,321,337	7,600,071	3,866,496

			Changes not related to cash flows
Reconciliation of liabilities that arise from financing activities	31.12.2020	Cash Flow	Acquisition	Foreign currency exchange	UF Inflation effect	Fair value changes	30.09.2021
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Subordinated bond	1,357,539	(7,010)	-	-	62,604	-	1,413,133
Paid dividens	-	(310,468)	-	-	-	-	(310,468)
Other liabilities	(149,585)	(34,446)	-	-	24,872	-	140,011
Total liabilities related to financing activities	1,507,124	(351,924)	-	-	87,476	-	1,242,676

The accompanying notes form integral part of these consolidated financial statements.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

CORPORATE INFORMATION

Banco Santander-Chile is a banking corporation (limited company) operating under the laws of the Republic of Chile, headquartered at Bandera N°140, Santiago. The corporation provides a broad range of general banking services to its customers, ranging from individuals to major corporations. Banco Santander-Chile and its subsidiaries (collectively referred to herein as the “Bank” or “Banco Santander-Chile”) offers commercial and consumer banking services, including (but not limited to) factoring, collection, leasing, securities and insurance brokering, mutual and investment fund management brokering, and investment banking. Banco Santander Spain controls Banco Santander-Chile through its holdings in Teatinos Siglo XXI Inversiones Ltda. and Santander Chile Holding S.A., which are controlled subsidiaries of Banco Santander Spain. As of September 30, 2021 Banco Santander Spain owns or controls directly and indirectly 99.5% of Santander Chile Holding S.A. and 100% of Teatinos Siglo XXI Inversiones Ltda. Banco Santander Spain, through its subsidiaries, has control over 67.18% of the Bank’s shares.

a)	Basis of preparation

These Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB) (hereinafter referred to as IFRS).

For purposes of these financial statements we use certain terms and conventions. References to “US$”, “U.S. dollars” and “dollars” are to United States dollars, references to “EUR” are to European Economic Community Euro, references to “CNY” are to Chinese Yuan, reference to “JPY” are to Japanese Yuan, references to “CHF” are to Swiss franc, references to “Chilean pesos”, “pesos” or “Ch$” are to Chilean pesos, and references to “UF” are to Unidades de Fomento. The UF is an inflation-indexed Chilean monetary unit with a value in Chilean pesos that changes daily to reflect changes in the official Consumer Price Index (“CPI”) of the Instituto Nacional de Estadísticas (the Chilean National Institute of Statistics) for the previous month.

The UF is revalued in monthly cycles. Each day in the period beginning on the tenth day of the current month through the ninth day of the succeeding month, the nominal peso value of the UF is indexed up (or down in the event of deflation) in order to reflect a proportionate amount of the change in the Chilean Consumer Price Index during the prior calendar month. One UF is equaled to Ch$30,088.37 as of September 30, 2021 and Ch$29,070.33 as of December 31, 2020. In 2021, UF inflation was 2.7% compared to 5.8% in 2020. The effect of any changes in the nominal peso value of our UF-denominated interest earning assets and interest bearing liabilities is reflected in our results of operations as an increase (or decrease, in the event of deflation) in interest income and expense, respectively.

The Notes to the Consolidated Financial Statements contain additional information to support the figures submitted in the Consolidated Statements of Financial Position, Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows for the period.

b)	Basis of preparation for the Consolidated Financial Statements

The Consolidated Financial Statements for the periods as of September 30, 2021 and 2020 and december 31, 2020, incorporate the financial statements of the entities over which the Bank has control (including structured entities); and includes the adjustments, reclassifications and eliminations needed to comply with the accounting and valuation criteria established by IFRS. Control is achieved when the Bank:

I.	has power over the investee;
II.	is exposed, or has rights, to variable returns from its involvement with the investee; and
III.	has the ability to use its power to affect its returns.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank reassesses whether or not it controls an investee if facts and circumstances indicate that there are changes to one or more of the three elements of control listed above. When the Bank has less than a majority of the voting rights of an investee, it has power over the investee when the voting rights are sufficient to give it the practical ability to direct the relevant activities over the investee unilaterally. The Bank considers all relevant facts and circumstances in assessing whether or not the Bank’s voting rights in an investee are sufficient to give it power, including:

●	the size of the Bank’s holding of voting rights relative to the size and dispersion of holdings of the other vote holders;
●	potential voting rights held by the Bank, other vote holders or other parties;
●	rights arising from other agreements; and
●	any additional facts and circumstances that indicate that the Bank has, or does not have, the current ability to direct the relevant activities at the time that decisions need to be made, including voting patterns at previous shareholders’ meetings.

Consolidation of a subsidiary begins when the Bank obtains control over the subsidiary and ceases when the Bank loses control over the subsidiary. Specifically, income and expenses of a subsidiary acquired or disposed of during the year are included in the Consolidated Statements of Income and Comprehensive Income from the date the Bank gains control until the date when the Bank ceases to control the subsidiary.

Profit or loss and each component of other comprehensive income are attributed to the owners of the Bank and to the non-controlling interests. Total comprehensive income of subsidiaries is attributed to the owners of the Bank and to the non-controlling interests even if this results in the non-controlling interests having a deficit in certain circumstances.

When necessary, adjustments are made to the financial statements of the subsidiaries to ensure their accounting policies are consistent with the Bank’s accounting policies. All intragroup assets, liabilities, equity, income, expenses and cash flows relating to transactions between consolidated entities are eliminated in full on consolidation.

Changes in the consolidated entities ownership interests in subsidiaries that do not result in a loss of control over the subsidiaries are accounted for as equity transactions. The carrying values of the Bank’s equity and the non-controlling interests’ equity are adjusted to reflect the changes to their relative interests in the subsidiaries. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid or received is recognized directly in equity and attributed to owners of the Bank.

In addition, third parties’ shares in the Bank’s consolidated equity are presented as “Non-controlling interests” in the Consolidated Statements of Changes in Equity. Their share in the income for the year is presented as “Attributable to non-controlling interest” in the Consolidated Statements of Income.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The following companies are considered entities controlled by the Bank and are therefore within the scope of consolidation:

i.	Entities controlled by the Bank through participation in equity

Name of the Subsidiary			Percent ownership share
			As of September 30,			As of December 31,			As of September 30,
		Place of Incorporation and operation	2021			2020			2020
			Direct	Indirect	Total	Direct	Indirect	Total	Direct	Indirect	Total
	Main Activity		%	%	%		%	%	%	%	%
Santander Corredora de Seguros Limitada	Insurance brokerage	Santiago, Chile	99.75	0.01	99.76	99.75	0.01	99.76	99.75	0.01	99.76
Santander Corredores de Bolsa Limitada	Financial instruments brokerage	Santiago, Chile	50.59	0.41	51.00	50.59	0.41	51.00	50.59	0.41	51.00
Santander Asesorias Financieras Limitada	Securities brokerage	Santiago, Chile	99.03	-	99.03	99.03	-	99.03	99.03	-	99.03
Santander S.A. Sociedad Securitizadora	Purchase of credits and issuance of debt instruments	Santiago, Chile	99.64	-	99.64	99.64	-	99.64	99.64	-	99.64
Klare Corredora de Seguros S.A.	Insurance brokerage	Santiago, Chile	50.10	-	50.10	50.10	-	50.10	50.10	-	50.10
Santander Consumer Chile S.A.	Financing	Santiago, Chile	51.00	-	51.00	51.00	-	51.00	51.00	-	51.00
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A. (1)	Card operator	Santiago, Chile	99.99	0.01	100.00	99.99	0.01	100.00	99.99	0.01	100.00

The detail of non-controlling participation on all the remaining subsidiaries can be seen in Note 22 Non-controlling interest.

(1)	On July 6, 2020, Banco Santander registered as a new subsidiary and business support company named “Sociedad Operadora de Tarjeta de Pago Santander Getnet Chile S.A”.

ii.	Entities controlled by the Bank through other considerations

The following companies have been consolidated based on the determination that the Bank has control as previously defined above and in accordance with IFRS 10, Consolidated Financial Statements:

-	Santander Gestión de Recaudación y Cobranza Limitada (collection services)

-	Bansa Santander S.A. (financing revolving inventory lines to automotive dealers)

-	Multiplica SpA (Development card incentive programs)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

iii.	Associates

An associate is an entity over which the Bank has significant influence. Significant influence, in this case, is defined as the power to participate in the financial and operating policy decisions of the investee but is not control or joint control over those policies. An investment in an associate is accounted for using the equity method from the date on which the investee becomes an associate.

The following companies are considered “Associates” in which the Bank accounts for its participation using the equity method:

			Percentage of ownership share
		Place of Incorporation and operation	As of September 30,	As of December 31,	As of September 30,
			2021	2020	2020
Associates	Main activity		%	%
Centro de Compensación Automatizado	Electronic fund transfer and compensation services	Santiago, Chile	33.33	33.33	33.33
Sociedad Interbancaria de Depósito de Valores S.A.	Delivery of securities on public offer	Santiago, Chile	29.29	29.29	29.29
Cámara Compensación de Alto Valor S.A.	Payments clearing	Santiago, Chile	15.00	15.00	15.00
Administrador Financiero del Transantiago S.A.	Administration of boarding passes to public transportation	Santiago, Chile	20.00	20.00	20.00
Servicios de Infraestructura de Mercado OTC S.A.	Administration of the infrastructure for the financial market of derivative instruments	Santiago, Chile	12.48	12.48	12.48

In the case of Cámara Compensación de Pagos Alto Valor S.A., Banco Santander-Chile has a representative on the Board of Directors. As per the definition of associates, the Bank has concluded that it exerts significant influence over those entities.

In the case of Servicios de Infraestructura de Mercado OTC S.A.The Bank participates, through its executives, actively in the administration and in the process of organization, which is why the Administration has concluded that it exerts significant influence on it.

c)	Non-controlling interest

Non-controlling interest represents the portion of net income and net assets which the Bank does not own, either directly or indirectly. It is presented as “Attributable to non-controlling interest” separately in the Consolidated Statements of Income, and separately from shareholders’ equity in the Consolidated Statements of Financial Position.

In the case of entities controlled by the Bank through other considerations, income and equity are presented in full as non-controlling interest, since the Bank controls them, but does not have any ownership expressed as a percentage.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

d)	Reporting segments

Operating segments are components of an entity:

i.	that engages in business activities from which it may earn revenues and incur expenses (including revenues and expenses from transactions with other components of the same entity);
ii.	whose operating results are regularly reviewed by the entity’s chief executive officer, who makes decisions about resources allocated to the segment and assess its performance; and
iii.	for which discrete financial information is available.

Two or more segments can be combined only if aggregation is consistent with International Financial Reporting Standard 8 “Operating Segments” (IFRS 8) and the segments have similar economic characteristics and are similar in each of the following respects:

i.	the nature of the products and services;
ii.	the nature of the production processes;
iii.	the type or class of customers that use their products and services;
iv.	the methods used to distribute their products or services; and
v.	if applicable, the nature of the regulatory environment, for example, banking, insurance, or public utilities.

The Bank reports separately on each operating segment that exceeds any of the following quantitative thresholds:

i.	its reported revenue, from both external customers and intersegment sales or transfers, is 10% or more of the combined internal and external revenue of all the operating segments.
ii.	the absolute amount of its reported profit or loss is 10% or more of the greater in absolute amount of: (i) the combined reported profit of all the operating segments that did not report a loss; (ii) the combined reported loss of all the operating segments that reported a loss.
iii.	its assets represent 10% or more of the combined assets of all the operating segments.

Operating segments that do not meet any of the quantitative threshold may be treated as segments to be reported, in which case the information must be disclosed separately if management believes it could be useful for the users of the Consolidated Financial Statements.

Information about other business activities of the operating segments not separately reported is combined and disclosed in the “Other segments” category.

e)	Functional and presentation currency

According to International Accounting Standard (IAS) 21 “The Effects of Changes in Foreign Exchange Rates”, the Chilean peso, which is the currency of the primary economic environment in which the Bank operates and the currency which influences its costs and revenue structure, has been defined as the Bank’s functional and presentation currency.

Accordingly, all balances and transactions denominated in currencies other than the Chilean Peso are treated as “foreign currency”.

The Bank maintains its accounting records and prepares its financial statements in Chilean pesos.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

f)	Foreign currency transactions

The Bank performs transactions in foreign currencies, mainly in U.S. dollar. Assets and liabilities denominated in foreign currencies, held by the Bank and its subsidiaries are translated to Chilean pesos at the representative market exchange rate of the month for the reported period; the rate used was Ch$811.46 as of september 30, 2021 (Ch$784.33 per US$1 as of September 30, 2020 and Ch$712.47 December 31, 2020).

The amounts of net foreign exchange gains and losses includes recognition of the effects that exchange rate variations have on assets and liabilities denominated in foreign currencies and the profits and losses on foreign exchange spot and forward transactions undertaken by the Bank.

g)	Classification and measurement of financial instrument – under IFRS 9 (from January 1, 2018)

Financial instruments must be classified and measured in accordance with IFRS 9 starting from January 1, 2018, which established guidance for the financial reporting of financial assets and financial liabilities that will present relevant and useful information to users of financial statements for their assessment of the amounts, timing and uncertainty of an entity’s future cash flows.

I.	Classification of financial instrument

i)	Classification of financial assets

Financial assets are classified into a measurement category based on both the Bank’s business model for managing the financial asset and the contractual cash flow characteristics of the financial asset.

Contractual cash flow assessment determines if the cash flows from the financial asset meet the SPPI (solely payment of principal and interest) criterion, i.e., whether the contractual terms of the financial asset give rise, on specific dates, to cash flows that are solely payments of principal and interest. Principal is the fair value of the financial assets at initial recognition, and interest is the consideration for the time value of money, the credit risk associated with the principal outstanding, and also may include liquidity risk, administrative cost and profit margin.

For classification process the Bank perform the SPPI test, which assesses the contractual term to identify whether they meet SPI criterion, i.e., the contract is a basic lending arrangement. The Bank applies judgement and considers relevant factors such as currency in which the financial asset is denominated, and period for which the interest rate is set.

Business model refers to how the Bank manages its financial assets in order to generate cash flows. The Bank determined its business model on initial application of IFRS 9 at the level that best reflects how it manages groups of financial assets to achieve its business objective.

The Banks’s business model is not assessed on an instrument-by- instrument basis, but at a higher level of aggregated portfolio and is based on observable factors such as: performance of the financial assets, the risk that affect the performance, and the expected frequency, value and timing of sales.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In accordance with IFRS 9 the business models are:

●	Held to collect business model (HTC) - financial assets that are held within a business model whose objective is to hold assets in order to collect contractual cash flows are managed to realize cash flows by collecting contractual payments over the life of the instrument, under this business model sales made when there is an increase in the credit risk, or to manage credit concentration risk are not inconsistent with a business model whose objective is to hold financial assets to collect contractual cash flows.
●	Held to collect and sell (HTC&S) - financial assets under this business model achieve the objective by both collecting contractual cash flows and selling financial assets, then involve a greater frequency and value of sales than HTC business model.
●	Other business model - financial assets held in this business has the objective of realizing cash flows through the sale of the assets. The Bank makes decisions based on the assets’ fair values and manages the assets to realize those fair values.

ii)	Classification of financial liabilities

The Bank classified all financial liabilities as subsequently measured at amortized cost, except for derivatives that are liabilities, which are measured at fair value through profit or loss.

iii)	Reclassification

Reclassification of financial assets is required if, and only if, the objective of the Bank's business model for managing those financial assets changes. Financial liabilities cannot be reclassified.

II.	Measurement of financial instruments

i)	Initial measurement

On initial recognition, financial assets and financial liabilities are measured at the transaction price, i.e. the fair value of the consideration given or received (IFRS 13). In the case of financial instruments not at fair value through profit or loss, transaction costs are directly attributable to the acquisition or issue of the financial asset or financial liability.

ii)	Subsequent measurement- financial assets

After initial recognition, the Bank shall measure a financial asset at:

(a)	Amortized cost

Financial assets that are held in a business model to collect the contractual cash flows and contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at amortized cost.

The effective interest method is used in the calculation of the amortized cost of a financial asset or a financial liability and in the allocation and recognition of the interest revenue or interest expense in profit or loss over the relevant period. The effective interest rate (EIR) is the rate that exactly discounts estimated future cash payments or receipts through the expected life of the financial asset or financial liability to the gross carrying amount of a financial asset or to the amortized cost of a financial liability.

(b)	Fair value through other comprehensive income (FVOCI)

Financial assets that are debt instruments held in a business model that is achieved by both collecting contractual cash flows and selling, and that contain contractual terms that give rise on specific dates to cash flows that are SPPI, are measured at FVOCI. They are subsequently remeasured at fair value and changes therein (except for those relating to impairment, interest income and foreign currency exchange gains and losses) are recognized in other comprehensive income, until the assets are sold. Upon disposal, the cumulative gain and losses in OCI are recognized in the income statements.

(c)	Fair value through profit or loss (FVTPL)

Financial assets that do not contain contractual terms that give rise on specified dates to cash flows that are SPPI, or if the financial assets, or if the financial asset is not held in a business model that is either (i) a business model to collect the contractual cash flows or (ii) a business model that is achieved by both collecting contractual cash flows and selling.

Financial assets held for trading are recognized at fair value through profit or loss, likewise derivatives contracts for trading purposes.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

(d)	Equity instruments

For certain equity instruments, the Bank may make an irrevocable election to present subsequent changes in the fair value of the instrument in other comprehensive income, except for dividend income which is recognized in profit or loss. Gains or losses on derecognition of these equity instruments are not transferred to profit or loss.

iii)	Subsequent measurement- financial liabilities

After initial recognition, the Bank shall measure a financial liability at amortized cost.

III.	Derecognition of financial assets and liabilities

Financial assets are derecognized when, and only when:

●	the contractual rights to the cash flows from the financial asset expire, or
●	the Bank transfers substantially all the risks and rewards of ownership of the financial asset, and therefore the Bank derecognizes the financial asset and recognize separately any rights and obligations created or retained in the transfer.

In some cases, the Bank enters into transactions for which it retains the contractual rights to receive the cash flows of the financial asset, but assumes a contractual obligation to pay the cash flows in an arrangement that meets all the conditions required, i.e. the Bank only transfers collected amounts from original assets, selling or pledging original assets is prohibited, and the Bank has the obligation to remit cash flows collected without material delay.

When a financial asset is sold and the Bank simultaneously agrees to repurchase it (or an asset that is substantially the same) at a fixed price on a future date, the Bank continues to recognize the financial assets in their entirety in the statements of financial position because it retains substantially all of the risks and rewards of ownership. The cash consideration received is recognized as a financial asset and a financial liability is recognized for the obligation to pay the repurchase price.

Financial liabilities are derecognized when, and only when, they are extinguished, cancelled or expired.

IV.	Contingent loan

The Bank issues contingent liabilities (including letters of credit, foreign letters of credit and performance guarantee) and loan commitments.

Contingent liabilities and undrawn loan commitments are commitments under which, over the duration of the commitment, the Bank is required to provide a loan with pre-specified term to the customer.

The nominal contractual loan value, when the loan agreed to be provided is on market terms, is not recorded in the statements of financial position. The related ECL allowances are disclosed in Note 22.

V.	Offsetting of financial instruments

Financial asset and liability balances are offset, i.e., reported in the Consolidated Statements of Financial Position at their net amount, only if there is a legally enforceable right to offset the recorded amounts and the Bank intends either to settle them on a net basis or to realize the asset and settle the liability simultaneously. As of December 31, 2020 and 2019 the Bank does not have balance offsetting of financial instruments.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

h)	Derivatives and hedging activities

The Bank has elected to continue applying the hedge accounting requirements of IAS 39 on adoption of IFRS 9.

The Bank has not provided comparative information for prior periods on the date of initial application of IFRS 9 for the new disclosures introduces by IFRS 9 as a consequential amendment to IFRS 7, as permitted by IFRS 7 paragraph 44z.

A “financial derivative” is a financial instrument whose value changes in response to the changes in an underlying observable market variable (such as an interest rate, a foreign exchange rate, a financial instrument’s price, or a market index, including credit ratings), whose initial investment is very small compared with other financial instruments having a similar response to changes in market factors, and which is generally settled at a future date.

For presentation purposes, derivatives are presented in accordance with its positive or negative fair value as assets or liabilities, respectively, and include trading and hedging instruments separately (see Note 6).

Hedging transactions

The bank has elected to continue applying the hedge accounting requirements in IAS 39 instead of the requirements of IFRS 9, thus the Bank uses financial derivatives for the following purposes:

i.	to sell to customers who request these instruments in the management of their market and credit risks;
ii.	to use these derivatives in the management of the risks of the Bank entities’ own positions and assets and liabilities (“hedging derivatives”), and
iii.	to obtain profits from changes in the price of these derivatives (trading derivatives).

All financial derivatives that are not held for hedging purposes are accounted for as trading derivatives.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

A derivative qualifies for hedge accounting if all the following conditions are met:

1.	The derivative hedges one of the following three types of exposure:

a.	Changes in the value of assets and liabilities due to fluctuations, among others, in the interest rate and/or exchange rate to which the position or balance to be hedged is subject (“fair value hedge”);

b.	Changes in the estimated cash flows arising from financial assets and liabilities, and highly probable forecasted transactions (“cash flow hedge”);

c.	The net investment in a foreign operation (“hedge of a net investment in a foreign operation”).

2.	It is effective in offsetting exposure inherent in the hedged item or position throughout the expected term of the hedge, which means that:

a.	At the date of arrangement the hedge is expected, under normal conditions, to be highly effective (“prospective effectiveness”).

b.	There is sufficient evidence that the hedge was actually effective during the life of the hedged item or position (“retrospective effectiveness”).

3.	There must be adequate documentation evidencing the specific designation of the financial derivative to hedge certain balances or transactions and how this effective hedge was expected to be achieved and measured, provided that this is consistent with the Bank’s management of own risks.

The changes in the value of financial instruments qualifying for hedge accounting are recorded as follows:

a.	For fair value hedges, the gains or losses arising on both hedging instruments and the hedged items (attributable to the type of risk being hedged) are included as “Net income (expense) from financial operations” in the Consolidated Statements of Income.

b.	For fair value hedges of interest rate risk on a portfolio of financial instruments (macrohedges), gains or losses that arise in measuring hedging instruments within “Interest income and expense”, and other gains or losses due to changes in fair value of the underlying hedged item (attributable to the hedged risk) are recorded in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

c.	For cash flow hedges, the change in fair value of the hedging instrument is included as “Cash flow hedge” in “Other comprehensive income”.

d.	The differences in valuation of the hedging instrument corresponding to the ineffective portion of the cash flow hedging transactions are recorded directly in the Consolidated Statements of Income under “Net income (expense) from financial operations”.

If a derivative designated as a hedging instrument no longer meets the requirements described above due to expiration, ineffectiveness or for any other reason, hedge accounting treatment is discontinued. When “fair value hedging” is discontinued, the fair value adjustments to the carrying amount of the hedged item arising from the hedged risk are amortized to gain or loss from that date, where applicable.

When cash flow hedges are discontinued, any cumulative gain or loss of the hedging instrument recognized under “Other comprehensive income” (from the period when the hedge was effective) remains recorded in equity until the hedged transaction occurs, at which time it is recorded in the Consolidated Statements of Income, unless the transaction is no longer expected to occur, in which case any cumulative gain or loss is recorded immediately in the Consolidated Statements of Income.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

i)	Fair value measurement

In general, financial assets and liabilities are initially recognized at fair value which, in the absence of evidence to the contrary, is deemed to be the transaction price. Financial instruments, other than those measured at fair value through profit or loss, are initially recognized at fair value plus transaction costs. Subsequently, and at the end of each reporting period, financial instruments are measured pursuant to the following criteria:

i.	Valuation of financial instruments

Financial assets are measured according to their fair value, gross of any transaction costs that may be incurred in the course of a sale, except for loans and accounts receivable from customers.

“Fair value” is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction in the principal (or most advantageous) market at the measurement date under current market conditions (i.e. an exit price) regardless of whether that price is directly observable or estimated using another valuation technique. When measuring fair value an entity shall take into account the characteristics of the asset or liability if market participants would take those characteristics into account when pricing the asset or liability at the measurement date.

The fair value measurement assumes that the transaction to sell the asset or transfer the liability takes place either: (a) in the principal market for the asset or liability, or (b) in the absence of a principal market, the most advantageous market for the asset or liability. Even when there is no observable market to provide pricing information in connection with the sale of an asset or the transfer of a liability at the measurement date, the fair value measurement shall assume that the transaction takes place, considered from the perspective of a potential market participant who intends to maximize value associated with the asset or liability.

When using valuation techniques, the Bank shall maximize the use of relevant observable inputs and minimize the use of unobservable inputs as available. If an asset or a liability measured at fair value has a bid price and an ask price, the price within the bid-ask spread that is most representative of fair value in the circumstances shall be used to measure fair value regardless of where the input is categorized within the fair value hierarchy (i.e. Level 1, 2 or 3). IFRS 13 establishes a fair value hierarchy that categorizes into three levels the inputs to valuation techniques used to measure fair value. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs).

Although the use of average prices is allowed as a practical resource to determine the fair value of an asset or a liability, the Bank makes an adjustment (FVA or fair value adjustment) when there is a gap between the purchase and sale price (close out cost).

All derivatives are recorded in the Consolidated Statements of Financial Position at the fair value previously described. This value is compared to the valuation as at the trade date. If the fair value is subsequently measured positive, this is recorded as an asset. If the fair value is subsequently measured negative, this is recorded as a liability. The fair value on the trade date is deemed, in the absence of evidence to the contrary, to be the transaction price. The changes in the fair value of derivatives from the trade date are recorded in “Net income (expense) from financial operations” in the Consolidated Statements of Income.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Specifically, the fair value of financial derivatives included in the portfolios of financial assets or liabilities held for trading is deemed to be their daily quoted price. If, for exceptional reasons, the quoted price cannot be determined on a given date, the fair value is determined using similar methods to those used to measure over the counter (OTC) derivatives. The fair value of OTC derivatives is the sum of the future cash flows resulting from the instrument, discounted to present value at the date of valuation (“present value” or “theoretical close”) using valuation techniques commonly used by the financial markets: “net present value” (NPV) and option pricing models, among other methods. Also, within the fair value of derivatives are included Credit Valuation Adjustment (CVA) and Debit Valuation Adjustment (DVA), all with the objective that the fair value of each instrument includes the credit risk of its counterparty and Bank´s own risk. The Credit valuation adjustment (CVA) is a valuation adjustment to OTC derivatives as a result of the risk associated with the credit exposure assumed by each counterparty. The CVA is calculated taking into account potential exposure to each counterparty in each future period. The debit valuation adjustment (DVA) is a valuation adjustment similar to the CVA but, in this case, it arises as a result of the Bank’s own risk assumed by its counterparties in OTC derivatives. In the case of derivative instruments contracted with Central Clearing Houses, in which the variation margin is contractually defined as a firm and irrevocable payment, this payment is considered as part of the fair value of the derivative.

ii.	Valuation techniques

Financial instruments at fair value, determined on the basis of price quotations in active markets, include government debt securities, private sector debt securities, equity shares, short positions, and fixed-income securities issued.

In cases where price quotations cannot be observed in available markets, the Bank’s management determines a best estimate of the price that the market would set using its own internal models. In most cases, these models use data based on observable market parameters as significant inputs however for some valuations of financial instruments, significant inputs are unobservable in the market. To determine a value for those instruments, various techniques are employed to make these estimates, including the extrapolation of observable market data.

The most reliable evidence of the fair value of a financial instrument on initial recognition usually is the transaction price, however due to lack of availability of market information, the value of the instrument may be derived from other market transactions performed with the same or similar instruments or may be measured by using a valuation technique in which the variables used include only observable market data, mainly interest rates.

The main techniques used as September 30, 2021 and 2020 and for the year ended December 31, 2020 by the Bank’s internal models to determine the fair value of the financial instruments are as follows:

i.	In the valuation of financial instruments permitting static hedging (mainly forwards and swaps), the present value method is used. Estimated future cash flows are discounted using the interest rate curves of the related currencies. The interest rate curves are generally observable market data.

ii.	In the valuation of financial instruments requiring dynamic hedging (mainly structured options and other structured instruments), the Black-Scholes model is normally used. Where appropriate, observable market inputs are used to obtain factors such as the bid-offer spread, exchange rates, volatility, correlation indexes and market liquidity.

iii.	In the valuation of certain financial instruments exposed to interest rate risk, such as interest rate futures, caps and floors, the present value method (futures) and the Black-Scholes model (plain vanilla options) are used. The main inputs used in these models are observable market data, including the related interest rate curves, volatilities, correlations and exchange rates.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The fair value of the financial instruments calculated by the aforementioned internal models considers contractual terms and observable market data, which include interest rates, credit risk, exchange rates, quoted market price of shares, volatility and prepayments, among others. The Bank’s management considers that its valuation models are not significantly subjective, since these methodologies can be adjusted and evaluated, as appropriate, through the internal calculation of fair value and the subsequent comparison with the related actively traded price.

j)	Recognizing income and expenses

The most significant criteria used by the Bank to recognize its revenues and expenses are summarized as follows:

i.	Interest revenue, interest expense, and similar items

Interest income is calculated by applying the effective interest rate to the gross carrying amount of financial assets, except for financial assets that have subsequently become credit-impaired (or ‘stage 3’), for which interest revenue is calculated by applying the effective interest rate to their amortized cost (i.e. net of the ECL provision).

ii.	Commissions, fees, and similar items

Fee and commission income and expenses are recognized in the Consolidated Statements of Income using criteria established in IFRS 15 “Revenue from contracts with customers”. See disclosure in Note 2 relating adoption and impact of IFRS 15.

Under IFRS 15, the Bank recognises revenue when (or as) satisfied a performance obligations by transferring a service (i.e. an asset) to a customer; under this definition an asset is transferred when (or as) the customer obtains control of that asset. The Bank considers the terms of the contract and its customary business practices to determine the transaction price. The transaction price is the amount of consideration to which an entity expects to be entitled in exchange for transferring promised goods or services to a customer, excluding amounts collected on behalf of third-parties.

The Bank transfers control of a good or service over time and, therefore, satisfies a performance obligation and recognises revenue over time, and/or the Bank satisfies the performance obligation at a point in time.

The main revenues arising from commissions, fees and similar items correspond to:

-	Fees and commissions for lines of credits and overdrafts: includes accrued fees related to granting lines of credit and overdrafts in checking accounts.
-	Fees and commissions for guarantees and letters of credit: includes accrued fees in the period relating to granting of guarantee payment for current and contingent third party obligations.
-	Fees and commissions for card services: includes accrued and earned commissions in the period related to use of credit cards, debit cards and other cards
-	Fees and commissions for management of accounts: includes accrued commissions for the maintenance of checking, savings and other accounts
-	Fees and commissions for collections and payments: includes income arising from collections and payments services provided by the Bank.
-	Fees and commissions for intermediation and management of securities: includes income from brokerage, placements, administration and securities' custody services.
-	Fees and commissions for insurance brokerage fees: includes income arising for insurances distribution.
-	Other fees and commissions: includes income arising from currency changes, financial advisory, cashier check issuance, placement of financial products and online banking services.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The main expenses arising from commissions, fees and similar items correspond to:

-	Compensation for card operation: includes commission expenses for credit and debit card operations related to income commissions card services.
-	Fees and commissions for securities transactions: includes commissions expense for deposits, securities custody service and securities' brokerage.
-	Other fees and commissions: include mainly expenses generated from online services.

The Bank has incorporated disaggregated revenue and expense disclosures and reportable segment relationship in Note 27.

Additionally, the Bank maintains certain loyalty programs associated to its credit cards services, for which it has deferred a percentage of the consideration received in the statements of financial position to comply with its related performance obligation or has liquidated on a monthly basis as far they arise.

iii.	Loan arrangement fees

Fees that arise as a result of the origination of a loan, mainly application and analysis-related fees, are deferred and charged to the Consolidated Statements of Income over the term of the loan.

k)	Impairment of non-financial assets

The Bank’s non-financial assets, are reviewed at the reporting date to determine whether they show signs of impairment (i.e. its carrying amount exceeds its recoverable amount). If any such evidence exists, the recoverable amount of the asset is estimated, in order to determine the extent of the impairment loss.

Recoverable amount is the higher of fair value less costs to sell and value in use. In assessing value in use, the estimated future cash flows are discounted to their present value using a pre-tax discount rate that reflects current market assessments of the time value of money and the risks specific to the asset for which the estimates of future cash flows have not been adjusted.

If the recoverable amount of an asset is estimated to be less than its carrying amount, the carrying amount of the asset is reduced to its recoverable amount. An impairment loss is recognized immediately in profit or loss.

In connection with other assets, impairment losses recorded in prior periods are assessed at each reporting date to determine whether the loss has decreased and should be reversed. The increased carrying amount of an asset other than goodwill attributable to a reversal of an impairment loss shall not exceed the carrying amount that would have been determined (net of amortization or depreciation) had no impairment loss been recognized for the asset in prior years. Goodwill impairment is not reversed.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

l)	Property, plant, and equipment

This category includes the amount of buildings, land, furniture, vehicles, computer hardware and other fixtures owned by the consolidated entities or acquired under finance leases. Assets are classified according to their use as follows:

i.	Property, plant and equipment for own use

Property, plant and equipment for own use includes but is not limited to tangible assets received by the consolidated entities in full or partial satisfaction of financial assets representing accounts receivable from third parties which are intended to be held for continuing own use and tangible assets acquired under finance leases. These assets are presented at acquisition cost less the related accumulated depreciation and, if applicable, any impairment losses (when net carrying amount was higher than recoverable amount).

Depreciation is calculated using the straight-line method over the acquisition cost of assets less their residual value, assuming that the land on which buildings and other structures stand has an indefinite life and, therefore, is not subject to depreciation.

The Bank applies the following useful lives for the tangible assets that comprise its assets:

ITEM	Useful life (Months)
Land	-
Paintings and works of art	-
Carpets and curtains	36
Computers and hardware	36
Vehicles	36
IT systems and software	36
ATMs	60
Other machines and equipment	60
Office furniture	60
Telephone and communication systems	60
Security systems	60
Rights over telephone lines	60
Air conditioning systems	84
Other installations	120
Buildings	1,200

The consolidated entities assess at each reporting date whether there is any indication that the carrying amount of any tangible asset exceeds its recoverable amount. If this is the case, the carrying amount of the asset is reduced to its recoverable amount and future depreciation charges are adjusted in accordance with the revised carrying amount and to the new remaining useful life.

The estimated useful lives of the items of property, plant and equipment held for own use are reviewed at the end of each reporting period to detect significant changes. If changes are detected, the useful lives of the assets are adjusted by correcting the depreciation charge to be recorded in the Consolidated Statements of Income in future years on the basis of the new useful lives.

Maintenance expenses relating to tangible assets held for own use are recorded as an expense in the period in which they are incurred.

ii.	Assets leased out under operating leases

The criteria used to record the acquisition cost of assets leased out under operating leases, to calculate their depreciation and their respective estimated useful lives, and to record the impairment losses thereof, are consistent with those described in relation to property, plant and equipment held for own use.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

m)	Leasing

As of January 1, 2019, the Bank has started to apply IFRS 16 “Leases”, using the modified retrospective method and therefore, no comparative information is required, and 2018 balances continue to be reported under IAS 17 “Leases”.

Policy applicable from January 1, 2019

At inception of a contract the Bank assesses whether a contract contains a lease. A contract contains a lease if the contracts conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, the Bank assesses whether:

●	the contract involves the use of an identified asset – this may be specified explicitly or implicitly and should be physically distinct. If the supplier has a substantive substitution right, then the asset is not identified.
●	the Bank has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use, and
●	the Bank has the right to direct the use of the asset – this is decision-making purpose for which asset is use.

a.	As a Lessee

The Bank recognizes a right-of-use asset and a lease liability at the lease commencement date in accordance within IFRS 16 “Leases”. The main contracts that the Bank has are offices and branches related, which are necessary to carry out its activities.

At the beginning, the right-of-use asset is equal to the lease liability and is calculated as the present value of the lease payments discounted using the incremental interest rate at the commencement date, considering the lease term of each contract. The average incremental interest rate as of December 31, 2020 is 1.45%. After initial recognition, the right-of-use is subsequently depreciated using the straight-line method in accordance with the lease term of the contract, and the lease liability is amortized in accordance with the effective interest method. Financial interest is accounted as interest expense, and depreciation as depreciation expense in each period.

The term of the lease comprises non-cancelable periods established within each contract, while for lease contracts with an indefinite useful life, the Bank has determined to assign a useful life equal to the longer non-cancelable period of its lease agreements. The Bank has elected not to recognize right-of-use assets and lease liabilities for short term leases that have a lease term of 12 months or less and leases of low-value assets. The Bank recognizes lease payments associated with these leases as an expense on a straight-line basis over the lease term. Any modification in the terms or lease should be treated as a new measurement.

Initially, the Bank measures the right-of-use asset at cost. The rent of the lease agreements is agreed in UF and paid in pesos. According to that, monthly variation in UF should be treated as a new measurement, and therefore, readjustments should be recognized as a modification to the obligation and the right-of-use asset.

The Bank has not entered into lease agreements with residual value guarantee or variable lease payments.

In applying IFRS 16, the Bank has used the following practical expedients permitted by the standard:

●	accounting for operating leases with a remaining lease term of less than 12 months as at January 1, 2019 as short-term leases.
●	excluding initial direct costs for the measurement of the right-of-use asset at the date of initial application.

The Bank has also elected not to reassess whether a contract is or contains a lease at the date of initial application. Instead, for contracts entered into before the transition date the Bank relied on its assessment made applying IAS 17 and Interpretation 4 Determining whether an Arrangement contains a Lease.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

b. As a lessor

When the Bank acts as a lessor, it determines at the beginning if it corresponds to a financial or operating lease. To do this, it evaluates whether it has substantially transferred all the risks and benefits of the asset. In the affirmative case, it corresponds to a financial lease, otherwise it is a financial lease.

The Bank recognizes the lease income on a straight-line basis over the lease term.

c. Third party financing

The Bank recognizes the loans with third parties within “Loans and accounts receivable from customers” in the Consolidated Statements of Financial Position, the sum of the present value of the lease payments receivable from the lessee, including the exercise price of the lessee’s purchase option at the end of the lease term, when at the inception of the lease it is reasonably certain that the lessee will exercise the option.

The finance income and expenses arising from these contracts are recorded under “Interest income” and “Interest expense” respectively, in Consolidated Statements of Income to achieve constant return rate over the lease term.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

n)	Intangible assets

Intangible assets are identified as non-monetary assets (separately identifiable from other assets) without physical substance which arise as a result of legal or contractual rights. The Bank recognizes an intangible asset, whether purchased or self-created (at cost), when the cost of the asset can be measured reliably, and it is probable that the future economic benefits that are attributable to the asset will flow to the Bank.

Intangible assets are recorded initially at acquisition or production cost and are subsequently measured at cost less any accumulated amortization and any accumulated impairment losses.

Internally developed computer software is recorded as an intangible asset if, among other requirements (basically the Bank’s ability to use or sell it), it can be identified and its ability to generate future economic benefits can be demonstrated.

Intangible assets are amortized on a straight-line basis using the estimated useful life, which has been defined by default in 36 months, and can be modified to the extent that it is demonstrated that the Bank will benefit from the use of the intangible for a different period mentioned above.

Expenditure on research activities is recorded as an expense in the year in which it is incurred and cannot be subsequently capitalized.

o)	Cash and cash equivalents

For the preparation of the cash flow statements, the indirect method was used, starting with the Bank’s consolidated pre-tax income and incorporating non-cash transactions, as well as income and expenses associated with cash flows, which are classified as operating, investment or financing activities.

For the preparation of the cash flow statements, the following items are considered:

i.	Cash flows: Inflows and outflows of cash and cash equivalents, such as deposits with the Central Bank of Chile, deposits in domestic banks, and deposits in foreign banks.

ii.	Operating activities: Principal revenue-producing activities performed by banks and other activities that cannot be classified as investing or financing activities.

iii.	The Bank's activity of granting loans encompasses not only the activities with its debtors but also the related activities that provide the funding to the loans granted. Since the funding for granting such loans is provided by, among other sources, senior bonds, mortgage bonds and subordinated bonds, the Bank presents the related cash flows as operating activities.

iv.	Investing activities: The acquisition and disposal of long-term assets and other investments not included in cash and cash equivalents.Financing Activities: Activities that result in changes in the size and composition of the equity and liabilities that are not operating activities.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

p)	Expected credit losses allowance – under IFRS 9

Starting from January 1, 2018, the Bank replaced the “incurred loss” model of IAS 39 with an “expected credit loss (ECL)” model established by IFRS 9. The new single impairment model applies to all financial assets measured at amortized cost and fair value through other comprehensive income (FVOCI), including commitment and contingent loans. Investments in equity are outside of the scope of the new impairment requirements.

The Bank accounted ECL related to financial assets measured at amortized cost as a loss allowance in the statements of financial position, but the carrying amount of these assets is stated net of the loss allowance. ECL related to contingent loans is accounted as a provision in the statements of financial position. The Bank recognizes in profit or loss, as an impairment gain or loss, the amount of ECL (or reversal) that is required to adjust the loss allowance at the reporting date to the amount that is required to be recognized in accordance IFRS 9, for financial assets measured at amortized cost and contingent loans.

The new model uses a dual measurement approach, under which the loss allowance is measured as either:

-	12-month expected credit losses
-	Lifetime expected credit losses

The Bank has defined default on individual or collective basis:

●	Individual: when exposure is more than 89 days past due, it has been restructured, it is in judicial collection, it has been write-off, drag effect define as the entire outstanding amount on any loan which is 89 days or more past due.

●	Collective: when exposure is more than 89 days past due, it has been restructured, or has been identified as impaired by an internal risk committee).

The measurement basis depends on whether there has been a significant increase in credit risk since initial recognition. Based on changes in credit quality since initial recognition, IFRS 9 outlines a "three-stage" model impairment in accordance with the following diagram:

Change in credit quality since initial recognition
Stage 1	Stage 2	Stage 3
Initial recognition	Significant increase in credit risk since initial recognition	Credit impaired assets
12-month expected credit losses	Lifetime expected credit losses	Lifetime expected credit losses

The Bank, at the end of each reporting period, evaluated whether financial instrument's credit risk has significantly increased since initial recognition or whether an asset is considered to be credit-impaired, and consequently classified financial instrument in the respective stage:

●	Stage 1: When loans are first recognized, the Bank recognizes an allowance based on 12 months ECL. Stage 1 loans also include facilities where the credit risk has improved and the loan has been returned to Stage 1.

●	Stage 2: When a loan has shown a significant increase in credit risk since origination, the Bank records an allowance for the lifetime ECL. Stage loans also include facilities, where the credit risk has improved and the loan has been returned to stage 2.

●	Stage 3: Loans considered credit impaired. The Bank records an allowance for the lifetime ECL, setting the PD at 100%.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank considers reasonable and supportable information that is available without undue cost or effort and that may affect the credit risk on a financial instrument, including forward looking information to determine a significant increase in credit risk since initial recognition. Forward looking information includes past events, current conditions and forecast or future economic conditions (macro-economic data).

Credit risk assessment and forward-looking information (including macro-economic factors), includes quantitative and qualitative information based on the Bank's historical experience, some examples are:

a.	Financial or economic conditions that are expected to cause a significant change in the borrower’s ability to meet its debt obligations

b.	An actual or expected internal credit rating downgrade for the borrower or decrease in behavioral scoring

c.	An actual or expected significant change in the operating results of the borrower.

d.	Significant increases in credit risk on other financial instruments of the same borrower.

e.	Significant changes in the value of the collateral supporting the obligation or in the quality of third-party guarantees or credit enhancements.

f.	Reductions in financial support from a parent entity or other affiliate.

g.	Expected changes in the loan documentation including an expected breach of contract that may lead to covenant waivers or amendments, interest payment holidays, interest rate step-ups, requiring additional collateral or guarantees, or other changes to the contractual framework of the instrument.

The Bank has considered that if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial credit recognition but is not an absolute indicator. The bank did not rebut the backstop presumption of IFRS 9 relating to SICR or default.

i.	Expected credit loss measurement

The ECL are the probability-weighted estimate of credit losses, i.e. the present value of all cash shortfalls. A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. The three main components to measure the ECL are:

PD: The Probability of default is an estimate of the likelihood of default over a given time horizon. A default may only happen at a certain time over the assessed period, if the facility has not been previously derecognized and is still in the portfolio.

LGD: The loss given default is an estimate of the loss arising in the case where a default occurs at a given time. It is based on the difference between the contractual cash flows due and those that the lender would expect to receive, including from the realization of any collateral.

EAD: The Exposure at default is an estimate of the exposure at a future default date, taking into account expected changes in the exposure after the reporting date, including repayments of principal and interest, whether scheduled by contract or otherwise, expected drawdown on committed facilities, and accrued interest from missed payments.

For measuring 12-month and lifetime ECL, cash shortfalls are identified as follow:

-	12-month expected credit losses: the portion of lifetime expected credit losses that represents the expected credit losses that result from default events on the financial instruments that are possible within the 12 months after the reporting date.

-	Lifetime expected credit losses: the expected credit losses that result from all possible default events over the expected life of the financial instrument.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The Bank considered a multi-factor analysis to perform credit risk analysis. The type of portfolio or transactions, and individual or collective evaluated.

The Bank divides its portfolio as:

i.	Commercial loans,
ii.	Mortgage loans, and
iii.	Consumer loans.
iv.	Contingent loans

The Bank evaluates individually whether objective evidence of impairment exists for loans that are individually significant, then collectively assesses loans that are not individually significant and loans which are significant but for which there is no objective evidence of impairment available under individually assessment.

ii.	Contingent loans

The Bank enters into various irrevocable loan commitments and contingent liabilities. Even though these obligations may not be recognized on the statements of financial position, they contain credit risk and, therefore, form part of the overall risk of the Bank.

When the Bank estimates the ECL for contingent loans, it estimates the expected portion of the loan commitment that will be drawn down over its expected life.

iii.	Forward looking information

The ECL model includes a broad range of forward-looking information as economic inputs, such as:

●	GDO growth
●	Unemployment rates
●	Central Banks interest rates
●	Real estate prices

iv.	Modifications of financial assets

When loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank recognizes the resulting gains or losses as the difference between the carrying amount of the original loans and modified contractual cash flows discounted using the EIR before modification.

For ECL estimation purposes on financial assets that have been modified, is required to distinguish between modification that result in derecognition from those that does not result in derecognition. If the modification does not result in derecognition, then the subsequent assessment of whether there is a significant increase in credit risk is made comparing the risk at the reporting date based on the modified contractual term and the risk at initial recognition based on the original, unmodified contractual term.

If the modification results in derecognition, then the modified asset is considered to be a new asset. Accordingly, the date of modification is treated as the date of initial recognition for the purposes of the impairment requirements.

v.	Collateral

The Banks seeks to use collateral to mitigate its credit risks on financial assets, where possible. Types of collateral are: cash, securities, letters of credit, real state and inventories. The Bank’s accounting policy for collateral assigned to it through its lending arrangements under IFRS 9 is the same is it was under IAS 39. Collateral, unless repossessed, is not recorded on the Bank’s statements of financial position. However, the fair value of collateral affects the calculation of ECLs. The main collateral associated to mortgage loans are real estate, which are valued based on data provided by specialized third parties.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The estimation of ECL reflects the cash flows expected from collateral and other credit enhancement that are part of the contractual terms of the financial instruments.

According to the Bank’s policy when an asset (real estate) is repossessed are transferred to assets held for sale at their fair value less cost to sell as non-financial assets at the repossession date.

vi.	Write-offs

The gross carrying amount of a financial asset is reduced when there is no reasonable expectation of recovery. A write-off constitutes a derecognition event of the corresponding loan transaction in its entirety, and therefore, include portions not past-due for installments loans or leasing operation (no partial write-off).

Subsequent recoveries of amounts previously written-off are credited to the income statements, as recovery of loans previously write-off, as a deduction from provisions for loan losses.

Loan and accounts receivable write-offs are recorded for overdue and current installments based on the time periods expired since reaching overdue status, as described below:

Type of loan	Term
Consumer loans with or without collateral	6 months
Other transactions without collateral	24 months
Commercial loans with collateral	36 months
Mortgage loans	48 months
Consumer leasing	6 months
Other non-mortgage leasing transactions	12 months
Mortgage leasing (household and business)	36 months

vii.	COVID-19 support measures

The COVID-19 pandemic has had a major impact on Chile and global economies in 2020. As a result, the Chilean government has announced a series of measures to support lending. The largest measure was to provide additional funds to the Guarantee Fund for Small Companies (Fogape), a state fund that guarantees loans, leases and other credits provided to small businesses, extend Fogape’s coverage to companies with annual sales of up to UF 1 million and further amend the rules and regulations governing Fogape to encourage banks to provide lending to small businesses. Under Fogape’s new regulations, domestic banks, including us, may provide loans with preferential interest rates equal to the MPR plus 3% and terms of up to 48 months to eligible companies in an aggregate amount equal to up to 3 months of a company’s sales and receive a guarantee from Fogape for between 60% and 85% of each loan (“Fogape loans”). Such loans must have a 6-month grace period before a company must begin paying the loan. In addition, companies that receive loans guaranteed by Fogape pursuant to these new regulations, will also have payment holiday for all other outstanding loans until a period of 6 months.

Additionally, the Bank – in accordance with CMF’s instruction to facilitate access to credit for companies and household - has provided payment holiday terms of up to three months to mortgage customers with no more 30 days past due. This was extended by a further three months for customers in need. For consumer loans, the Bank has granted benefits such as a 3-month grace period to start paying, increases in terms, decreases in installments, and has even opted for current lower market rates.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Customers who sought COVID-19 related support, including payment holidays, were not the subject of any wider SICR triggers, and do not have to be moved to Stage 2 for a lifetime ECL assessment unless they had triggered other SICR criteria, and payment holidays also did not cause accounts to become past due and therefore did not automatically trigger a Stage 2 or Stage 3 lifetime ECL assessment.

The assessment of SICRs and the measurement of ECLs are required to be based on reasonable and supportable information that is available to an entity without undue cost or effort. The Bank has developed estimates based on the best available information about past events, current conditions and forecasts of economic conditions. In assessing forecast conditions, the Bank has considered the effects of COVID-19 and the support measures being undertaken. Despite of the above, with current COVID-19 infection rates having increased and continued high levels of uncertainty in the macro-economic outlook and to address a potential lag in defaults, the Bank has decided not to make changes over IFRS9 models regarding COVID-19, but rather has established management overlay or post-model adjustments for 2020 expected credit losses allowance.

See Note N°34, Risk management.

q)	Provisions, contingent assets and contingent liabilities

Provisions are liabilities of uncertain timing or amount. Provisions are recognized in the Consolidated Statements of Financial Position when the Bank:

i.	has a present obligation (legal or constructive) as a result of past events, and
ii.	it is probable that an outflow of resources will be required to settle these obligations and the amount of these resources can be reliably measured.

Contingent assets or contingent liabilities are any potential rights or obligations arising from past events whose existence will be confirmed only by the occurrence or non-occurrence if one or more uncertain future events that are not wholly within control of the Bank.

The Consolidated Statements of Financial Position and annual accounts reflect all significant provisions for which it is estimated that it is probable an outflow of resources will be required to meet the obligation where the probability of having to meet the obligation is more likely than not. Provisions are quantified using the best available information on the consequences of the event giving rise to them and are reviewed and adjusted at the end of each year. Provisions must specify the liabilities for which they were originally recognized. Partial or total reversals are recognized when such liabilities cease to exist or are reduced.

Provisions are classified according to the obligation covered as follows:

-	Provision for employee salaries and expenses
-	Provision for mandatory dividends
-	Provision for contingent credit risks
-	Provisions for contingencies

r)	Deferred income taxes and other deferred taxes

The Bank records, when appropriate, deferred tax assets and liabilities for the estimated future tax effects attributable to differences between the carrying amount of assets and liabilities and their tax bases. The measurement of deferred tax assets and liabilities is based on the tax rate, in accordance with the applicable tax laws, using the tax rate that applies to the period when the deferred asset and liability will be settled. The future effects of changes in tax legislation or tax rates are recorded in deferred taxes beginning on the date on which the law is enacted or substantially enacted.

s)	Use of estimates

The preparation of the financial statements requires the Bank’s management to make estimates and assumptions that affect the application of the accounting policies and the reported balances of assets, liabilities, revenues and expenses. Actual results may differ from these estimates.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

In certain cases, International Financial Reporting Standards (IFRS) require that assets or liabilities be recorded or disclosed at their fair values. The fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When available, quoted market prices in active markets have been used as the basis for measurement. When quoted market prices in active markets are not available, the Bank has estimated such values based on the best information available, including the use of modeling and other valuation techniques.

The Bank has established allowances to cover credit losses. These allowances must be regularly reviewed taking into consideration factors such as changes in the nature and volume of the loan portfolio, trends in forecasted portfolio quality, credit quality and economic conditions that may adversely affect the borrowers’ ability to pay. Increases in the allowances for loan losses are reflected as “Provision for loan losses” in the Consolidated Statements of Income. Loans are charged-off when the Bank’s management determines that a loan or a portion thereof is impaired. Charge-offs are recorded as a reduction of the allowance for loan losses.

The relevant estimates and assumptions made to calculate provisions are regularly reviewed by the Bank’s Management to quantify certain assets, liabilities, revenues, expenses, and commitments.

These estimates, made on the basis of the best available information, mainly refer to:

-	Allowances for loan losses
-	Impairment losses of certain assets
-	The useful lives of tangible and intangible assets
-	The fair value of assets and liabilities
-	Commitments and contingencies
-	Current and deferred taxes

t)	Non-current assets held for sale (in “Other Assets”)

The Bank classified its investment held on Redbanc, Transbank and Nexus, previously classified as associated, as assets held for sale in Other Assets, in accordance with IFRS 5 “Non-current Assets held for sale and discontinued operations”, since its carrying amount will be recovered principally through a sale transaction rather through continuing use.

The Bank has ensured to comply with related requirement established in IFRS 5, which include:

●	the assets are available for immediate sale in its present conditions and its sale must be highly probable.
●	for the sale to be highly probable, the appropriate level of management is committed to a plan to sell the asset, and an active program to locate a buyer and complete the plan.
●	additionally, the sale should be expected to qualify for recognition as a completed sale within one year from the date of classification.

The Bank has measured their investment on the mentioned associated investment at their carrying amount since it represents the lower between carrying amount and fair value less cost to sell. Additionally, the Bank will recognize an impairment loss for any initial or subsequent write-down of the asset to fair value less costs to sell, to the extent that it has not been recognized.

Events or circumstances may extend the period to complete the sale beyond one year. An extension of the period required to complete a sale does not preclude an asset from being classified as held for sale if the delay is caused by events or circumstances beyond the entity’s control and there is sufficient evidence that the entity remains committed to its plan to sell the asset.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

As of December 31, 2020, the Bank has sold its investment in Nexus, while held its investment on Transbank and Redbanc (classified as held for sale), mainly to circumstances raised that were previously considered unlikely, such as social unrest and pandemic, and the consequent health and economic crisis. However, the Bank continues committed to its selling plan and its acquiring network development plan, as evidenced by the recent creation of a payment card operating company and the active search for potential buyers

Assets received or awarded in lieu of payment

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). A price is agreed upon by the parties through negotiation or, when the parties do not reach an agreement, at the amount at which the Bank is awarded those assets at a judicial auction. In the both cases, an independent appraisal is performed. The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale). The difference between the carrying value of the asset and the estimated fair value less costs to sell is charged to net income for the period, under “Other operating expenses”. The result obtained in the sale of the asset is subsequently recorded under “Other operating income”.

Independent appraisals are obtained at least every 18 months and fair values are adjusted accordingly. No adjustments have been made between appraisals with respect to the period covered by these financial statements considering the stability of the real estate market in Chile during past years and expected stability of the real estate market in the coming years.

At least once a year, the Bank performs the necessary analysis to update the “cost to sale” of assets received or awarded in lieu of payments. According to the Bank’s survey, as of December 31, 2020 the average cost to sale was estimated at 3.2% of the appraisal value (3.1% as of December 31, 2019).

u)	Earnings per share

Basic earnings per share are determined by dividing the net income attributable to the shareholders of the Bank for the reported period by the weighted average number of shares outstanding during the reported period.

Diluted earnings per share are determined in the same way as basic earnings, but the weighted average number of outstanding shares is adjusted to take into consideration the potential diluting effect of stock options, warrants, and convertible debt.

As of December 31, 2020, and 2019 the Bank did not have any instruments that generated dilution.

v)	Temporary acquisition (assignment) of assets and liabilities

Purchases or sales of financial assets under non-optional repurchase agreements at a fixed price are recorded in the Consolidated Statements of Financial Position based on the nature of the debtor (creditor) under “Deposits in the Central Bank of Chile,” “Deposits in financial institutions” or “Loans and accounts receivable from customers” (“Central Bank of Chile deposits,” “Deposits from financial institutions” or “Customer deposits”).

Differences between the purchase and sale prices are recorded as financial interest over the term of the contract.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

w)	Provision for mandatory dividends

As of September 30, 2021 and 2020 an for the year ended December 31, 2020 the Bank recorded a provision for mandatory dividends. This provision is made pursuant to Article 79 of the Corporations Act, which is in accordance with the Bank’s internal policy, pursuant to which at least 30% of net income for the period is distributed, except in the case of a contrary resolution adopted at the respective shareholders’ meeting by unanimous vote of the outstanding shares. This provision is recorded, as a deducting item, under the “Retained earnings – provision for mandatory dividends” line of the Consolidated Statements of Changes in Equity with offset to Provisions.

x)	Employee benefits

i.	Post-employment benefits – Defined Benefit Plan:

According to current collective labor agreements and other agreements, the Bank has an additional benefit available to its principal executives, consisting of a pension plan whose purpose is to endow them with funds for a better supplementary pension upon their retirement.

Features of the Plan:

The main features of the Post-Employment Benefits Plan promoted by the Banco Santander-Chile are:

a.	Aimed at the Bank’s management.
b.	The general requirement to apply for this benefit is that the employee must be carrying out his/her duties when turning 60 years old.
c.	The Bank will create a pension fund, with life insurance, for each beneficiary in the plan. Periodic contributions into this fund are made by the manager and matched by the Bank.
d.	The Bank will be responsible for granting the benefits directly.

The Bank uses the method of projected unit credit, to determine the present value of the defined benefit obligation and the current service cost.

Components of defined benefit cost include:

-	current service cost and any past service cost, which are recognized in profit or loss for the period;
-	net interest on the liability (asset) for net defined benefit, which is recognized in profit or loss for the period;
-	new liability (asset) remeasurements for net defined benefit include:

(a)	actuarial gains and losses;
(b)	the difference between the actual return on plan assets and the interest on plan assets included in the net interest component and;
(c)	changes in the effect of the asset ceiling.

The liability (asset) for net defined benefit is the deficit or surplus, determined as the difference between the present value of the defined benefit obligation less the fair value of plan assets.

Plan assets comprise the pension fund taken out by the Group with a third party that is not a related party. These assets are held by an entity legally separated from the Bank and exist solely to pay benefits to employees.

The Bank recognizes the present service cost and the net interest of the Personnel salaries and expenses on the Consolidated Statements of Income.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

The post-employment benefits liability, recognized in the Consolidated Statements of Financial Position represents the deficit or surplus in the defined benefit plans of the Bank. Any surplus resulting from the calculation is limited to the present value of any economic benefits available in the form of refunds from the plan or reductions in future contributions.

When employees leave the plan before meeting the requirements to be eligible for the benefit, contributions made by the Bank are reduced.

ii.	Cash-settled share-based compensation

The Bank allocates cash-settled share-based compensation to executives of the Bank and its Subsidiaries in accordance with IFRS 2. The Bank measures the services received and the obligation incurred at fair value. Until the obligation is settled, the Bank determines the fair value at the end of each reporting period, as well as at the date of settlement, recognizing any change in fair value in the income statements of the period.

y)	Application of new and revised International Financial Reporting Standards

1.	New and revised standards effective in current year

The following new and revised IFRS have been adopted in these financial statements:

Reform of the benchmark interest rate. Phase 2 - On August 27, 2020 the IASB has finalized its response to the ongoing rate reform of interbank offer (IBOR) and other reference interest rates by issuing a package of amendments to IFRS Standards. The amendments are intended to help companies provide investors with useful information on the effects of the reform on the state’s financial institutions of those companies. The amendments complement those issued in 2019 and focus on the effects on the financial statements when a company replaces the rate of reference interest for an alternative reference rate as a result of the reform.

The modifications of this final phase refer to:

●	changes in contractual cash flows: a company will not have to derecognise or adjust the carrying amount of instruments due to the changes required by the reform, but will update the effective interest rate to reflect the change to the reference rate alternative;
●	hedge accounting - a business will not have to discontinue its hedge accounting just because it makes the changes required by the reform, if the hedge meets the other hedge accounting criteria; and
●	disclosures: a company will be required to disclose information about new risks arising from the reform and how it manages the transition at alternative reference rates.

These amendments are effective for annual reporting periods beginning on or after January 1, 2021, and early adoption is permitted. The Bank has been working since 2019 on the transition of different risk-free reference rates (hereinafter also “RFR”), including the LIBOR rate. In this context, the Bank's work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of work teams regarding each risk, the involvement of the high administration in a robust project governance plan and an action plan for each of the impacted identified risk/areas, which we allowed to face this challenge successfully.

Amendment to IFRS 16 - Rental concessions related to Covid-19. This modification issued on March 10, 2021, has extended the term of the initial amendment by one year on May 29, 2020, the IASB issued this amendment to provide an exception to tenants from not accounting for a lease concession as a lease amendment if it is related to Covid-19. But you must disclose the application of this exception. The modification is effective as of June 1, 2020, with early application allowed even for financial institutions that have not yet been authorized as of May 28, 2020. The Bank has decided not to take any concession in relation to its lease contracts, therefore that this modification has not had an impact on the Bank's Consolidated Financial Statements.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

2.	New and revised IFRS issued but not effective

IFRS 9, Financial Instruments - On July 24, 2014, the IASB published the final version of IFRS 9 - Financial Instruments, including the regulations already issued together with a new expected loss model and minor modifications to the classification and measurement requirements for financial assets, adding a new category of financial instruments: assets at fair value with changes in other comprehensive result for certain debt instruments. It also includes an additional guide on how to apply the business model and testing of contractual cash flow characteristics.

On October 12, 2017, "Amendment to IFRS 9: Characteristics of Anticipated Cancellation with Negative Compensation" was published, which clarifies that according to the current requirements of IFRS 9, the conditions established in Test SPPI are not met if the Bank should make a settlement payment when the client decides to terminate the credit. With the introduction of this modification, in relation to termination rights, it is allowed to measure at amortized cost (or FVOCI) in the case of negative compensation.

Amendments to IFRS 10 and IAS 28 - Sale and Contribution of Assets between an Investor and its Associate or Joint Venture - On September 11, 2014, the IASB published this amendment, which clarifies the scope of the gains and losses recognized in a transaction that involves to an associate or joint venture, and that this depends on whether the asset sold or contribution constitutes a business. Therefore, the IASB concluded that all of the gains or losses should be recognized against the loss of control of a business. Likewise, profits or losses resulting from the sale or contribution of a non-business subsidiary (IFRS 3 definition) to an associate or joint venture must be recognized only to the extent of unrelated interests in the associate or business set.

Modification to IAS 1 - Classification of liabilities as current and non-current - On January 23, 2020 the IASB issued this modification that affects only the presentation of liabilities in the statement of financial position. The classification as current or non-current should be based on the rights existing at the end of the reporting period and align the wording in all the affected paragraphs by referring to the right to defer settlement for at least 12 months and specify that only the rights in force at the end The reporting period affects the classification of a liability. Along the same lines, it clarifies that the classification is not affected by the expectations of whether an entity will exercise its right to defer the settlement of a liability and makes it clear that the settlement refers to the transfer to the counterparty of cash, equity instruments, other assets or services. This modification is effective as of January 1, 2022 with retroactive effect, and early application allowed. The Bank's administration will evaluate the impact that this rule will have on the presentation of the statement of situation.

Annual Improvements to IFRS 2018-2020. On May 15, 2020, the IASB issued the following improvements:

-	IFRS 1 First Adoption of IFRS's - Subsidiary as first-time adopter: the amendment allows a subsidiary that applies paragraph D16 (a) of IFRS 1 measure the accumulated differences using the amounts reported by its parent, based on the date.
-	IFRS 9 Financial Instruments - Fees in the "10% test" for derecognition of financial liabilities: The amendment clarifies that Fees should include an entity when it applies the "10% test" in paragraph B3.3.6 of IFRS 9 when assessing derecognition of a financial liability. An entity will include only commissions paid and received between the entity (the debtor) and the lender, including commissions paid and received by the entity or the lender on behalf of others.
-	IFRS 16 Leases - Lease Incentives: The amendment to Illustrative Example 13 that accompanies IFRS 16 removes from the example the illustration of reimbursement of improvements to the landlord to resolve any possible confusion regarding the treatment of leasing that may arise because of how lease incentives are illustrated in that example.
-	IAS 41 Agriculture - Taxes on fair value measurement: the amendment eliminates the requirement of paragraph 22 of IAS 41 for entities exclude cash flows from taxes when measuring the fair value of a biological asset using the present value technique. This will guarantee consistency with the requirements of IFRS 13.

The improvements to IFRS 1, IFRS 9 and IAS 41 are effective as of January 1, 2022, with earlier application permitted. The amendment to IFRS 16 only refers to an illustrative example, so it does not set an effective date. The Bank's management will evaluate the impact that this standard will have on the presentation of the situation.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Improvements to IAS 16 Property, plant and equipment - Income before intended use. On May 15, 2020, the IASB published this improvement, which prohibits deducting from the cost of an item of property, plant and equipment any income from the sale of items produced while they are located and placed in the necessary conditions for it to operate. in the manner intended by management. Instead, an entity recognizes the income from the sale of those items and the cost of producing them, in profit or loss. This amendment is effective as of January 1, 2022, with early application permitted. The Bank's administration will evaluate the impact that this regulation will have on the presentation of the statement of situation.

Modification IAS 37 - Onerous contracts, costs of fulfilling a contract. On May 15, 2020, the IASB published this amendment, which establishes that the cost of fulfilling a contract comprises the costs that are directly related to the contract. The costs that are directly related to a contract can be incremental costs of fulfilling that contract (examples would be direct labor, materials) or an allocation of other costs that are directly related to the fulfillment of contracts (an example would be the allocation of the depreciation charge for an item of property, plant and equipment used to fulfill the contract). This amendment is effective as of January 1, 2022, with early application allowed. The Bank's management will evaluate the impact that this standard will have on the presentation of the statement situation.

Modification to IFRS 3 - Reference to the conceptual framework. On May 15, 2020 the IASB published this amendment which updates IFRS 3 to refer to the 2018 Conceptual Framework instead of the 1989 Framework. Additionally, it adds to IFRS 3 a requirement for transactions and other events within the scope of IAS. 37 or IFRIC 21, for an acquirer to apply IAS 37 or IFRIC 21 (instead of the Conceptual Framework) in identifying liabilities assumed in a business combination, and adds an explicit statement stating that an acquirer should not recognize assets contingents acquired in a business combination. This amendment is effective as of January 1, 2022, with early application permitted. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Amendment to IAS 8 - Definition of accounting estimates. On February 12, 2021, the IASB published this amendment to help entities distinguish between accounting policy and accounting estimate. The definition of change in accounting estimates is replaced with a definition of accounting estimates. Under the new definition, accounting estimates are "monetary amounts in financials statements that are subject to measurement uncertainty." The amendments are effective for annual periods beginning on or after January 1, 2023 and changes in accounting policies and changes in accounting estimates that occur on or after the beginning of that period. The above application is allowed. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Amendment to IAS 1 and IFRS 2 Practice Statements - Accounting Policy Disclosures. On February 12, 2021, the IASB published this amendment that is intended to assist in identifying which accounting policies should be disclosed in financial statements. Modifications include:

-	an entity is required to disclose its material accounting policy information rather than its significant accounting policies
-	explains how an entity can identify material accounting policies and gives examples of when accounting policies are likely to be material
-	the amendments clarify that the information on accounting policies may be material due to its nature, even if the related amounts are immaterial; the amendments clarify that information on accounting policies is material if users of an entity's financial statements will need it to understand other material information in the financial statements; and
-	the amendments clarify that, if an entity discloses immaterial accounting policy information, such information will not hide the material accounting policy information.

In addition, the IFRS 2 Practice Statement has been amended by adding guidance and examples to explain and demonstrate the application of the "four-step materiality process" to accounting policy information to support amendments to IAS 1.

The modifications are applied prospectively. The amendments to IAS 1 are effective for annual periods beginning on or after January 1, 2023. Early application is permitted. Once the entity applies the amendments to IAS 1, it is also allowed to apply the amendments to the IFRS 2 Practice Statement. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 01

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES, continued

Modification IAS 12 - Deferred taxes on assets and liabilities generated from a single transaction. This Modification issued on May 7, 2021, on the treatment of deferred taxes on operations such as leases and decommissioning obligations. In these situations, entities must recognize deferred assets and liabilities in the event that both deductible and taxable temporary differences occur for the same amount. The modifications are effective for fiscal years beginning on January 1, 2023, with early application permitted. The Bank's management will evaluate the impact that this standard will have on the presentation of the balance sheet.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 02

ACCOUNTING CHANGES

As of the date of these Consolidated Financial Statements, there are no accounting changes to disclose.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 03

SIGNIFICANT EVENTS

As of September 30, 2021, the following significant events have occurred and affected the Bank’s operation and Consolidated Financial Statements.

a)	The Board

On March 30, 2021, in an extraordinary session of the Board of Directors, it was agreed to summon an Ordinary Shareholders Meeting scheduled for April 29, 2021 with the intention to propose a new distribution of profits and payment of dividends equivalent to 60% of the retained earnings as of December 31, 2020 equivalent to $ 1.64751729 per share and to propose that the remaining 40% of the profits for the fiscal year to be destined to increase the Bank's reserves.

b)	Shareholders’ meeting

At the Ordinary Shareholders' Meeting of Banco Santander-Chile held on April 29, 2021, together with approving the Consolidated Financial Statements for the year 2020, it was agreed to distribute 60% of the net profits for the year (which are named in the financial statements “Profit attributable to equity holders of the Bank”), which amounted to $ 517,447 million. Said profits correspond to a dividend of $ 1.64751729 for each share. Likewise, it was approved that the remaining 40% of the profits be used to increase the Bank's reserves.

Board election: the members approved the election of Messrs. Alfonso Gómez, Claudio Melandri, Rodrigo Vergara, Félix de Vicente, Orlando Poblete, Juan Pedro Santa María, Ana Dorrego, Rodrigo Echenique and Lucía Santa Cruz, as Directors, and Blanca Bustamante and Oscar von Chrismar, as Alternate Directors, elected for a period of three years until the next renewal of the entire Board of Directors.

Appointment of external auditors: the members approved PricewaterhouseCoopers Consultores Auditores SpA as external auditors for the 2021 financial year.

c)	COVID-19

The aid measures that the Bank has granted in the current pandemic context are classified into new operations granted under Fogape guarantees and rescheduled operations:

Covid-19	As of September 30, 2021
MCh$
Operations with Fogape guarantee	2,383,561
Rescheduling	8,004,282
Reactivate Fogape	892,249

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 03

SIGNIFICANT EVENTS, continued

d)	Laws and Standards

Chilean Central Bank

Due to the importance of the FCIC for the implementation of monetary policy and financial stability and considering the evolution of the financing needs of companies and the adjustments in the Government's guarantee programs, the Central Bank of Chile announced on 27 January 2021, the start of a third stage of this instrument (FCIC3). In particular, this new stage is aimed at: (i) completing the committed execution of this monetary policy instrument, and (ii) deepening and extending commercial credit due to the prolongation of the sanitary emergency and the need to support the country’s reactivation process, responding to the current financial needs of companies, complementing the recently enacted Fogape-Reactiva program, especially in its refinancing line. FCIC 3 came into effect on March 1, 2021 and there will be a limit of US $ 2 billion per bank. Additionally, the Fogape-Reactiva program is a new economic support measure that includes financing for working capital, investment and refinancing for SMEs until December 31, 2021.

Others

On April 13, 2021, Law No. 21,314 was published in the Official Gazette, which, among other matters, establishes new transparency requirements and reinforces the responsibilities of market agents. One of the requirements is that companies issuing public offering securities must publish, at least 30 days in advance, the date on which the next financial statements will be disclosed, be they annual or quarterly. The Bank complied with this requirement on its website.

e)	Subsidiaries

On January 7, 2021, the Extraordinary Shareholders' Meeting of Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile SA agreed to pay the total subscribed and unpaid equity by its shareholders, for a total amount of Ch$ 3,727 million. Shareholder Santander Asesorias Financieras made its payment in cash for Ch$ 800 thousand. The shareholder Banco Santander-Chile made its payment in part with cash for Ch$ 38 million and also contributing assets valued by the extraordinary Shareholders' Meeting at Ch$ 3,689 million.

On January 29, 2021, in exempt resolution N°704, the Council of the Financial Market Commission adopted in the Ordinary Session N°. 220 dated January 28, 2021, to approve the application for authorization of operation for Sociedad Operadora de Tarjetas de Pago Santander Getnet Chile S.A. as a bank support company and its registration in the single register of Payment Card Operators of this Institution.

On March 22, 2021, Getnet, through an Extraordinary Shareholders' Meeting, agreed to modify the company’s bylaws with regard to the number of Directors, from 3 to 5.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 03

SIGNIFICANT EVENTS, continued

f)	Bods issued at September 30, 2021

f.1	Senior bonds

As of September 30, 2021 the Bank has issued senior bonds for an amount of USD 193,000,000, JPY 22,000,000,000 and CHF 150,000,000. The debt issuance information is included in Note 16.

Series	Currency	Term (annual)	Issuance rate (annual)	Issuance date	Amount	Maturity date
Bonos USD	USD	2 years and 10 months	0.71%	02-25-2021	50,000,000	12-28-2023
Bonos USD	USD	2 years and 11 months	0.72%	02-26-2021	100,000,000	01-26-2024
Bonos USD	USD	7 years	2.05%	06-09-2020	27,000,000	06-09-2028
Bonos USD	USD	5 years	1.64%	07-15-2021	16,000,000	07-15-2026
Total	USD				193,000,000
Bonos	JPY	5 years	0.35%	05-13-2021	10,000,000,000	05-13-2026
Bonos	JPY	4 years	0.40%	07-12-2021	2,000,000,000	07-22-2025
Bonos	JPY	4 years	0.42%	07-13-2021	10,000,000,000	07-28-2025
Total	JPY				22,000,000,000
Bono CHF	CHF	6 years	0.33%	06-22-2021	150,000,000	06-27-2027

g.	Otros

On the following dates, the Bank's Board of Directors approved the constitution of additional voluntary provisions in order to mitigate any future effects of the current health crisis on the Bank's loan portfolio.

February 3, 2021, MCh$ 24,000

May 25, 2021, MCh$ 18,000

July 27, 2021, MCh$ 15,000

August 24, 2021, MCh$ 15,000

In Ordinary Session dated June 22, 2021, the Board of Directors agreed to participate in the capital increase of the company Transbank S.A.

On July 15, 2021, the sale of the shares held in the Banco Latinoaméricano de Comercio Exterior (Bladex), whose book value was $ 136 million, was carried out, which generated a profit of $ 148 million.

During July 2021 and September 2021, the Bank made disbursed Ch$2,500 million and Ch$4,999 million, respectively for the capital increases of Transbank S.A.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 04

REPORTING SEGMENTS

The Bank manages and measures the performance of its operations by business segments. The information disclosed in this note is not necessarily comparable to that of other financial institutions, since it is based on management’s internal information system by segment.

Inter-segment transactions are conducted under normal arm’s length commercial terms and conditions. Each segment’s assets, liabilities, and income include items directly attributable to the segment to which they can be allocated on a reasonable basis.

Under IFRS 8, the Bank has aggregated operating segments with similar economic characteristics according to the aggregation criteria specified in the standard. A reporting segment consists of clients that are offered differentiated but, considering how their performance is measured, are homogenous services based on IFRS 8 aggregation criteria, thus they form part of the same reporting segment. Overall, this aggregation has no significant impact on the understanding of the nature and effects of the Bank’s business activities and the economic environment.

The Bank has the reportable segments noted below:

Retail Banking

Consists of individuals and small to middle-sized entities (SMEs) with annual income less than Ch$2,000 million. This segment gives customers a variety of services, including consumer loans, credit cards, automobile loans, commercial loans, foreign exchange, mortgage loans, debit cards, checking accounts, savings products, mutual funds, stockbrokerage, and insurance brokerage. Additionally, the SME clients are offered government-guaranteed loans, leasing and factoring.

Middle-market

This segment is made up of companies and large corporations with annual sales exceeding Ch$2,000 million. It serves institutions such as universities, government entities, local and regional governments and companies engaged in the real estate industry who carry out projects to sell properties to third parties and annual sales exceeding Ch$800 million with no upper limit. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, savings products, mutual funds, and insurance brokerage. Also companies in the real estate industry are offered specialized services to finance projects, chiefly residential, with the aim of expanding sales of mortgage loans.

Corporate & Investment Banking (CIB)

This segment consists of foreign and domestic multinational companies with sales over Ch$10,000 million. The companies within this segment have access to many products including commercial loans, leasing, factoring, foreign trade, credit cards, mortgage loans, checking accounts, transactional services, treasury services, financial consulting, investments, savings products, mutual funds and insurance brokerage.

This segment also consists of a Treasury Division which provides sophisticated financial products, mainly to companies in the Middle-market and Global Investment Banking segments. These include products such as short-term financing and fund raising, brokerage services, derivatives, securitization, and other tailor-made products, The Treasury area may act as brokers to transactions and also manages the Bank’s investment portfolio.

Corporate Activities (“Other”)

This segment mainly includes the results of our Financial Management Division, which develops global management functions, including managing inflation rate risk, foreign currency gaps, interest rate risk and liquidity risk. Liquidity risk is managed mainly through wholesale deposits, debt issuances and the Bank’s available for sale portfolio. This segment also manages capital allocation by unit. These activities usually result in a negative contribution to income.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 04

REPORTING SEGMENTS, CONTINUED

In addition, this segment encompasses all the intra-segment income and all the activities not assigned to a given segment or product with customers.

The segments’ accounting policies are those described in the summary of accounting policies, The Bank earns most of its income in the form of interest income, fee and commission income and income from financial operations. To evaluate a segment’s financial performance and make decisions regarding the resources to be assigned to segments, the Chief Operating Decision Maker (CODM) bases his assessment on the segment's interest income, fee and commission income, and expenses.

Below are the tables showing the Bank’s results by reporting segment for the years ended September 30, 2021 and December 31, 2020, in addition to the corresponding balances of loans and accounts receivable from customers:

	For the period of 9 months to September 30, 2021
	Loans and accounts receivable at amortized cost (1)	Demand and time deposits	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	25,101,154	14,206,980	787,543	188,666	22,522	(148,345)	(460,701)	389,685
Middle-market	8,460,111	6,185,189	251,552	31,063	9,939	(51,111)	(67,179)	174,264
CIB	2,007,504	8,178,496	72,101	22,406	82,626	(828)	(55,959)	120,346
Other	66,720	1,286,281	199,197	(4,347)	(24,538)	(13,621)	(8,641)	148,050
Total	35,635,489	29,856,946	1,310,393	237,788	90,549	(213,905)	(592,480)	832,345

Other operating income	7,540
Other operating expenses and impairment	(88,157)
Income from investments in associates and other companies	1,252
Income tax expense	(166,147)
Result of continuing operations	586,833
Result of discontinued operations	-
Net income for the year	586,833

(1)	Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 04

REPORTING SEGMENTS, CONTINUED

		For the period of 9 months to September 30, 2020
	Loans and accounts receivable at amortized cost (1)	Demand and time deposits	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	23,822,682	11,680,632	783,541	156,324	16,533	(237,239)	(448,249)	270,910
Middle-market	8,793,190	5,399,458	255,308	29,198	14,158	(11,139)	(69,164)	119,361
CIB	1,896,722	5,958,945	84,605	17,759	64,251	(29,404)	(53,187)	84,024
Other	280,139	2,647,238	26,756	(5,027)	39,408	(29,545)	(7,481)	24,111
Total	34,792,733	25,686,273	1,150,210	198,254	134,350	(406,327)	(578,081)	498,406

Other operating income	6,379
Other operating expenses and impairment	(56,620)
Income from investments in associates and other companies	930
Income tax expense	(99,131)
Result of continuing operations	349,964
Result of discontinued operations	-
Net income for the year	349,964

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 04

REPORTING SEGMENTS, CONTINUED

	For the quarter to September 30, 2021
	Loans and accounts receivable at amortized cost (1)	Demand and time deposits	Net interest income	Net fee and commission income	Financial transactions, net (2)	ROF	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	395,096	679,751	263,949	65,448	9,619	(27,515)	(151,721)	159,780
Middle-market	222,033	223,290	83,234	12,195	4,708	(24,728)	(23,258)	52,151
CIB	474,431	(191,095)	25,674	10,321	31,316	(3,253)	(19,538)	44,520
Other	(11,972)	(333,059)	68,441	(2,168)	(10,869)	(39,002)	(3,294)	13,108
Total	1,079,588	378,887	441,298	85,796	34,774	(94,498)	(197,811)	269,559

Other operating income	3,870
Other operating expenses and impairment	(44,586)
Income from investments in associates and other companies	365
Income tax expense	(49,852)
Result of continuing operations	179,356
Result of discontinued operations	-
Net income for the year	179,356

(1)	Corresponds to loans and accounts receivable at amortized cost under IFRS 9, without deducting their allowances for loan losses.
(2)	Corresponds to the sum of the net income from financial operations and the foreign exchange profit or loss.
(3)	Corresponds to the sum of personnel salaries and expenses, administrative expenses, depreciation and amortization.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 04

REPORTING SEGMENTS, CONTINUED

		For the quarter to September 30, 2020
	Loans and accounts receivable at amortized cost (1)	Demand and time deposits	Net interest income	Net fee and commission income	Financial transactions, net (2)	Expected credit losses	Support expenses (3)	Segment`s net contribution
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Retail Banking	273,107	679,751	263,949	65,448	4,489	(38,849)	(151,721)	143,316
Middle-market	22,033	223,290	83,234	12,195	(422)	(36,062)	(23,258)	35,687
CIB	474,431	(1,91,095)	25,674	10,321	27,759	(5,390)	(19,538)	38,826
Other	(119,72)	(333,059)	68,441	(2,168)	(110,01)	23,800	(3,294)	75,778
Total	957,599	378,887	441,298	85,796	20,825	(56,501)	(197,811)	293,607

Other operating income	1,759
Other operating expenses and impairment	(42,314)
Income from investments in associates and other companies	365
Income tax expense	(56,625)
Result of continuing operations	196,792
Result of discontinued operations	-
Net income for the year	196,792

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 05

CASH AND CASH EQUIVALENTS

a)	The detail of the balances included under cash and cash equivalents is as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Cash and deposits in banks
Cash	867,604	665,397
Deposits at the Central Bank of Chile	2,805,748	1,313,394
Deposits in local banks	4,338	1,571
Deposits in banks abroad	1,848,507	822,926
Subtotals – Cash and deposits in banks	5,526,197	2,803,288

Net cash items in process of collection	96,199	91,332

Cash and cash equivalents	5,622,396	2,894,620

The balance of funds held in cash and at the Central Bank of Chile reflects the monthly average that the Bank must maintain in accordance with the regulations governing minimum reserves although the balance can be withdrawn on demand.

b)	Cash in process of collection and in process of being cleared:

Cash items in process of collection and in process of being cleared represent domestic transactions which have not been processed through the central domestic clearinghouse or international transactions which may be delayed in settlement due to timing differences. These transactions were as follows:

	As of September 30,	As of December 31,
	2021 MCh$	2020 MCh$
Assets
Documents held by other banks (documents to be cleared)	116,512	137,396
Funds receivable	341,816	315,567
Subtotal	458,328	452,963
Liabilities
Funds payable	362,129	361,631
Subtotal	362,129	361,631

Cash in process of collection, net	96,199	91,332

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 06

FINANCIAL ASSETS HELD FOR TRADING

The detail of instruments deemed as financial trading investments is as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Chilean Central Bank and Government securities
Chilean Central Bank Bonds	701	419
Chilean Central Bank Notes	-	-
Other Chilean Central Bank and Government securities	39,766	131,827
Subtotal	40,467	132,246

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Chilean financial institution bonds	-	-
Chilean corporate bonds	10,749	1,472
Other Chilean securities	-	-
Subtotal	10,749	1,472

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial instruments	-	-
Subtotal	-	-

Investments in mutual funds
Funds managed by related entities	-	-
Funds managed by others	-	-
Subtotal	-	-

Total	51,216	133,718

As of Septiembre 30, 2021 and december 31, 2020, there were no trading investments sold under contracts to resell to clients or financial institutions.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING

a)	As of September 30, 2021 and December 31, 2020 the Bank holds the following portfolio of derivative instruments:

	As of September 30, 2021
	Notional amount				Fair value
	Up to 3 Months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	142,096	210,000	7,811,953	8,164,049	7,973	499,404
Cross currency swaps	481,414	1,799,929	4,666,749	6,948,092	305,769	167,335
Subtotal	623,510	2,009,929	12,478,702	15,112,141	313,742	666,739

Cash flow hedge derivatives
Currency forwards	269,776	1,191,182	-	1,460,958	100	1,796
Cross currency swaps	206,922	1,123,359	11,199,393	12,529,674	99,594	400,134
Subtotal	476,698	2,314,541	11,199,393	13,990,632	99,694	401,930

Trading derivatives
Currency forwards	23,605,595	12,212,190	11,372,550	48,190,335	1,197,793	1,210,663
Interest rate swaps	9,192,725	25,775,602	100,017,616	134,985,943	2,941,884	3,001,820
Cross currency swaps	3,125,536	7,750,277	80,916,887	91,792,700	5,117,793	5,110,843
Call currency options	163,713	40,677	-	204,390	2,375	4,572
Put currency options	195740	33,122	364	229,226	158	319
Subtotal	36,283,309	46,811,868	192,307,417	275,402,594	9,260,003	9,328,217

Total	37,383,517	51,136,338	215,985,512	304,505,367	9,673,439	10,396,886

	As of December 31, 2020
	Notional amount				Fair value
	Up to 3 months	More than 3 months to 1 year	More than 1 year	Total	Assets	Liabilities
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Fair value hedge derivatives
Interest rate swaps	50,000	410,687	5,064,113	5,524,800	33,816	83,666
Cross currency swaps	317,400	601,987	5,634,700	6,554,087	294,562	178,529
Subtotal	367,400	1,012,674	10,698,813	12,078,887	328,378	262,195

Cash flow hedge derivatives
Currency forwards	2,121,326	503,280	601,582	3,226,188	2,985	3,556
Cross currency swaps	424,358	498,373	9,777,491	10,700,222	35,902	183,386
Subtotal	2,545,684	1,001,653	10,379,073	13,926,410	38,887	186,942

Trading derivatives
Currency forwards	22,729,787	12,175,074	8,215,576	43,120,437	1,085,327	1,158,904
Interest rate swaps	14,006,503	22,118,742	97,803,009	133,928,254	3,651,651	3,588,912
Cross currency swaps	6,719,065	15,138,056	138,352,345	160,209,466	3,921,440	3,819,446
Call currency options	129,339	31,641	57,581	218,561	1,527	909
Put currency options	112,145	16,173	58,276	186,594	4,875	1,352
Subtotal	43,696,839	49,479,686	244,486,787	337,663,312	8,664,820	8,569,523

Total	46,609,923	51,494,013	265,564,673	363,668,609	9,032,085	9,018,660

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b)	Micro-hedge accounting

Fair value micro-hedge

The Bank uses cross-currency swaps and interest rate swaps to hedge its exposure to changes in fair value of hedged items attributable to interest rates. Those hedging instruments change the effective cost of long-term issuances from a fixed interest rate to a variable interest rate.

Below is a detail of the hedged elements and hedge instruments under fair value hedges as of September 30, 2021 and December 31, 2020, classified by term to maturity:

	As of September 30, 2021
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Debt instruments at FVOCI
Chilean sovereign bonds	-	12.172	67.513	114.822	194.507
Mortgage financing bonds	389	-	-	-	389
US Treasury bonds	-	-	-	-	-
Time deposits and other time liabilities
Time deposits	222.096	-	-	-	222.096
Issued debt instruments
Senior bonds	383.445	1.242.628	2.393.700	609.362	4.629.135
Subordinated bonds	-	81.146	81.146	162.292	324.584
Interbank Borrowing
Chilean Central Bank loans	-	-	-	-	-
Total	1.486.364	7.554.519	2.745.225	1.523.472	13.309.580
Hedging instrument
Cross currency swaps	1.234.268	1.158.201	2.393.700	609.362	5.395.531
Interest rate swaps	252.096	6.396.318	351.525	914.110	7.914.049
Total	1.486.364	7.554.519	2.745.225	1.523.472	13.309.580

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Debt instruments at FVOCI
Chilean sovereign bonds	10,687	10,687	138,044	249,440	408,858
Mortgage financing bonds	-	918	-	-	918
US Treasury bonds	-	-	178,118	-	178,118
Time deposits and other time liabilities
Time deposits	58,238	58,217	-	-	116,455
Issued debt instruments
Senior bonds	88,023	801,349	2,112,831	1,220,521	4,222,724
Subordinated bonds	-	-	249,363	142,494	391,857
Interbank borrowing
Chilean Central Bank loans	-	-	3,865,000	-	3,865,000
Total	156,948	871,171	6,543,356	1,612,455	9,183,930
Hedging instrument
Cross currency swaps	96,261	835,484	2,056,864	1,220,521	4,209,130
Interest rate swaps	60,687	35,687	4,486,492	391,934	4,974,800
Total	156,948	871,171	6,543,356	1,612,455	9,183,930

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Cash flow micro-hedges

The Bank uses cross currency swaps to hedge the risk from variability of cash flows attributable to changes in the interest rates of bonds and interbank loans at a variable interest rate. The inflation risk that arises in some items is covered by both forwards as well as cross currency swaps.

Below is the notional amount of the hedged items as of September 30, 2021 and December 31, 2020, and the period when the cash flows will be generated:

	As of September 30, 2021
	Within 1 year	Between 1 and 3 years	Between 3 and 6 Years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortized cost
Mortgage loans	1,845,187	4,072,493	2,742,104	1,716,223	10,373,007
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	-	-	-
Chilean Treasury bonds	-	-	923,021	203,307	1,126,328
Issued debt instruments
Senior bonds (variable rate)	166,349	-	-	-	166,349
Senior bonds (fixed rate)	617,411	391,955	702,794	447,496	2,159,656
Interbank borrowings
Interbank loans	162,292	-	-	-	162,292
Total
Hedging instrument
Cross currency swaps	1,330,281	4,464,448	4,367,919	2,367,026	12,529,674
Currency forwards	1,460,958	-	-	-	1,460,958
Total	2,791,239	4,464,448	4,367,919	2,367,026	13,990,632

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 Years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Loans and accounts receivable at amortized cost
Mortgage loans	1,926,918	2,520,951	2,761,742	2,084,180	9,293,791
Debt instruments at FVOCI
Chilean sovereign bonds	-	-	42,532	-	42,532
Chilean Treasury bonds	-	175,875	891,791	196,428	1,264,094
Issued debt instruments
Senior bonds (variable rate)	167,430	-	-	-	167,430
Senior bonds (fixed rate)	1,125,253	610,385	643,700	415,865	2,795,203
Interbank borrowings
Interbank loans	327,736	35,624	-	-	363,360
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410
Hedging instrument
Cross currency swaps	922,731	2,741,253	4,339,765	2,696,473	10,700,222
Currency forwards	2,624,606	601,582	-	-	3,226,188
Total	3,547,337	3,342,835	4,339,765	2,696,473	13,926,410

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

Below is an estimate of the periods in which cash flows are expected to be produced:

b.1 Forecasted cash flows for interest rate risk:

	As of Septembre 30, 2021
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	68	100	-	-	168
Outflows	(288,827)	(179,184)	(82,566)	(76,040)	(626,617)
Net flows	(288,759)	(179,084)	(82,566)	(76,040)	(626,449)

Hedging instrument
Inflows	288,827	179,184	82,566	76,040	626,617
Outflows (*)	(68)	(100)	-	-	(168)
Net flows	288,759	179,084	82,566	76,040	626,449

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	18,219	2,284	2,512	-	23,015
Outflows	(90,303)	(123,604)	(104,198)	(83,397)	(401,502)
Net flows	(72,084)	(121,320)	(101,686)	(83,397)	(378,487)

Hedging instrument
Inflows	90,303	123,604	104,198	83,397	401,502
Outflows (*)	(18,219)	(2,284)	(2,512)	-	(23,015)
Net flows	72,084	121,320	101,686	83,397	378,487

(*) Only includes cash flow forecast portion of the hedge instruments used to cover interest rate risk.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

b.2 Forecasted cash flows for inflation risk:

	As of September 30, 2021
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	212,046	566,799	731,229	577,469	2,087,543
Outflows	(27,763)	(22,564)	(53,099)	(35,712)	(139,138)
Net flows	184,283	544,235	678,130	541,757	1,948,405

Hedging instrument
Inflows	27,763	22,564	53,099	35,712	139,138
Outflows	(212,046)	(566,799)	(731,229)	(577,469)	(2,087,543)
Net flows	(184,283)	(544,235)	(678,130)	(541,757)	(1,948,405)

	As of December 31, 2020
	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedged item
Inflows	114,734	257,698	457,046	406,499	1,235,977
Outflows	(32,238)	(19,702)	(55,388)	(26,993)	(134,321)
Net flows	82,496	237,996	401,658	379,506	1,101,656

Hedging instrument
Inflows	32,238	19,702	55,388	26,993	134,321
Outflows	(114,734)	(257,698)	(457,046)	(406,499)	(1,235,977)
Net flows	(82,496)	(237,996)	(401,658)	(379,506)	(1,101,656)

b.3 Forecasted cash flows for exchange rate risk:

As of September 30, 2021 and December 31, 2020 the Bank has no forecasted cash flows for exchange rate risk.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

c)	The accumulated effect of the mark to market adjustment of cash flow hedges generated by hedge instruments used in hedged cash flow was recorded in the Consolidated Statements of Changes in Equity, within Other comprehensive income, as of September 30, 2021 and 2020 is as follows:

	As of September 30,
Hedged item	2021	2020
	MCh$	MCh$
Interbank loans	1,317	(2,036)
Issued debt instruments	31,085	(21,601)
Debt instruments at FVOCI	(38,264)	(86,928)
Loans and accounts receivable at amortized cost	(308,474)	(4,337)
Total	(314,336)	(34,902)

Since the inflows and outflows for both the hedged element and the hedging instrument mirror each other, the hedges are nearly 100% effective, which means that fluctuations of fair value attributable to risk components are almost completely offset.

During the current year, the Bank did not enter into any cash flow hedges relating to forecasted transactions.

d)	Below is a presentation of income generated by cash flow hedges amount that were reclassified from other comprehensive income to income for the period:

	As of September 30,
	2021	2020
	MCh$	MCh$

Bond hedging derivatives	(2,368)	(2,348)
Interbank loans hedging derivatives	-	1
Mortgage loans hedging derivatives	(16,257)	-
Cash flow hedge net gain (loss)	(18,625)	(2,347)

See Note 21 - Equity, letter e)

e)	Net investment hedges in foreign operations

As of September 30, 2021 and December 31, 2020, the Bank does not have any foreign net investment hedges nor hedge accounting.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 07

DERIVATIVE FINANCIAL INSTRUMENTS AND HEDGE ACCOUNTING, continued

f)	Fair value macro-hedges

	Notional amount
As of September 30, 2021	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortized cost
Mortgage loans	1,047,075	-	-	400,177	1,447,252
Commercial loans	100,000	50,000	100,000	105,309	355,309
Total	1,147,075	50,000	100,000	505,486	1,802,561
Hedging instrument
Cross currency swaps	1,047,075	-	-	505,486	1,447,252
Interest rate swaps	100,000	50,000	100,000	-	355,309
Total	1,147,075	50,000	100,000	505,486	1,802,561

	Notional amount
As of December 31, 2020	Within 1 year	Between 1 and 3 years	Between 3 and 6 years	Over 6 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$
Hedge item
Loans and account receivable at amortized cost
Mortgage loans	823,126	786,352	-	735,479	2,344,957
Commercial loans	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957
Hedging instrument
Cross currency swaps	823,126	786,352	-	735,479	2,344,957
Interest rate swaps	400,000	150,000	-	-	550,000
Total	1,223,126	936,352	-	735,479	2,894,957

As of September 30, 2021 and December 31, 2020, Other Assets include MCh$ 212,059 and MCh$ 327,938 respectively, related to fair value measurement of net assets subject to macrohedges. See Note 14.

As of September 30, 2021 and December 31, 2020, Other liabilities include MCh$ 75,439 and MCh$ 51,089 respectively, related to fair value measurement of net liabilities subject to macrohedges. See Note 14.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST

As of September 30, 2021 the composition of the loan portfolio is as follows:

As of September 30, 2021	Assets before allowances				ECL allowance				Net Assets
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Interbank loans	825	-	-	825	-	-	-	-	825
Commercial loans	11,802,340	1,312,405	738,903	13,853,648	61,493	110,675	320,252	492,420	13,361,228
Foreign trade loans	1,345,912	61,330	18,293	1,425,535	6,893	2,427	12,285	21,605	1,403,930
Checking accounts debtors	84,522	20,671	9,915	115,108	1,017	1,047	8,124	10,188	104,920
Factoring transactions	421,899	7,665	3,808	433,372	1,318	173	2,640	4,131	429,241
Student loans	43,765	5,243	8,301	57,309	1,268	887	6,783	8,938	48,371
Leasing transactions	1,039,418	198,598	63,554	1,301,570	7,069	15,253	28,929	51,251	1,250,319
Other loans and account receivable	211,292	8,588	16,936	236,816	2,617	1,336	12,694	16,647	220,169
Subtotal	14,949,973	1,614,500	859,710	17,424,183	81,675	131,798	391,707	605,180	16,819,003

Mortgage loans
Loans with mortgage finance bonds	4,498	376	261	5,135	8	8	39	55	5,080
Endorsable mortgage mutual loans	83,239	2,571	3,446	89,256	190	79	482	751	88,505
Other mortgage mutual loans	12,354,959	387,361	517,610	13,259,930	21,173	13,442	87,148	121,763	13,138,167
Subtotal	12,442,696	390,308	521,317	13,354,321	21,371	13,529	87,669	122,569	13,231,752

Consumer loans
Installment consumer loans	3,229,815	165,114	209,768	3,604,697	96,386	36,079	136,175	268,640	3,336,057
Credit card balances	1,107,492	20,194	7,787	1,135,473	11,759	4,040	5,402	21,201	1,114,272
Leasing transactions	3,048	127	9	3,184	102	20	5	127	3,057
Other consumer loans	108,620	3,930	1,081	113,631	2,621	710	630	3,961	109,670
Subtotal	4,448,975	189,365	218,645	4,856,985	110,868	40,849	142,212	293,929	4,563,056

Total	31,841,644	2,194,173	1,599,672	35,635,489	213,914	186,176	621,588	1,021,678	34,613,811

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

As of December 31, 2020	Assets before allowances				ECL allowance (*)				Net Assets
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commercial loans
Interbank loans	18,930	-	-	18,930	1	-	-	1	18,929
Commercial loans	11,453,377	1,285,770	751,471	13,490,618	60,987	87,295	349,864	498,146	12,992,472
Foreign trade loans	979,014	221,074	39,183	1,239,271	5,323	2,786	33,152	41,261	1,198,010
Checking accounts debtors	92,789	21,315	11,506	125,610	1,253	1,524	8,825	11,602	114,008
Factoring transactions	486,587	7,207	3,885	497,679	1,397	387	2,345	4,129	493,550
Student loans	49,768	4,905	8,707	63,380	1,551	714	6,533	8,798	54,582
Leasing transactions	1.015.298	267.062	72.797	1.355.157	7,377	14,934	37,376	59,687	1,295,470
Other loans and account receivable	163.035	10.973	22.536	196.544	2,643	2,127	16,678	21,448	175,096
Subtotal	14.258.798	1.818.306	910.085	16.987.189	80,532	109,767	454,773	645,072	16,342,117

Mortgage loans
Loans with mortgage finance bonds	6,859	546	404	7,809	16	11	57	84	7,725
Endorsable mortgage mutual loans	86,786	2,463	3,711	92,960	221	63	474	758	92,202
Other mortgage mutual loans	11,424,718	389,363	496,975	12,311,056	24,828	8,367	78,485	111,680	12,199,376
Subtotal	11,518,363	392,372	501,090	12,411,825	25,065	8,441	79,016	112,522	12,299,303

Consumer loans
Installment consumer loans	3,221,617	211,348	255,627	3,688,592	76,140	26,737	152,639	255,516	3,433,076
Credit card balances	1,097,680	20,380	7,848	1,125,908	10,781	4,141	5,037	19,959	1,105,949
Leasing transactions	2,956	139	26	3,121	29	22	16	67	3,054
Other consumer loans	116,910	4,728	1,620	123,258	1,875	832	950	3,657	119,601
Subtotal	4,439,163	236,595	265,121	4,940,879	88,825	31,732	158,642	279,199	4,661,680

Total	30,216,324	2,447,273	1,676,296	34,339,893	194,422	149,940	692,431	1,036,793	33,303,100

(*) Include overlays for an amount of MCh$59,000.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

a.	Commercial loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2020, is as follows:

	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	9,764,799	4,493,999	1,589,715	228,591	530,066	380,019	16,987,189
Transfers:
Transfers from stage 1 to stage 2	(727,528)	(165,739)	727,528	165,739	-	-	-
Transfers from stage 1 to stage 3	(3,142)	(20,665)	-	-	3,142	20,665	-
Transfers from stage 2 to stage 3	-	-	(110,016)	(105,327)	110,016	105,327	-
Transfers from stage 2 to stage 1	577,569	81,328	(577,569)	(81,328)	-	-	-
Transfers from stage 3 to stage 2	-	-	3,242	46,189	(3,242)	(46,189)	-
Transfers from stage 3 to stage 1	-	67	-	-	-	(67)	-
Net changes of financial assets	1,119,142	(122,292)	(251,318)	(21,073)	(80,415)	(15,183)	628,861
Write-off	-	-	-	-	(67,373)	(77,160)	(144,533)
FX and other adjustments	(52,715)	5,150	2	125	1	103	(47,334)
As of September 30, 2021	10,678,125	4,271,848	1,381,584	232,916	492,195	367,515	17,424,183

	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2021	39,589	40,843	65,452	44,315	261,505	193,268	645,072
Transfers
Transfers to stage 2	(8,226)	(19,184)	38,419	35,564	-	-	46,573
Transfers to stage 3	(64)	(1,075)	-	-	681	7,831	7,373
Transfers to stage 3	-	-	(7,336)	(22,955)	37,258	39,172	46,139
Transfers to stage 1	8,321	4,271	(20,113)	(12,044)	-	-	(19,565)
Transfers to stage 2	-	-	270	1,627	(1,083)	(8,954)	(8,140)
Transfers to stage 1	-	16	-	-	-	(74)	(58)
Net changes of the exposure and modifications in credit risk	701	16,641	9,577	(860)	(24,841)	31,454	32,672
Write-off	-	-	-	-	(67,373)	(77,160)	(144,533)
FX and other adjustments	617	(875)	(2)	(115)	(1)	25	(351)
As of September 30, 2021	40,938	40,737	86,267	45,532	206,146	185,562	605,180

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	10,208,264	3,594,359	1,004,967	240,100	401,007	413,628	15,862,325
Transfers:
Transfers from stage 1 to stage 2	(1,355,492)	(277,926)	1,355,492	277,926	-	-	-
Transfers from stage 1 to stage 3	(2,492)	(52,304)	-	-	2,492	52,304	-
Transfers from stage 2 to stage 3	-	-	(198,124)	(163,049)	198,124	163,049	-
Transfers from stage 2 to stage 1	239,349	162,768	(239,349)	(162,768)	-	-	-
Transfers from stage 3 to stage 2	-	-	4,022	117,446	(4,022)	(117,446)	-
Transfers from stage 3 to stage 1	-	138	-	-	-	(138)	-
Net changes of financial assets	676,413	1,056,882	(337,291)	(80,505)	(537)	(29,882)	1,285,080
Write-off	-	-	-	-	(66,989)	(101,548)	(168,537)
FX and other adjustments	(1,243)	10,082	(2)	(559)	(9)	52	8,321
As of December 31, 2020	9,764,799	4,493,999	1,589,715	228,591	530,066	380,019	16,987,189

	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	21,539	35,888	30,389	25,555	196,165	197,033	506,569
Transfers
Transfers to stage 2	(23,652)	(16,137)	50,253	48,464	-	-	58,928
Transfers to stage 3	(9)	(3,007)	-	-	1,089	22,152	20,225
Transfers to stage 3	-	-	(25,214)	(29,540)	73,885	55,645	74,776
Transfers to stage 1	2,919	4,931	(9,322)	(20,605)	-	-	(22,087)
Transfers to stage 2	-	-	943	4,424	(1,560)	(22,995)	(19,188)
Transfers to stage 1	-	5	-	-	-	(45)	(40)
Net changes of the exposure and modifications in credit risk	39,971	19,264	18,462	15,122	58,915	41,860	193,594
Write-off	-	-	-	-	(66,989)	(100,393)	(167,382)
FX and other adjustments	(1,179)	9	(59)	895	-	11	(323)
As of December 31, 2020	39,589	40,843	65,452	44,315	261,505	193,268	645,072

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

b.	Mortgage loans

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of September 30, 2021 and December 31, 2020, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	11,518,363	392,372	501,090	12,411,825
Transfers:
Transfers from stage 1 to stage 2	(113,823)	113,823	-	-
Transfers from stage 1 to stage 3	(21,635)	-	21,635	-
Transfers from stage 2 to stage 3	-	(126,368)	126,368	-
Transfers from stage 2 to stage 1	71,908	(71,908)	-	-
Transfers from stage 3 to stage 2	-	95,490	(95,490)	-
Transfers from stage 3 to stage 1	384	-	(384)	-
Net changes of financial assets	991,223	(11,536)	(8,853)	970,834
Write-off	-	-	(22,951)	(22,951)
FX and other adjustments	(3,724)	(1,565)	(98)	(5,387)
As of September 30, 2021	12,442,696	390,308	521,317	13,354,321

	Stage 1	Stage 2	Stage 3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	25,065	8,441	79,016	112,522
Transfers
Transfers from stage 1 to stage 2	(12,511)	11,280	-	(1,231)
Transfers from stage 1 to stage 3	(590)	-	1,954	1,364
Transfers from stage 2 to stage 3	-	(5,398)	14,380	8,982
Transfers from stage 2 to stage 1	6,420	(5,734)	-	686
Transfers from stage 3 to stage 2	-	2,526	(10,969)	(8,443)
Transfers from stage 3 to stage 1	-	-	(33)	(33)
Net changes of the exposure and modifications in credit risk	2,988	2,419	26,292	31,699
Write-off	-	-	(22,951)	(22,951)
FX and other adjustments	(1)	(5)	(20)	(26)
As of September 30, 2021	21,371	13,529	87,669	122,569

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	10,275,966	457,948	529,081	11,262,995
Transfers:
Transfers from stage 1 to stage 2	(248,167)	248,167	-	-
Transfers from stage 1 to stage 3	(53,621)	-	53,621	-
Transfers from stage 2 to stage 3	-	(215,547)	215,547	-
Transfers from stage 2 to stage 1	321,954	(321,954)	-	-
Transfers from stage 3 to stage 2	-	248,635	(248,635)	-
Transfers from stage 3 to stage 1	463	-	(463)	-
Net changes of financial assets	1,221,898	(25,440)	(22,147)	1,174,311
Write-off	-	-	(25,831)	(25,831)
FX and other adjustments	(130)	563	(83)	350
As of December 31, 2020	11,518,363	392,372	501,090	12,411,825

	Stage 1	Stage 2	Stage 3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	8,446	14,509	78,104	101,059
Transfers
Transfers from stage 1 to stage 2	(5,250)	12,502	-	7,252
Transfers from stage 1 to stage 3	(472)	-	4,548	4,076
Transfers from stage 2 to stage 3	-	(8,923)	20,034	11,111
Transfers from stage 2 to stage 1	3,187	(13,912)	-	(10,725)
Transfers from stage 3 to stage 2	-	7,033	(28,146)	(21,113)
Transfers from stage 3 to stage 1	2	-	(37)	(35)
Net changes of the exposure and modifications in credit risk	19,162	(2,791)	30,352	46,723
Write-off	-	-	(25,831)	(25,831)
FX and other adjustments	(10)	23	(8)	5
As of December 31, 2020	25,065	8,441	79,016	112,522

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

c.	Consumer loans

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	4,439,163	236,595	265,121	4,940,879
Transfers:
Transfers from stage 1 to stage 2	(136,740)	136,740	-	-
Transfers from stage 1 to stage 3	(6,801)	-	6,801	-
Transfers from stage 2 to stage 3	-	(79,281)	79,281	-
Transfers from stage 2 to stage 1	80,972	(80,972)	-	-
Transfers from stage 3 to stage 2	-	17,864	(17,864)	-
Transfers from stage 3 to stage 1	197	-	(197)	-
Net changes of financial assets	72,185	(41,593)	(18,543)	12,049
Write-off	-	-	(95,947)	(95,947)
FX and other adjustments	(1)	12	(7)	4
As of September 30, 2021	4,448,975	189,365	218,645	4,856,985

	Stage 1	Stage 2	Stage 3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2021	88,825	31,732	158,642	279,199
Transfers
Transfers from stage 1 to stage 2	(39,224)	49,156	-	9,932
Transfers from stage 1 to stage 3	(984)	-	2,016	1,032
Transfers from stage 2 to stage 3	-	(42,322)	20,488	(21,834)
Transfers from stage 2 to stage 1	8,727	(21,621)	-	(12,894)
Transfers from stage 3 to stage 2	-	4,712	(13,972)	(9,260)
Transfers from stage 3 to stage 1	355	-	(755)	(400)
Net changes of the exposure and modifications in credit risk	53,170	19,187	27,919	100,276
Write-off	-	-	(26,648)	(26,648)
FX and other adjustments	(1)	4	(25,477)	(25,474)
As of September 30, 2021	110,868	40,848	142,213	293,929

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 08

LOANS AND ACCOUNTS RECEIVABLE AT AMORTIZED COST, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance as of December 31, 2020, is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	4,963,047	292,718	290,430	5,546,195
Transfers:
Transfers from stage 1 to stage 2	(410,942)	410,942	-	-
Transfers from stage 1 to stage 3	(16,962)	-	16,962	-
Transfers from stage 2 to stage 3	-	(223,169)	223,169	-
Transfers from stage 2 to stage 1	2,225	(238,800)	-	-
Transfers from stage 3 to stage 2	-	57,574	(57,574)	-
Transfers from stage 3 to stage 1	2,225	-	(2,225)	-
Net changes of financial assets	(337,006)	(62,658)	13,765)	(385,899)
Write-off	-	-	(219,402)	(219,402)
FX and other adjustments	1	(12)	(4)	(15)
As of December 31, 2020	4,439,163	236,595	265,121	4,940,879

	Stage 1	Stage 2	Stage 3	TOTAL
	Collective	Collective	Collective
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	67,396	50,808	170,263	288,467
Transfers
Transfers from stage 1 to stage 2	(36,422)	95,850	-	59,428
Transfers from stage 1 to stage 3	(1,484)	-	9,061	7,577
Transfers from stage 2 to stage 3	-	(75,229)	108,792	33,563
Transfers from stage 2 to stage 1	13,358	(41,928)	-	(28,339)
Transfers from stage 3 to stage 2	-	10,162	(28,649)	(18,487)
Transfers from stage 3 to stage 1	254	-	(865)	(611)
Net changes of the exposure and modifications in credit risk	45,492	(7,926)	104,328	141,894
Write-off	-	-	(204,286)	(204,286)
FX and other adjustments	-	(5)	(2)	(7)
As of December 31, 2020	88,825	31,732	158,642	279,199

For 2020, there were no changes in forward-looking variables. However, on April 2020, the Bank completed a calibration of parameters, in accordance with internal policies, resulting in an increase of MCh$2,066 within the expected credit losses allowance.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME

The Bank has decided to classify a portfolio at fair value through other comprehensive income (FVOCI) related to loans and account receivable with its major customer, when they request a credit operation which exceeds single client exposure under the Bank's credit risk policy. The risk committee approved the operation with the condition to sell a portion of the loan in the medium term, and meanwhile the Bank is looking for a buyer the portion is classified into this category.

Additionally, the Bank includes operations which are expecting to sell or maintain, depending if market conditions are favorable, these loans are classified into this category according to management business model.

This portfolio is initially measured at amortized cost and afterward is adjusted at fair value, recognizing the adjustment in other comprehensive income, while the Bank do not sell the loan. The portfolio is assessed for impairment loss under the new ECL model, same as loans at amortized cost.

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as of September 30, 2021 and December 31, 2020 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2021	70,685	-	-	70,685
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes on financial assets	45,027	-	-	45,027
Write-off	-	-	-	-
FX and other adjustments	351	-	-	351
At September 31, 2021	116,063	-	-	116,063

	Stage 1	Stage 2	Stage 3	TOTAL
	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2021	1,354	-	-	1,354
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes of the exposure and modifications in the credit risk	184	-	-	184
Write-off	-	-	-	-
FX and other adjustments	-	-	-	-
At September 31, 2021	1,538	-	-	1,538

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 09

LOANS AND ACCOUNTS RECEIVABLE AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME, continued

An analysis of changes in the gross carrying amount and the corresponding ECL allowance is, as of December 31, 2020 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$
Gross carrying amount at January 1, 2020	66,166	-	-	66,166
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes on financial assets	3,857	-	-	3,857
Write-off	-	-	-	-
FX and other adjustments	662	-	-	662
At December 31, 2020	70,685	-	-	70,685

	Stage 1	Stage 2	Stage 3	TOTAL
	Individual	Individual	Individual
	MCh$	MCh$	MCh$	MCh$
ECL allowance at January 1, 2020	101	-	-	101
Transfers
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Net changes of the exposure and modifications in the credit risk	1,252	-	-	1,252
Write-off	-	-	-	-
FX and other adjustments	1	-	-	1
At December 31, 2020	1,354			1,354

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 10

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME AND FINANCIAL ASSETS HELD TO COLLECT

a)	Debt instruments at fair value throght other comprehensive income

As of September 30, 2021 and December 31, 2020 detail of debt instruments is as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Chilean central bank and government securities
Chilean central bank bonds	-	-
Chilean central bank notes	3,195,207	1,008,450
Other Chilean central bank and government securities (*)	4,610,294	5,344,910
Subtotal	7,805,501	6,353,360
of which sold under repurchase agreement	49,237	969,508
Other Chilean securities
Time deposits in Chilean financial institutions	-	492
Mortgage finance bonds of Chilean financial institutions	11,530	14,022
Other instruments issued in the country	1,799	2,217
Subtotal	13,329	16,731
of which sold under repurchase agreement	407	399
Foreign financial securities
Foreign Central Banks and Government securities	843,477	269,803
Other foreign financial securities	210,442	522,648
Subtotal	1,053,919	792,451
of which sold under repurchase agreement	-	-
Total	8,872,749	7,162,542

(*)	Includes Treasury bonds in Chilean pesos and UF.

The Bank holds instruments, belonging to "Chilean central bank and government securities", which guarantee derivatives transactions through Comder Contraparte Central S,A, in the local market as of September 30, 2021 and December 31, 2020 for an amount of Ch$107,880 and Ch$158,600, while "Foreign financial securities" guarantee derivatives transactions through London Clearing House (LCH) as of September 30, 2021 and December 31, 2020 Ch$79,603 and Ch$7,685. Additionally, the Bank maintains guarantees with Euroclear as of September 30, 2021 and December 31, 2020 Ch$410,847 and Ch$258,183 to comply with the initial margin required by European EMIR standard.

As of September 30, 2021 debt instruments at FVOCI included a cumulative net unrealized income of MCh$536,037, recorded as "valuation adjustment" in OCI, of which MCh$536,847 is attributable to shareholders equity and MCh$810 to non-controlling interest.

As of December 31, 2020 debt instruments at FVOCI included a cumulative net unrealized income of MCh$102,855, recorded as "valuation adjustment" in OCI, of which MCh$101,696 is attributable to shareholders equity and MCh$1,159 to non-controlling interest.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 10

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME AND FINANCIAL ASSETS HELD TO COLLECT, continued

An analysis of changes in the fair value and the corresponding ECL as of September 30, 2021 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
Gross carrying amount at January 1, 2020	7,162,542	-	-	7,162,542
New assets purchased	14,544,065	-	-	14,544,065
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	(15,189,615)	-	-	(15,189,615)
Changes due to modifications not derecognized	2,355,757	-	-	2,355,757
Other adjustments	-	-	-	-
At September 30, 2021	8,872,749	-	-	8,872,749

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
ECL at January 1, 2020	1,138	-	-	1,138
New assets purchased	-	-	-	-
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognized	166	-	-	166
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At September 30, 2021	1,304	-	-	1,304

An analysis of changes in the fair value and the corresponding ECL as of December 31, 2020 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
Gross carrying amount at January 1, 2020	4,010,272	-	-	4,010,272
New assets purchased	14,708,776	-	-	14,708,776
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	(11,440,253)	-	-	(11,440,253)
Changes due to modifications not derecognized	100,401	-	-	100,401
Write-off	-	-	-	-
Other adjustments	(216,654)	-	-	(216,654)
At december 31, 2020	7,162,542	-	-	7,162,542

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
ECL at January 1, 2020	456	-	-	456
New assets purchased	-	-	-	-
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognized	682	-	-	219
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At December 31, 2020	1,138	-	-	1,138

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 10

DEBT INSTRUMENTS AT FAIR VALUE THROUGH OTHER COMPREHENSIVE INCOME AND FINANCIAL ASSETS HELD TO COLLECT, continued

b)	Financial assets held to collect

As of September 30, 2021 and December 31, 2020 detail of debt instruments is as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Chilean central bank and government securities
Chilean central bank bonds	-	-
Chilean central bank notes	-	-
Other Chilean central bank and government securities	82,549	-
Subtotal	82,549	-

Other Chilean securities
Time deposits in Chilean financial institutions	-	-
Mortgage finance bonds of Chilean financial institutions	-	-
Other instruments issued in the country	-	-
Subtotal	-	-

Foreign financial securities
Foreign Central Banks and Government securities	-	-
Other foreign financial securities	-	-
Subtotal	-	-
Total	82,549	-

An analysis of changes in the fair value and the corresponding ECL as of September 30, 2021 is as follows:

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
Gross carrying amount at January 1, 2020	-	-	-	-
New assets purchased	82,988	-	-	82,988
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognized	-	-	-	-
Other adjustments	-	-	-	-
At September 30, 2021	82,988	-	-	82,988

	Stage1	Stage2	Stage3	TOTAL
	Collective	Collective	Collective
ECL at January 1, 2020	-	-	-	-
New assets purchased	(439)	-	-	(439)
Transfers to stage 1	-	-	-	-
Transfers to stage 2	-	-	-	-
Transfers to stage 3	-	-	-	-
Assets derecognized or matured (excluding write-off)	-	-	-	-
Changes due to modifications not derecognized	-	-	-	-
Write-off	-	-	-	-
Other adjustments	-	-	-	-
At September 30, 2021	(439)	-	-	(439)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 11

INTANGIBLE ASSETS

a.	As of September 30, 2021 and December 31,2020, the composition of intangible assets is as follows:

			As of September 30, 2021
	Average remaining useful life	Net opening balance as of January 1, 2021	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Software development	2	82,537	276,045	(190,497)	85,548

Total		82,537	276,045	(190,497)	85,548

			As of December 31, 2020
	Average remaining useful life	Net opening balance as of January 1, 2020	Gross balance	Accumulated amortization	Net balance
		MCh$	MCh$	MCh$	MCh$

Software development	2	73,389	320,531	(237,994)	82,537

Total		73,389	320,531	(237,994)	82,537

b.	The changes in the value of intangible assets during the periods ended September 30, 2021 and December 31, 2020 is as follows:

b.1	Gross balance

Gross balances	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2021	284,534	284,534
Acquisitions	28,774	28,774
Disposals and impairment	(37,263)	(37,263)
Other	-	-
Balances as of September 30, 2021	276,045	276,045

Balances as of January 1, 2020	250,002	250,002
Acquisitions	35,170	35,170
Disposals and impairment	(638)	(638)
Other	-	-
Balances as of December 31, 2020	284,534	284,534

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 11

INTANGIBLE ASSETS, continued

b.2	Accumulated amortization

Accumulated amortization	Software development	Total
	MCh$	MCh$

Balances as of January 1, 2021	(201,997)	(201,997)
Year’s amortization	(23,415)	(23,415)
Other changes	34,915-	34,915-
Balances as of September 30, 2021	(190,497)	(190,497)

Balances as of January 1, 2020	(176,613)	(176,613)
Year’s amortization	(25,384)	(25,384)
Other changes	-	-
Balances as of December 31, 2020	(201,997)	(201,997)

c.	The Bank has no restriction on intangible assets as of September 30, 2021 and December 31, 2020. Additionally, intangible assets have not been pledged as guarantee for fulfillment of financial liabilities. Also, the Bank has no debt related to Intangible assets as of those dates.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY

a.	As of September 30, 2021 and December 31, 2020, the composition of property, plant, and equipment balances are composed as follows:

		As of September 30, 2021
	Net opening balance as of January 1, 2021	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	167,694	313,745	(156,459)	157,286
Equipment	52,448	264,394	(212,844)	51,550
Other	20,712	78,552	(61,104)	17,448
Total	240,854	656,691	(430,407)	226,284

		As of December 31, 2020
	Net opening balance as of January 1, 2020	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$

Land and buildings	173,061	308,499	(140,805)	167,694
Equipment	55,494	243,084	(190,636)	52,448
Other	22,706	75,159	(54,447)	20,712
Total	250,761	626,742	(385,888)	240,854

b.	The changes in the value of property, plant, and equipment as of September 30, 2020 and December 31, 2020 is as follows:

b.1	Gross balance

2021	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	308,499	243,084	75,159	626,742
Additions	1,730	23,605	1,442	26,777
Disposals	(4)	(1,486)	(423)	(1,913)
Impairment due to damage (*)	-	-	-	-
Other	3,520	(809)	2,374	5,085
Balances as of September 30, 2021	313,745	264,394	78,552	656,691

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	302,405	219,600	69,758	591,763
Additions	17,790	25,233	7,500	50,523
Disposals	(11,696)	(1,748)	(2,099)	(15,544
Impairment due to damage	-	-	-	-
Other	-	-	-	-
Balances as of December 31, 2020	308,499	243,084	75,159	626,742

b.2	Accumulated depreciation

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2021	(140,805)	(190,636)	(54,447)	(385,888)
Depreciation charges in the period	(7,199)	(22,816)	(7,025)	(37,040)
Sales and disposals in the period	-	608	368	976
Other	(8,455)	-	-	(8,455)
Balances as of September 30, 2021	(156,459)	(212,844)	(61,104)	(430,407)

2020	Land and buildings	Equipment	Other	Total
	MCh$	MCh$	MCh$	MCh$

Balances as of January 1, 2020	(129,344)	(164,106)	(47,552)	(266,895)
Depreciation charges in the period	(19,026)	(28,370)	(8,915)	(46,273)
Sales and disposals in the period	12,381	1,840	2,021	7,562
Other	(4,816)	-	-	(4,817)
Balances as of December 31, 2020	(140,805)	(190,636)	(54,447)	(385,888)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

c.	The composition of the right of use assets as of December 31, 2020 and 2019 is as follows:

		As of September 30, 2021
2021	Opening balances as of January 1, 2021	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	147,997	206,032	(67,769)	138,263
Total	147,997	206,032	(67,769)	138,263

		As of December 31, 2020
2020	Opening balances as of January 1, 2019	Gross balance	Accumulated depreciation	Net balance
	MCh$	MCh$	MCh$	MCh$
Land and building	157,572	197,573	(49,576)	147,997
Total	157,572	197,573	(49,576)	147,997

d.	The movement of the right of use assets under lease as September 30, 2021 and December 31, 2020 period, is as follows:

d.1	Gross balance

2021	Land and building	Total
	MCh$	MCh$
Balances as of January 1, 2021	197,573	197,573
Additions	17,473	17,473
Disposals	(10,131)	(10,131)
Impairment	-	-
Other	1,117	1,117
Balances as of September 30, 2021	206,032	206,032

2020	Land and building	Total
	MCh$	MCh$
Balances as of January 1, 2020	182,910	182,910
Additions	24,136	24,136
Disposals	(9,473)	(9,473)
Impairment	-	-
Other	270	270
Balances as of December 31, 2020	197,573	197,573

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

d.2	Accumulated amortization

2021	Land and building	Total
	MCh$	MCh$
Balances as of January 1, 2021	(49,576)	(49,576)
Amortization for the period	(21,555)	(21,555)
Sales and disposals during the period	3,548	3,548
Transfers	-	-
Others	(186)	(186)
Balances as of September 30, 2021	(67,769)	(67,769)

2020	Land and building	Total
	MCh$	MCh$
Balances as of January 1, 2020	(25,338)	(25,338)
Amortization for the period	(27,731)	(27,731)
Sales and disposals during the period	3,496	3,496
Transfers	-	-
Others	(3)	(3)
Balances as of December 31, 2020	(49,576)	(49,576)

e.	Lease liability:

As of September 30, 2021 and December 31, 2020, the composition of lease liability balances are composed as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Lease liability	140,011	149,585
Total	140,011	149,585

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

f.	Expenses associated with assets for the right of use leased assets and lease liability

	As fo September 30,
	2021	2020
	MCh$	MCh$
Depreciation	21,555	27,731
Interests	1,705	2,032
Short term lease	2,731	2,642
Total	25,991	32,405

g.	As of September 30, 2021 and December 31, 2020, the maturity level of the lease liability, according to their contractual maturity is as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	23,721	25,526
Due after 1 year but within 2 years	22,915	23,461
Due after 2 years but within 3 years	21,215	21,472
Due after 3 years but within 4 years	18,925	19,343
Due after 4 years but within 5 years	15,941	16,336
Due after 5 years	37,294	43,447
Total	140,011	149,585

h.	Operational leases – lessor

As of September 30, 2021 and December 31, 2020, the future minimum lease cash inflows under non-cancellable operating leases are as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	1,017	740
Due after 1 year but within 2 years	1,391	1,015
Due after 2 years but within 3 years	964	736
Due after 3 years but within 4 years	755	639
Due after 4 years but within 5 years	612	448
Due after 5 years	1,649	1,283
Total	6,388	4,861

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 12

FIXED ASSETS AND RIGHT OF USE ASSETS AND LEASE LIABILITY, continued

i.	As of September 30, 2021 and December 31, 2020, the Bank has no financial leases which cannot be unilaterally rescinded.

j.	The Bank has no restriction on property, plant and equipment as of September 30, 2021 and December 31, 2020. Additionally, the property, plant and equipment have not been provided as guarantees of financial liabilities. The Bank has no debt in connection with property, plant and equipment.
k.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 13

CURRENT AND DEFERRED TAXES

a)	Current taxes

As of September 30, 2021 and December 31, 2020, the Bank recognizes taxes payable (recoverable), which is determined based on the currently applicable tax legislation. This amount is recorded net of recoverable taxes, and is shown as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Summary of current tax liabilities (assets)
Current tax (assets)	(121,823)	-
Current tax liabilities	-	12,977

Total tax payable (recoverable)	(121,823)	12,977

(Assets) liabilities current taxes detail (net)
Income tax, tax rate	12,562	172,944
Minus:
Provisional monthly payments	(133,022)	(156,387)
Credit for training expenses	(1,118)	(2,137)
Grant credits	(260)	(1,360)
Other	15	(83)
Total tax payable	(121,823)	12,977

b)	Effect on income

The effect of income tax expense on income for the period as of September 30, 2021 and December 31, 2020, is comprised of the following items:

	As of September 30,
	2021	2020
	MCh$	MCh$

Income tax expense
Current tax	2,925	174,643

Credits (debits) for deferred taxes
Origination and reversal of temporary differences	177,859	(72,967)
Subtotals	180,784	107,676
Tax for rejected expenses (Article No21)	148	1,096
Other	(14,785)	(3,641)
Net charges for income tax expense	166,147	99,131

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 13

CURRENT AND DEFERRED TAXES, continued

c)	Effective tax rate reconciliation

The reconciliation between the income tax rate and the effective rate applied in determining tax expenses as of September 30, 2021 and 2020, is as follows:

	For the periodo f 9 months to September 30,
	2021		2020
	Tax rate	Amount	Tax rate	Amount

	%	MCh$	%	MCh$

Tax calculated over profit before tax	27.00	203,835	27.00	121,256
Price level restatement for tax purposes (1)	(5.99)	(42,053)	(4.32)	(18,595)
Single penalty tax (rejected expenses)	0.02	148	0.25	1,096
Other	1.04	4,731	(0.86)	(4,626)
Effective tax rates and expenses for income tax	22.07	166,147	22.07	99,131

(1) Mainly corresponds to the permanent differences originated from the Own Tax Monetary Correction and the effect of the bonds received to article 104 of LIR.

d)	Effect of deferred taxes on comprehensive income

Below is a summary of the separate effect of deferred tax on other comprehensive income, showing the asset and liability balances, for the years as of September 30, 2021 and December 31, 2020:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Debt instruments at FVOCI	145,055	14,907
Cash flow hedges	84,871	36,927
Total deferred tax assets recognized through other comprehensive income	229,926	51,834

Deferred tax liabilities
Debt instruments at FVOCI	-	(42,371)
Cash flow hedges	-	-
Total deferred tax liabilities recognized through other comprehensive income	-	(42,371)

Net deferred tax balances in equity	229,926	9,463

Deferred taxes in equity attributable to shareholders of the Bank	230,137	9,776
Deferred tax in equity attributable to non-controlling interests	(211)	(313)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 13

CURRENT AND DEFERRED TAXES, continued

e)	Effect of deferred taxes on income

As of December 31, 2020 and 2019, the Bank has recorded effects for deferred taxes in the financial statements:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Interests and adjustments	8,169	8,166
Extraordinary charge-offs	16,776	17,705
Assets received in lieu of payment	3,186	1,425
Exchange rate adjustments	-	89
Property, plant and equipment valuation	1,120	-
Allowance for loan losses	234,801	238,670
Provision for expenses	89,413	101,321
Leased assets	85,520	89,458
Subsidiaries tax losses	73,802	7,394
Right of use assets	471	428
Total deferred tax assets	513,258	464,656

Deferred tax liabilities
Valuation of investments	(56,125)	(19,967)
Fixed assets valuation	(3,951)	(7,394)
Prepaid expenses	(18,324)	(16,691)
Valuation provision	(6,654)	(5,775)
Derivatives	(227,864)	(37,265)
Exchange rate adjustments	(568)	-
Other	(97)	(30)
Total deferred tax liabilities	(313,583)	(87,122)

f)	Summary of deferred tax assets and liabilities

Below is a summary of the deferred taxes impact on equity and income:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Deferred tax assets
Recognized through other comprehensive income	299,926	51,834
Recognized through profit or loss	513,258	464,656
Total deferred tax assets	743,184	516,490

Deferred tax liabilities
Recognized through other comprehensive income	-	(42,371)
Recognized through profit or loss	(313,583)	(87,122)
Total deferred tax liabilities	(313,583)	(129,493)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 14

OTHER ASSETS

Other Assets includes the following:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Assets for leasing (1)	60,358	62,967
Assets received or awarded in lieu of payment
Assets received in lieu of payment	13,575	15,213
Assets awarded at judicial sale	13,613	17,430
Provision on assets received in lieu of payment or awarded	(299)	(1,196)
Subtotal	26,889	31,447

Other assets
Guarantee deposits (margin accounts) (2)	1,671,050	608,359
Non-current assets classified as held for sale (3)	29,536	22,036
Gold investments	765	765
VAT credit	39,641	27,519
Income tax recoverable	-	-
Prepaid expenses(4)	345,987	387,668
Assets recovered from leasing for sale	3,243	3,191
Valuation adjustments by macro hedge (5)	212,059	327,938
Pension plan assets	634	673
Accounts and notes receivable	149,064	100,504
Notes receivable through brokerage and simultaneous transactions	53,603	41,960
Other receivable assets	42,595	33,567
Other assets	153,639	97,186
Subtotal	2,701,816	1,652,960

Total	2,789,063	1,747,374

(1)	Assets available to be granted under the financial leasing agreements.
(2)	Guarantee deposits (margin accounts) correspond to collateral associated with derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.
(3)	Corresponds to the interests in Redbanc S.A., Transbank S.A. and Nexus S.A., which have been reclassified as non-current assets classified as held for sale in accordance with IFRS 5 “Non-current assets held for sale and discontinued operations ”, for additional information see Note 1 v) and Note 35.
(4)	In this item, the Bank has recorded the prepaid expense related to the Santander LATAM Pass program, which will naturally be consumed as our clients use the Bank's transactional products, and therefore, the respective LATAM miles are assigned to them. Pass (loyalty program administered by LATAM Airlines Group SA). During the month of May 2020, LATAM Airlines Group S.A initiated a reorganization process in the Court of the Southern District of New York under Chapter 11, a process whose main objective is for the airline to continue operating. In this context, LATAM has publicly indicated that its intention is to honor all current and future tickets, as well as travel vouchers, miles and frequent flyer programs. The Court of the Southern District of New York, agreed in the first hearing to honor and maintain the frequent flyer program, explicitly "in the ordinary course of business" (that is, without changes), since it considered it as an important asset for the company. Along the same lines, LATAM has formalized two tranches of the DIP (Debtor in Possession) financing proposal for a total of USD 2,200 million, managing to capture all the resources that LATAM has indicated as necessary to operate during the crisis. In October 2020, it made the first disbursement of USD 1,150 million of the DIP financing, which represents 50% of the amount available, which will allow it to reestablish its operation and work on the reorganization plan. On January 27, 2021, Latam Airlines' request was approved to postpone, until June 30, 2021, the deadline to present its reorganization plan. Given the announcement made by the Chilean government regarding travel restrictions to and from abroad, LATAM Airlines Group reported that it has sufficient liquidity to face this period.
(5)	Corresponds to the balances of the market value of the net assets or liabilities covered by hedges in a macro hedge (Note 07).

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 15

TIME DEPOSITS AND OTHER TIME LIABILITIES

As of September 30, 2021 and December 31, 2020, the composition of the line item time deposits and other liabilities is as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Deposits and other demand liabilities
Checking accounts	13,571,132	11,342,648
Other deposits and demand accounts	1,868,107	1,583,183
Other demand liabilities	1,927,851	1,635,062

Subtotal	17,367,090	14,560,893

Time deposits and other time liabilities
Time deposits	12,292,673	10,421,872
Time savings account	189,662	153,330
Other time liabilities	7,521	6,589

Subtotal	12,489,856	10,581,791
Total	26,060,988	25,142,684

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES

As of September 30, 2021 and December 31, 2020, composition of this item is as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Other financial liabilities
Obligations to public sector	-	-
Other domestic obligations	178,175	175,344
Foreign obligations	23,710	8,974
Subtotals	201,345	184,318
Issued debt instruments
Mortgage finance bonds	8,518	12,314
Senior bonds	6,532,943	6,749,989
Mortgage bond	79,827	84,335
Subordinated bonds	1,413,133	1,357,539
Subtotals	8,034,421	8,204,177

Total	8,235,766	8,388,495

Debts classified as current are either demand obligations or will mature in one year or less. All other debts are classified as non-current, The Bank’s debts, both current and non-current, are summarized below:

	As of September 30, 2021
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	4,134	4,384	8,518
Senior bonds	1,220,893	5,312,050	6,532,943
Mortgage bond	7,625	72,202	79,827
Subordinated bonds	-	1,413,133	1,413,133
Issued debt instruments	1,232,652	6,801,769	8,034,421

Other financial liabilities	201,080	265	201,345

Total	1,433,732	6,802,034	8,235,766

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

	As of December 31, 2020
	Current	Non-current	Total
	MCh$	MCh$	MCh$
Mortgage finance bonds	4,982	7,332	12,314
Senior bonds	1,124,558	5,625,431	6,749,989
Mortgage bond	5,465	78,870	84,335
Subordinated bonds	-	1,357,539	1,357,539
Issued debt instruments	1,135,005	7,069,172	8,204,177

Other financial liabilities	184,028	290	184,318

Total	1,319,033	7,069,462	8,388,495

a)	Mortgage finance bonds

These bonds are used to finance mortgage loans. Their principal amounts are amortized on a quarterly basis. The range of maturities of these bonds is between five and twenty years, Loans are indexed to UF and create a yearly interest yield of 5.20% as of September 30, 2021 (5.20% as of December 31, 2020).

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	4,134	4,982
Due after 1 year but within 2 years	2,748	3,816
Due after 2 year but within 3 years	1,331	2,375
Due after 3 year but within 4 years	297	979
Due after 4 year but within 5 years	8	162
Due after 5 years	-	-
Total mortgage bonds	8,518	12,314

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

b)	Senior bonds

The following table shows senior bonds by currency:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Santander bonds in UF	3,265,255	4,017,708
Santander bonds in USD	1,685,181	1,263,714
Santander bonds in CHF	630,234	466,738
Santander bonds in Ch$	428,912	639,489
Santander bonds in AUD	135,389	125,781
Current bonds in JPY	207,763	68,093
Santander bonds in EUR	180,208	168,466
Total senior bonds	6,532,942	6,749,989

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

c)	Placement of senior bonds:

In 2021, the Bank issued bonds for UF 4,000,000, USD 193,000,000, JPY 22,000,000,000 and CHF 150,000,000, detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
W1	UF	4,000,000	5 and 3 months	1.55% annual	02-04-2018	6,000,000	06-01-2025
Total	UF	4,000,000				6,000,000
US Bonds	USD	50,000,000	2 and 10 years	0.71% annual	02-25-2021	50,000,000	12-28-2023
US Bonds	USD	100,000,000	2 and 11 years	0.72% annual	02-25-2021	100,000,000	01-26-2024
US Bonds	USD	27,000,000	7 years	2.05% annual	06-09-2021	27,000,000	06-09-2028
US Bonds	USD	16,000,000	5 years	1.64% annual	07-15-2021	16,000,000	07-15-2026
Total		193,000,000				193,000,000
JPY Bonds	JPY	10,000,000,000	5 years	0,35% annual	05-13-2021	10,000,000,000	05-13-2026
JPY Bonds	JPY	2,000,000,000	4 years	0,40% annual	07-12-2021	2,000,000,000	07-12-2025
JPY Bonds	JPY	10,000,000,000	4 years	0,42% annual	07-13-2021	10,000,000,000	07-28-2025
Total		22,000,000,000				22,000,000,000
CHF Bonds	CHF	150,000,000	6 years	0.33 annual	06-22-2021	150,000,000	06.22.2027
Total		150,000,000				150,000,000

In 2020, the Bank issued bonds for UF 1,996,000 and USD 742,500,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
W1	UF	1.996.000	5 and 3 months	1.55% annual	02-04-2018	2,000,000	06-01-2025
Total	UF	1.996.000				2,000,000
US Bonds	USD	742.500,000	5 años	2.70% annual	01-07-2021	750.000,000	01-07-2025
Total		742.500.000				750.000.000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2021, the Bank repurchased the following bonds:

Date	Tipe	Currency	Amount
02-18-2021 02-18-2021 02-22-2021 02-22-2021 02-24-2021 03-04-2021 03-05-2021 03-05-2021 03-22-2021 03-24-2021 03-24-2021	Senior Senior Senior Senior Senior Senior Senior Senior Senior Senior Senior	UF CLP CLP CLP UF UF CLP CLP UF UF UF	8,000 14,720,000,000 500,000,000 150,000,000 300,000 519,000 300,000,000 1,900,000,000 50,000 150,000 7,000
06-01-2021	Senior	UF	107,000
06-15-2021	Senior	UF	1,000
06-17-2021	Senior	CLP	970,000,000
06-23-2021	Senior	UF	105,000
06-23-2021	Senior	UF	50,000
06-24-2021	Senior	UF	21,000
06-24-2021	Senior	UF	278,000
06-24-2021	Senior	UF	20,000
06-24-2021	Senior	UF	100,000
07-06-2021	Senior	UF	1,000,000
07-07-2021	Senior	UF	340,000
07-09-2021	Senior	UF	312,000
07-20-2021	Senior	UF	194,000
07-21-2021	Senior	UF	150,000
07-21-2021	Senior	UF	100,000
07-22-2021	Senior	UF	100,000
07-22-2021	Senior	UF	25,000
07-22-2021	Senior	UF	57,000
08-09-2021	Senior	UF	4,500,000
08-10-2021	Senior	UF	710,000
08-13-2021	Senior	CLP	61,000,000,000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

During 2020, the Bank performed a partial repurchase of the following bonds:

Date	Tipe	Currency	Amount
01-02-2020	Senior	UF	357,000
01-03-2020	Senior	UF	300,000
01-09-2020	Senior	UF	60,000
01-09-2020	Senior	UF	27,000
01-13-2020	Senior	CLP	50,000,000
01-14-2020	Senior	UF	109,000
01-14-2020	Senior	CLP	9,820,000,000
01-14-2020	Senior	UF	131,000
01-14-2020	Senior	UF	322,000
01-15-2020	Senior	US$	2,490,000
01-15-2020	Senior	UF	47,000
01-16-2020	Senior	CLP	400,000,000
01-16-2020	Senior	UF	1,000
01-17-2020	Senior	UF	28,000
01-20-2020	Senior	UF	74,000
01-21-2020	Senior	UF	171,000
01-21-2020	Senior	UF	181,000
01-21-2020	Senior	CLP	330,000,000
01-22-2020	Senior	CLP	11,430,000,000
01-24-2020	Senior	UF	2,000
01-29-2020	Senior	UF	1,000
01-29-2020	Senior	CLP	120,000,000
01-30-2020	Senior	CLP	10,000,000
01-31-2020	Senior	UF	40,000
02-06-2020	Senior	CLP	6,000,000,000
02-07-2020	Senior	CLP	1,180,000,000
02-11-2020	Senior	CLP	7,430,000,000
02-12-2020	Senior	CLP	2,520,000,000
02-13-2020	Senior	CLP	10,000,000,000
02-17-2020	Senior	UF	2,000
02-17-2020	Senior	UF	15,000
02-18-2020	Senior	UF	50,000
02-18-2020	Senior	UF	4,000
02-20-2020	Senior	UF	350,000
02-20-2020	Senior	UF	115,000
02-21-2020	Senior	UF	57,000
02-21-2020	Senior	UF	24,000
02-24-2020	Senior	UF	250,000
02-24-2020	Senior	UF	10,000
02-26-2020	Senior	UF	169,000
02-26-2020	Senior	UF	1,000
02-27-2020	Senior	UF	180,000
02-27-2020	Senior	UF	11,000
02-27-2020	Senior	CLP	6,750,000,000
03-02-2020	Senior	UF	1,000
03-05-2020	Senior	UF	2,000
03-09-2020	Senior	UF	261,000
03-09-2020	Senior	UF	150,000
03-11-2020	Senior	UF	2,000
03-17-2020	Senior	UF	850,000
03-18-2020	Senior	UF	150,000
03-19-2020	Senior	US$	5,000,000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Tipe	Currency	Amount
03-23-2020	Senior	UF	95.000
03-23-2020	Senior	USD	5.000.000
03-24-2020	Senior	CLP	1.250.000.000
03-30-2020	Senior	UF	62.000
03-31-2020	Senior	UF	360.000
03-31-2020	Senior	UF	5.000
04-01-2020	Senior	CLP	1.000.000.000
04-02-2020	Senior	UF	5.184.000
04-02-2020	Senior	CLP	16.710.000.000
04-03-2020	Senior	CLP	32.800.000.000
04-03-2020	Senior	UF	27.000
04-06-2020	Senior	CLP	101.400.000.000
04-06-2020	Senior	UF	157.000
04-06-2020	Senior	USD	10.000.000
04-07-2020	Senior	CLP	3.990.000.000
04-07-2020	Senior	UF	6.659.000
04-07-2020	Senior	USD	10.000.000
04-08-2020	Senior	CLP	210.000.000
04-13-2020	Senior	CLP	970.000.000
04-14-2020	Senior	CLP	2.000.000.000
04-17-2020	Senior	CLP	11.900.000.000
05-05-2020	Senior	USD	49.000.000
05-14-2020	Senior	USD	47.000.000
06-02-2020	Senior	CLP	6.020.000.000
06-03-2020	Senior	UF	100.000
06-03-2020	Senior	CLP	10.750.000.000
06-05-2020	Senior	USD	5.000.000
06-08-2020	Senior	CLP	23.000.000.000
06-12-2020	Senior	CLP	150.000.000
06-16-2020	Senior	CHF	12.160.000
06-17-2020	Senior	CHF	36.785.000
06-19-2020	Senior	CLP	112.490.000.000
06-22-2020	Senior	CLP	1.500.000.000
06-26-2020	Senior	CLP	3.500.000.000
07-02-2020	Senior	CLP	4.620.000.000
07-10-2020	Senior	CHF	2.000.000
07-10-2020	Senior	CLP	500.000.000
07-15-2020	Senior	CLP	490.000.000
07-17-2020	Senior	UF	1.000
07-17-2020	Senior	CLP	29.780.000.000
08-13-2020	Senior	UF	345.000
08-14-2020	Senior	USD	3.350.000
08-21-2020	Senior	UF	100.000
08-21-2020	Senior	UF	77.000
08-24-2020	Senior	UF	11.000
08-25-2020	Senior	UF	14.000
09-09-2020	Senior	UF	24.000
09-09-2020	Senior	UF	70.000
09-09-2020	Senior	UF	45.000
09-10-2020	Senior	UF	210.000
09-23-2020	Senior	USD	5.000.000
09-28-2020	Senior	UF	50.000
09-29-2020	Senior	UF	1.000
09-30-2020	Senior	UF	43.000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

Date	Tipe	Currency	Amount
10-01-2020	Senior	UF	4,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	CLP	50,000,000
10-06-2020	Senior	UF	1,000
10-06-2020	Senior	UF	1,000
10-15-2020	Senior	UF	2,000
10-20-2020	Senior	CHF	2,000,000
10-01-2020	Senior	USD	5,153,000
10-19-2020	Senior	USD	20,000,000
11-16-2020	Senior	USD	1,000,000
11-18-2020	Senior	USD	10,000,000
11-15-2020	Senior	USD	477,510,000

i.	The maturities of senior bonds are as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	1,220,893	1,124,558
Due after 1 year but within 2 years	807,203	1,047,241
Due after 2 year but within 3 years	1,056,144	742,081
Due after 3 year but within 4 years	1,700,817	1,228,524
Due after 4 year but within 5 years	497,151	1,250,897
Due after 5 years	1,250,735	1,356,688
Total senior bonds	6,532,943	6,749,989

d)	Mortgage bonds

Detail of mortgage bonds per currency is as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Mortgage bonds in UF	79,827	84,335
Total mortgage bonds	79.827	84,335

i.	Allocation of mortgage bonds

As of September 30, 2021 and December 31 2020, the Bank has not placed any mortgage bonds.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	The maturities of Mortgage bonds are as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	7,625	5,465
Due after 1 year but within 2 years	9,125	8,773
Due after 2 year but within 3 years	9,420	9,056
Due after 3 year but within 4 years	9,723	9,348
Due after 4 year but within 5 years	10,037	9,649
Due after 5 years	33,897	42,044
Total Mortgage bonds	79,827	84,335

e)	Subordinated bonds

Detail of the subordinated bonds per currency is as follows:

	As of September 30	As of December 31,
	2021	2020
	MCh$	MCh$
Subordinated bonds denominated in USD	230,118	202,634
Subordinated bonds denominated in UF	1,183,015	1,154,905
Total subordinated bonds	1,413,133	1,357,539

i.	Placement of subordinated bonds

During 2021, the Bank has not placed any bonds.

As of December 31, 2020, the Bank issued bonds for USD 200,000,000 and UF 11,000,000 detailed as follows:

Series	Currency	Amount	Term	Issuance rate	Series approval date	Series maximum amount	Maturity date
Bono USD	USD	200,000,000	10 years	3.79%	01-21-2020	200,000,000	01-21-2030
Total USD		200,000,000				200,000,000
USTDH20914	UF	3,000,000	14 years y 5 months	3.00%	04-07-2020	3,000,000	09-01-2034
USTDH30914	UF	3,000,000	19 years y 5 months	3.15%	04-07-2020	3,000,000	09-01-2039
USTDW20320	UF	5,000,000	15 years y 3 months	3.50%	06-19-2020	5,000,000	09-01-2035
Total UF		11,000,000				11,000,000

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 16

ISSUED DEBT INSTRUMENTS AND OTHER FINANCIAL LIABILITIES, continued

ii.	The maturities of Mortgage bonds are as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Due within 1 year	-	-
Due after 1 year but within 2 years	-	-
Due after 2 year but within 3 years	-	-
Due after 3 year but within 4 years	-	-
Due after 4 year but within 5 years	176,615	-
Due after 5 years	1,236,518	1,357,539
Total subordinated bonds	1,413,133	1,357,539

f)	Other financial liabilities

The composition of other financial obligations, by maturity, is detailed below:

	As of Setember 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Non-current portion:
Due after 1 year but within 2 years	49	42
Due after 2 year but within 3 years	55	47
Due after 3 year but within 4 years	59	50
Due after 4 year but within 5 years	60	55
Due after 5 years	42	96
Non-current portion subtotal	265	290
Current portion:
Amounts due to credit card operators	134,768	134,790
Acceptance of letters of credit	825	1,460
Other long-term financial obligations, short-term portion	65,487	47,778
Current portion subtotal	201,080	184,028

Total other financial liabilities	201,345	184,318

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES

As of September 30, 2021 and December 31, 2020, the detail of the maturities of assets and liabilities is as follows:

As of September 30, 2021	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	5,526,197	-	-	-	5,526,197	-	-	-	-	5,526,197
Cash items in process of collection	458,328	-	-	-	458,328	-	-	-	-	458,328
Financial assets held for trading	-	415	-	343	758	90	37,206	13,162	50,458	51,216
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	353,307	340,500	1,018,179	1,711,986	2,026,422	1,852,620	4,082,411	7,961,453	9,673,439
Loans and accounts receivables at amortized cost (*)	204,672	1,386,461	1,572,277	3,708,761	6,872,171	4,601,224	697,027	23,707,395	29,005,646	35,635,489
Loans and account receivable at FVOCI (**)	-	-	-	5,993	5,993	-	82,826	27,244	110,070	116,063
Debt instruments at FVOCI	-	2,388,095	714,197	300,204	3,402,496	101,926	4,022,003	1,346,324	5,470,253	8,872,749
Equity instruments at FVOCI	-	-	-	-	-	-	-	-	-	-
Financial assets held to collect (***)	-	-	-	-	-	82,988	-	-	82,988	82,988
Guarantee deposits (margin accounts)	1,671,050	-	-	-	1,671,050	-	-	-	-	1,671,050
Total financial assets	7,860,247	4,128,968	2,627,109	5,027,487	19,643,811	6,812,650	6,716,428	29,028,128	42,557,206	62,201,017

Financial liabilities
Deposits and other demand liabilities	17,367,090	-	-	-	17,367,090	-	-	-	-	17,367,090
Cash items in process of being cleared	362,129	-	-	-	362,129	-	-	-	-	362,129
Obligations under repurchase agreements	-	49,644	-	-	49,644	-	-	-	-	49,644
Time deposits and other time liabilities	197,183	6,433,933	3,304,029	2,345,558	12,280,703	133,978	49,053	26,122	209,153	12,489,856
Financial derivative contracts	-	375,191	456,273	911,324	1,742,788	2,478,337	2,091,487	4,084,274	8,654,098	10,396,886
Interbank borrowings	125,071	1	91,908	3,033,203	3,250,183	5,888,867	-	-	5,888,867	9,139,050
Issued debt instruments	-	91,615	258,122	1,066,145	1,232,652	1,885,971	2,394,648	2,521,150	6,801,769	8,034,421
Lease liabilities	200,521	203	356	-	201,080	104	119	42	265	201,345
Other financial liabilities	-	-	-	23,721	23,721	44,130	34,866	37,294	116,290	140,011
Guarantees received (margin accounts)	512,859	-	-	-	512,859	-	-	-	-	512,859
Total financial liabilities	18,764,853	6,767,357	4,110,688	7,379,951	37,022,849	10,431,387	4,570,173	6,668,882	21,670,442	58,693,291
(*)	Loans and accounts receivables at amortized cost are presented on a gross basis, the amount of allowance is Ch$ 1,021,678 million.
(**)	Loans and accounts receivables at FVOCI are presented on a gross basis, the amount of allowance is Ch$ 1,538 million.
(***)	Financial assets held to collect are presented on a gross basis, the amount of allowance is Ch$ 439 million.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 17

MATURITY OF FINANCIAL ASSETS AND LIABILITIES, continue

As of December 31, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal More than 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Financial assets
Cash and deposits in banks	2,803,288	-	-	-	2,803,288	-	-	-	-	2,803,288
Cash items in process of collection	452,963	-	-	-	452,963	-	-	-	-	452,963
Financial assets held for trading	-	680	2,630	499	3,809	633	18,257	111,019	129,909	133,718
Investments under resale agreements	-	-	-	-	-	-	-	-	-	-
Financial derivative contracts	-	385,231	401,486	795,881	1,582,598	1,723,334	1,692,142	4,034,011	7,449,487	9,032,085
Loans and accounts receivables at amortized cost (*)	170,214	1,246,271	1,443,659	3,664,841	6,524,985	3,659,994	293,785	23,861,129	27,814,908	34,339,893
Loans and account receivable at FVOCI (**)				5,405	5,405		16,243	49,037	65,280	70,685
Debt instruments at FVOCI	-	1,006,983	493	188,977	1,196,453	205,150	2,378,752	3,382,187	5,966,089	7,162,542
Equity instruments at FVOCI	-	-	-	-	-	-	-	548	548	548
Guarantee deposits (margin accounts)	608,359	-	-	-	608,359	-	-	-	-	608,359
Total financial assets	4,034,824	2,639,165	1,848,268	4,655,603	13,177,860	5,589,111	4,399,179	31,437,931	41,426,221	54,604,081

Financial liabilities
Deposits and other demand liabilities	14,560,893	-	-	-	14,560,893	-	-	-	-	14,560,893
Cash items in process of being cleared	361,631	-	-	-	361,631	-	-	-	-	361,631
Obligations under repurchase agreements	-	969,808	-	-	969,808	-	-	-	-	969,808
Time deposits and other time liabilities	159,918	5,843,682	2,912,985	1,434,246	10,350,831	163,053	44,384	23,523	230,960	10,581,791
Financial derivative contracts	-	386,690	445,376	931,358	1,763,424	1,552,482	1,708,509	3,994,245	7,255,236	9,018,660
Interbank borrowings	16,832	238,414	222,992	855,434	1,333,672	1,140,426	3,854,501	-	4,994,927	6,328,599
Issued debt instruments	-	344,732	447,117	343,156	1,135,005	1,813,341	2,499,560	2,756,271	7,069,172	8,204,177
Lease liabilities	144,478	38,148	1,375	27	184,028	89	105	96	290	184,318
Other financial liabilities	-	-	-	25,526	25,526	44,933	35,679	43,447	124,059	149,585
Guarantees received (margin accounts)	624,205	-	-	-	624,205	-	-	-	-	624,205
Total financial liabilities	15,867,957	7,821,474	4,029,845	3,589,747	31,309,023	4,714,324	8,142,738	6,817,582	19,674,644	50,983,667

(*)	Loans and accounts receivables at amortized cost are presented on a gross basis, the amount of allowance is Ch$ 1,036,793 million.
(**)	Loans and accounts receivables at FVOCI are presented on a gross basis, the amount of allowance is Ch$1,354 million.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 18

PROVISIONS AND CONTINGENT PROVISIONS

a)	As of September 30, 2021 and December 31, 2020, the composition is as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Provisions for personnel salaries and expenses	94,925	104,270
Provisions for mandatory dividends	173,950	164,284
Provisions for contingent loan	38,963	28,247
Provision for contingencies	63,165	33,863
Total	371,003	330,664

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 18

PROVISIONS AND CONTINGENT PROVISIONS, continued

An analysis of changes in the corresponding ECL allowance as of September 30, 2021 and December 31, 2020 is as follows:

	As of September 30, 2021
	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
ECL allowance at January 1, 2021	2,815	11,010	1,762	4,552	3,238	4,869	28,247
Transfer
Transfers from stage 1 to stage 2	(200)	(760)	1,543	2,422	-	-	3,005
Transfers from stage 1 to stage 3	-	(46)			17	1,921	1,892
Transfers from stage 2 to stage 3			(25)	(124)	1,377	1,976	3,204
Transfers from stage 2 to stage 1	184	771	(354)	(2,433)	-	-	(1,832)
Transfers from stage 3 to stage 2			-	153	(22)	(1,128)	(997)
Transfers from stage 3 to stage 1	-	7			(5)	(275)	(273)
Net changes on financial assets	405	4,669	3,471	(703)	(1,020)	(1,288)	5,534
Write-off	-	-	-	-	-	-	-
Other adjustment	184	-	-	(1)	-	-	183
At September 30, 2021

	As of December 31, 2020
	Stage 1		Stage 2		Stage 3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
ECL allowance at January 1, 2020	1,509	13,127	226	542	3,487	4,349	23,240
Transfer
Transfers to stage 2	(1,273)	(3,614)	1,785	13,442	-	-	10,340
Transfers to stage 3	-	(76)	-	-	83	2,757	2,764
Transfers to stage 3	-	-	(73)	(148)	2,839	1,720	4,338
Transfers to stage 1	165	2,687	(295)	(9,274)	-	-	(6,717)
Transfers to stage 2	-	-	-	240	(6)	(1,934)	(1,700)
Transfers to stage 1	-	14	-	-	-	(444)	(430)
Net changes on financial assets	2,279	(200)	126	(315)	(2,995)	(1,748)	(2,853)
Write-off	-	-	-	-	-	-	-
Other adjustments	135	(928)	(6)	65	(170)	169	(735)
At December 31, 2020	2,815	11,010	1,762	4,552	3,238	4,869	28,247

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 19

OTHER LIABILITIES

The other liabilities line item is as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Accounts and notes payable	256,264	227,518
Income received in advance	736	828
Macro-hedge valuation adjustment (2)	75,439	51,089
Guarantees received (margin accounts) (1)	512,859	624,205
Notes payable through brokerage and simultaneous transactions	57,729	12,504
Other payable obligations	20,887	139,622
Withholding VAT	13,035	14,129
Accounts payable insurance companies	242,199	13,911
Other liabilities	88,051	82,047

Total	1,267,199	1,165,853

(1)	Guarantee deposits (margin accounts) correspond to collateral associated to derivative financial contracts to mitigate the counterparty credit risk and are mainly established in cash. These guarantees operate when mark to market of derivative financial instruments exceed the levels of threshold agreed in the contracts, which could result in the Bank delivering or receiving collateral.
(2)	Corresponds to net hedging assets and liabilities adjusted to market value see Note 7.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 20

CONTINGENCIES AND COMMITMENTS

a)	Lawsuits and legal procedures

As of the issuance date of these financial statements, the Bank and its affiliates were subject to certain legal actions in the normal course of their business. As of September 30, 2021 and December 31, 2020, the Bank and its subsidiaries have provisions for this item of Ch$1,251 and Ch$1,024 respectively, which is included in “Provisions” in the Consolidated Statements of Financial Position as provisions for contingencies.

Banco Santander-Chile

The Bank currently undergoes 32 lawsuits for various legal actions in the amount of Ch$ 952 million, our attorneys have not estimated material losses for these lawsuits.

b)	Contingent loans

The following table shows the Bank’s contractual obligations to issue loans:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Letters of credit issued	353,698	165,119
Foreign letters of credit confirmed	95,586	82,779
Performance guarantee	1,220,076	1,090,643
Personal guarantees	499,613	441,508
Total contingent liabilities	2,168,973	1,780,049
Available on demand credit lines	8,911,977	8,391,414
Other irrevocable credit commitments	401,284	406,234
Total loan commitment	9313,261	8,797,648
Total	11,482,234	10,577,697

c)	Held securities

The Bank holds securities in the normal course of its business as follows:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Third party operations
Collections	89,607	83,392
Transferred financial assets managed by the Bank	16,873	18,017
Assets from third parties managed by the Bank and its affiliates	1,341,139	1,352,032
Subtotal	1,447,619	1,453,441
Custody of securities
Securities held in custody	11,634,658	11,022,790
Securities held in custody deposited in other entity	815,370	808,186
Issued securities held in custody	12,192,110	10,461,847
Subtotal	24,642,138	22,292,823
Total	26,089,757	23,746,264

The Bank classified the portfolios managed by private banking in “Assets from third parties managed by the Bank and its affiliates” as of September 30, 2021, the balance for this was Ch$1,341,104 million (Ch$1,351,997 million at December 31, 2020).

d)	Guarantees

Banco Santander-Chile has an integral bank policy of coverage of Official Loyalty N°5077934 in force with the company Compañía de Seguros Chilena Consolidada S.A., coverage for USD50,000,000 per claim with an annual limit of USD100,000,000, which covers both the Bank and its subsidiaries, with an expiration date of June 30, 2022, which has been renewed.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 20

CONTINGENCIES AND COMMITMENTS, continued

e)	Contingent loans and liabilities

The Bank took on several contingent loans and liabilities, to satisfy its clients’ needs, that are not be recognized in the Consolidated Financial Statements of Financial Position; these contain loan risks and they are, therefore, part of the Bank’s global risk.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 21

EQUITY

a)	Capital

As of September 30, 2021 and December 31, 2020 the Bank had 188,446,126,794 shares outstanding, all of which are subscribed for and paid in full, amounting to Ch$891,303 million. All shares have the same rights, and have no preferences or restrictions.

The activity with respect to shares as of September 30, 2021 and December 31, 2020 was as follows:

	As of September 30, SHARES	As of December 31, SHARES
	2021	2020

Issued as of January 1	188,446,126,794	188,446,126,794
Issuance of paid shares	-	-
Issuance of outstanding shares	-	-
Stock options exercised	-	-
Issued as of December 31,	188,446,126,794	188,446,126,794

As of September 30, 2021 and December 31, 2020 the Bank does not have any of its own shares in treasury, nor do any of the consolidated companies.

As of September 30, 2021 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35,46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31,72
The Bank New York Mellon	-	21,175,136,471	21,175,136,471	11,24
Banks on behalf of third parties	16,768,084,869	-	16,768,084,869	8,90
Pension funds (AFP) on behalf of third parties	12,080,145,117	-	12,080,145,117	6,41
Stock brokers on behalf of third parties	5,761,991,792	-	5,761,991,792	3,06
Other minority holders	6,067,767,277	-	6,067,767,277	3,21
Total	167,270,990,323	21,175,136,471	188,446,126,794	100,00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

As of December 31, 2020 the shareholder composition was as follows:

Corporate Name or Shareholder’s Name	Shares	ADRs (*)	Total	% of equity holding

Santander Chile Holding S.A.	66,822,519,695	-	66,822,519,695	35.46
Teatinos Siglo XXI Inversiones Limitada	59,770,481,573	-	59,770,481,573	31.72
The Bank New York Mellon	-	22,450,671,671	22,450,671,671	11.91
Banks on behalf of third parties	15,925,407,468	-	15,925,407,468	8.45
Pension funds (AFP) on behalf of third parties	9,929,343,874	-	9,929,343,874	5.27
Stock brokers on behalf of third parties	6,892,162,980	-	6,892,162,980	3.66
Other minority holders	6,655,539,533	-	6,655,539,533	3.53
Total	165,995,455,123	22,450,671,671	188,446,126,794	100.00

(*) American Depository Receipts (ADR) are certificates issued by a U.S. commercial bank to be traded on the U.S. securities markets.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 21

EQUITY, continued

b)	Reserves

During 2021, on the Shareholders Meeting held in April, it was agreed to capitalize on reserves 40% of retained earnings from previous years, equivalent to MCh$206,979 (MCh$220,838 in the year 2020).

c)	Dividends

The distribution of dividends is detailed in the Consolidated Statements of Changes in Equity.

d)	Utilidad diluida y utilidad básica:

As of September 30, 2020 and 2020 the basic and diluted earnings per share were as follows:

	As of September 30,
	2021	2020
	MCh$	MCh$

a) Basic earnings per share
Total attributable to the shareholders of the Bank	579,835	347,232
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Basic earnings per share (in Ch$)	3.081	1.843
Basic earnings per share from continuing operations (in Ch$)	3.081	1.843
Basic earnings per share from discontinued operations (in Ch$)	-	-

b) Diluted earnings per share
Total attributable to the shareholders of the Bank	579,835	347,232
Weighted average number of outstanding shares	188,446,126,794	188,446,126,794
Adjusted number of shares	188,446,126,794	188,446,126,794
Diluted earnings per share (in Ch$)	3.081	1.843
Diluted earnings per share from continuing operations (in Ch$)	3.081	1.843
Diluted earnings per share from discontinued operations (in Ch$)	-	-

As of September 30, 2021 and 2020, the Bank does not own instruments with dilutive effects.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 21

EQUITY, continued

e)	Other comprehensive income from available for sale investments and cash flow hedges:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$

Debt instruments at FVOCI
As of January 1,	102,885	29,184
Gain (losses) on the re-measurement of debt instruments at FVOCI, before tax	(654,920)	30,062
Recycling from other comprehensive income to income for the year	-	-
Net income realized	15,998	43,609
Subtotals	(638,922)	73,671
Total	(536,037)	102,885

Cash flow hedges
As of January 1,	(136,765)	(40,435)
Gains (losses) on the re-measurement of cash flow hedges, before tax	(158,946)	(93,182)
Recycling adjustments on cash flow hedges, before tax	(18,625)	(3,148)
Amounts removed from equity and included in carrying amount of non-financial asset (liability) which acquisition or incurrence was hedged as a highly probable transaction	-	-
Subtotals	(177,571)	(96,330)
Total	(314,336)	(136,765)

Other comprehensive income, before taxes	(850,373)	(33,910)

Income tax related to other comprehensive income components
Income tax relating to debt instruments at FVOCI	145,055	(27,464)
Income tax relating to cash flow hedges	84,871	36,927
Total	229,926	9,463

Other comprehensive income, net of tax	(620,447)	(24,447)
Attributable to:
Shareholders of the Bank	(621,016)	(25,293)
Non-controlling interest	569	846

The Bank expects that the results included in “Other comprehensive income” will be reclassified to profit or loss when the specific conditions have been met.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 22

NON-CONTROLLING INTEREST

a)	The non-controlling interest included in the equity and the income from the subsidiaries is summarized as follows:

				Other comprehensive income
As of September 30, 2021	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0.25	177	3	-	-	-	3
Santander Corredores de Bolsa Limitada	49.41	22,849	591	(228)	61	(167)	424
Santander Asesorías Financieras Limitada	0.97	492	-	(151)	41	(110)	(110)
Santander S.A. Sociedad Securitizadora	0.36	1	-	-	-	-	-
Klare Corredora de Seguros S.A.	49.90	1,981	(921)	-	-	-	(921)
Santander Consumer Chile S.A.	49.00	36,763	7,057	-	-	-	7,057
Subtotal		62,263	6,730	(379)	102	(277)	6,453
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100.00	4,690	9	-	-	-	9
Bansa Santander S.A.	100.00	20,330	416	-	-	-	416
Multiplica Spa	100.00	4,132	(157)	-	-	-	(157)
Subtotal		29,152	268	-	-	-	268

Total		91,415	6,998	(379)	102	(277)	6,721

				Other comprehensive income
As of December 31, 2020	Non- controlling	Equity	Income	Debt instruments at FVOCI	Deferred tax	Total other comprehensive income	Comprehensive income
	%	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Subsidiaries:
Santander Corredora de Seguros Limitada	0,25	174	(4)	(4)	1	(3)	(7)
Santander Corredores de Bolsa Limitada	49,41	22.614	351	(38)	9	(29)	322
Santander Asesorías Financieras Limitada	0,97	493	(5)	152	(41)	111	106
Santander S.A. Sociedad Securitizadora	0,36	2	-	-	-	-	-
Klare Corredora de Seguros S.A.	49,90	2.902	(880)	-	-	-	(880)
Santander Consumer Chile S.A.	49,00	29.649	5,619	-	-	-	5,619
Subtotal		55,834	5,081	110	(31)	79	5,160
Entities controlled through other considerations:
Santander Gestión de Recaudación y Cobranzas Limitada	100,00	4,808	(127)	-	-	-	(127)
Bansa Santander S.A.	100,00	19,565	349	-	-	-	349
Multiplica Spa	100,00	4,476	(187)	-	-	-	(187)
Subtotal		28,849	35				35

Total		84,683	5,116	110	(31)	79	5,195

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 22

NON-CONTROLLING INTEREST, continued

b)	The overview of the financial information of the subsidiaries included in the consolidation of the Bank that possess non-controlling interests is as follows, which does not include consolidation or conforming accounting policy adjustments:

	As of September 30,				As of December 31,
	2021				2020
	Assets	Liabilities	Capital	Net income	Assets	Liabilities	Capital	Net income
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Santander Corredora de Seguros Limitada	82,607	12,479	68,118	1,010	79,936	10,777	70,554	(1,395)
Santander Corredores de Bolsa Limitada	108,235	61,612	45,426	1,197	94,802	49,038	45,053	711
Santander Asesorias Financieras Limitada	54,936	4,066	50,910	(40)	52,070	1,142	51,454	(526)
Santander S.A. Sociedad Securitizadora	834	463	455	(84)	630	175	547	(92)
Klare Corredora de Seguros S.A.	4,629	659	5,816	(1,846)	6,415	599	7,579	(1,763)
Santander Consumer Chile S.A.	659,800	584,773	60,589	(14,438)	693,992	633,177	49,348	11,467
Sociedad operadora de Tarjetas de Pago Santander Getnet Chile S.A.	42,331	30,594	18,990	(7,253)	16,448	1,185	16,273	(1,010)
Santander Gestión de Recaudación y Cobranzas Ltda.	6,640	1,950	4,681	9	7,789	3,108	4,808	(127)
Bansa Santander S.A.	119,712	99,382	19,914	416	84,496	64,582	19,565	349
Multiplica Spa	4,292	160	4,289	(157)	4,336	47	4,476	(187)
Total	1,084,016	796,138	280,188	7,690	1,040,914	763,830	269,657	7,427

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 23

INTEREST INCOME

This item refers to interest earned in the period from the financial assets whose return, whether implicitly or explicitly, is determined by applying the effective interest rate method, regardless of the value at fair value, as well as the effect of hedge accounting (see letter c).

a)	As of September 30, 2021 and 2020 the income from interest, was attributable to the following items:

	For the period of 9 months to September 30,
	2021				2020
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	149	-	-	149	129	-	-	129
Interbank loans	24	-	-	24	36	-	-	36
Commercial loans	488,284	218,589	9,048	715,921	557,784	92,771	8,863	659,418
Mortgage loans	249,710	440,024	450	690,184	242,808	162,476	398	405,521
Consumer loans	355,332	309	3,900	359,541	435,808	212	4,054	440,074
Investment instruments	62,098	59,273	-	121,371	51,399	14,396	-	65,795
Other interest income	2,407	3,332	-	5,739	8,347	2,121	-	10,468

Interest income not including income from hedge accounting	1,158,004	721,527	13,398	1,892,929	1,296,150	271,976	13,315	1,581,441

	For the quarter to September 30,
	2021				2020
	Interest	Inflation adjustments	Prepaid fees	Total	Interest	Inflation adjustments	Prepaid fees	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Resale agreements	80	-	-	80	17	-	-	17
17Interbank loans	24	-	-	24	-	-	-	-
Commercial loans	163,915	79,792	2,416	246,123	179,660	3,104	2,632	185,396
Mortgage loans	84,937	165,761	42	250,740	81,222	6,166	(67)	87,160
Consumer loans	116,069	109	1,127	117,305	135,215	17	1,181	136,413
Investment instruments	24,422	21,462	-	45,884	17,590	1,103	-	18,693
Other interest income	785	1,660	-	2,445	733	863	-	1,596

Interest income not including income from hedge accounting	390,232	268,784	13,398	662,601	414,476	11,253	3,746	429,275

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 23

INTEREST INCOME, continued

b)	As of September 30, 2021 and 2020, the expense from interest expense, excluding expense from hedge accounting, is as follows:

	For the period of 9 months to September 30,
	2021				2020
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(9,937)	(2,448)	(12,385)	(9,917)	(776)	(10,693)
Repurchase agreements	(261)	-	(261)	(1,794)	-	(1,794)
Time deposits and liabilities	(39,466)	(12,118)	(51,584)	(128,033)	(13,929)	(141,962)
Interbank loans	(30,522)	-	(30,522)	(35,847)	-	(35,847)
Issued debt instruments	(136,624)	(167,035)	(303,659)	(179,846)	(73,904)	(253,750)
Other financial Liabilities	(293)	(16)	(309)	(563)	(7)	(570)
Lease contracts	(1,705)	-	(1,705)	(2,032)	-	(2,032)
Other interest expense	(2,080)	(16,396)	(18,476)	(7,218)	(9,832)	(17,050)
Interest expense not including expenses from hedge accounting	(220,888)	(198,013)	(418,901)	(365,250)	(98,448)	(463,698)

	For the quarter to September 30,
	2021				2020
	Interest	Inflation adjustments	Total	Interest	Inflation adjustments	Total
Items	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Demand deposits	(3,854)	(1,092)	(4,946)	(3,139)	(24)	(3,163)
Repurchase agreements	(172)	-	(172)	356	-	356
Time deposits and liabilities	(17,331)	(4,085)	(21,416)	(20,118)	(133)	(20,251)
Interbank loans	(11,480)	-	(11,480)	(9,848)	-	(9,848)
Issued debt instruments	(45,114)	(59,494)	(104,608)	(53,696)	(1,816)	(55,512)
Other financial Liabilities	(116)	(4)	(120)	(20)	-	(20)
Lease contracts	(562)	-	(562)	(646)	-	(646)
Other interest expense	(744)	(6,690)	(7,434)	(1,157)	(36)	(1,193)
Interest expense not including expenses from hedge accounting	(79,373)	(71,365)	(150,738)	(88,268)	(2,009)	(90,277)

c)	For the period of September 30, 2021 and 2020, the income and expense from interest is as follows:

	For the period of 9 months to September 30,		For the quarter to September 30,
	2021	2020	2021	2020
Items	MCh$	MCh”	MCh$	MCh$

Interest income not including income from hedge accounting	1,892,929	1,581,441	662,601	429,275
Interest expense not including expense from hedge accounting	(418,901)	(463,698)	(150,738)	(90,277)

Net Interest income (expense) from hedge accounting	1,474,028	1,117,743	511,863	338,998

Hedge accounting (net)	(163,635)	32,467	(70,565)	42,570

Total net interest income	1,310,393	1,150,210	441,298	381,568

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 24

FEES AND COMMISSIONS

This item includes the amount of fees earned and paid during the year, except for those which are an integral part of the financial instrument’s effective interest rate:

	For the period of 9 months to September 30,		For the quarter to September 30,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$

Fee and commission income
Fees and commissions for lines of credits and overdrafts	5,581	5,530	1,998	1,798
Fees and commissions for guarantees and letters of credit	28,416	27,229	10,428	9,132
Fees and commissions for card services	188,662	141,237	72,815	46,583
Fees and commissions for management of accounts	28,802	26,086	10,167	8,405
Fees and commissions for collections and payments	19,842	17,680	7,246	3,221
Fees and commissions for intermediation and management of securities	8,094	8,992	2,591	2,811
Insurance brokerage fees	31,993	30,950	11,220	7,558
Office banking	12,874	11,185	4,506	3,767
Fees for other services rendered	35,103	33,309	12,638	10,666
Other fees earned	50,327	29,815	18,924	11,105
Total	409,694	332,013	152,533	105,046

	For the period of 9 months to September 30,		For the quarter to September 30,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$

Fee and commission expense
Compensation for card operation	(116,935)	(90,435)	(46,120)	(26,094)
Fees and commissions for securities transactions	(3,339)	(660)	(1,273)	(150)
Office banking	(1,626)	(1,500)	(461)	(528)
Interbank services	(25,258)	-	(8,934)	10,810
Other fees	(24,748)	(41,164)	(9,949)	(27,495)
Total	(171,906)	(133,759)	(66,737)	(43,457)

Net fees and commissions income	237,788	198,254	85,796	61,589

The fees earned in transactions with letters of credit are presented in the Consolidated Statements of Income in the line item “Interest income”.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 24

FEES AND COMMISSIONS, continued

	Segments					Revenue recognition calendar for ordinary activities
For the period of 9 months to September 30, 2021	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	4,680	688	162	51	5,581	5,581	-	-
Commissions for guarantees and letters of credit	8,522	13,937	5,852	105	28,416	28,416	-	-
Commissions for card services	179,467	6,952	2,211	32	188,662	42,339	146,323	-
Commissions for account management	26,081	1,838	878	5	28,802	28,802	-	-
Commissions for collections, collections and payments	18,880	709	214	39	19,842	-	9,139	10,703
Commissions for intermediation and management of values	2,848	277	4,342	627	8,094	-	8,094	-
Remuneration for insurance commercialization	32,022	24	17	(70)	31,993	-	-	31,993
Office banking	8,974	3,300	600	-	12,874	-	12,874	-
Other remuneration for services rendered	32,503	2,181	408	11	35,103	-	35,103	-
Other commissions earned	24,086	9,728	17,337	(824)	50,327	-	50,327	-
Total	338,063	39,634	32,021	(24)	409,694	105,138	261,860	42,696

Commission expenses
Remuneration for card operation	(112,524)	(3,630)	(780)	(1)	(116,935)	-	(62,123)	(54,812)
Commissions per transaction with securities	-	-	(1,891)	(1,448)	(3,339)	-	(3,339)	-
Office banking	(2,475)	(43)	892	-	(1,626)	-	(1,626)	-
Interbank services	(17,263)	(3,300)	(4,695)	-	(25,258)	-	(25,258)	-
Other commissions	(17,135)	(1,598)	(3,141)	(2,874)	(24,748)	-	(24,748)	-
Total	(149,397)	(8,571)	(9,615)	(4,323)	(171,906)	-	(117,094)	(54,812)
Total Net commission income and expenses	188,666	31,063	22,406	(4,347)	237,788	105,138	144,766	(12,116)

The income and expenses for the commissions of the business segments are presented below and the calendar for the recognition of income from ordinary activities is opened:

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 24

FEES AND COMMISSIONS, continued

	Segments					Revenue recognition calendar for ordinary activities
For the period of 9 months to September 30, 2020	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	4,762	557	205	6	5,530	5,530	-	-
Commissions for guarantees and letters of credit	8,413	13,258	5,202	356	27,229	27,229	-	-
Commissions for card services	134,498	4,810	1,908	21	141,237	34,889	106,348	-
Commissions for account management	23,593	1,882	608	3	26,086	26,086	-	-
Commissions for collections, collections and payments	16,414	925	277	64	17,680	-	9,243	8,437
Commissions for intermediation and management of values	2,538	230	5,890	334	8,992	-	8,992	-
Remuneration for insurance commercialization	30,950	-	-	-	30,950	-	-	30,950
Office banking	7,677	3,027	480	1	11,185	-	11,185	-
Other remuneration for services rendered	29,489	2,877	841	102	33,309	-	33,309	-
Other commissions earned	12,550	8,967	9,122	(824)	29,815	-	29,815	-
Total	270,884	36,533	24,533	63	332,013	93,734	198,892	39,387

Commission expenses
Remuneration for card operation	(86,914)	(2,242)	(612)	(667)	(90,435)	-	(46,600)	(43,835)
Commissions per transaction with securities	-	-	(47)	(613)	(660)	-	(660)	-
Office banking	(957)	(314)	(227)	(2)	(1,500)	-	(1,500)	-
Interbank services	-	-	-	-	-	-	-	-
Other commissions	(26,689)	(4,779)	(5,888)	(3,808)	(41,164)	-	(41,164)	-
Total	(114,560)	(7,335)	(6,774)	(5,090)	(133,759)	-	(89,924)	(48,835)
Total Net commission income and expenses	156,324	29,198	17,759	(5,207)	198,254	93,734	108,968	(4,448)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 24

FEES AND COMMISSIONS, continued

	Segments					Revenue recognition calendar for ordinary activities
For the quarter to September 30, 2021	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	1,550	354	46	48	1,998	1,998	-	-
Commissions for guarantees and letters of credit	3,045	5,172	2,193	18	10,428	10,428	-	-
Commissions for card services	68,577	3,194	1,020	24	72,815	14,825	57,990	-
Commissions for account management	9,068	606	488	5	10,167	10,167	-	-
Commissions for collections, collections and payments	6,927	240	71	8	7,246	-	4,026	3,220
Commissions for intermediation and management of values	837	106	1,414	234	2,591	-	2,591	(20,773)
Remuneration for insurance commercialization	11,249	24	17	(70)	11,220	-	-	31,993
Office banking	3,140	1,133	233		4,506	-	4,506	-
Other remuneration for services rendered	11,568	904	162	4	12,638	-	12,638	-
Other commissions earned	9,817	3,794	6,371	(1,058)	18,924	-	18,924	-
Total	125,778	15,527	12,015	(787)	152,533	37,418	100,675	14,440

Commission expenses
Remuneration for card operation	(44,013)	(1,770)	(336)	(1)	(46,120)	-	(26,580)	(19,540)
Commissions per transaction with securities	-	-	(688)	(585)	(1,273)	-	(1,273)	-
Office banking	(1,739)	118	1,160	-	(461)	-	(461)	-
Interbank services	(6,946)	(1,041)	(947)	-	(8,934)	-	(8,934)	-
Other commissions	(7,632)	(639)	(883)	(795)	(9,949)	-	(9,949)	-
Total	(60,330)	(3,332)	(1,694)	(1,381)	(66,737)	-	(47,197)	(19,540)
Total Net commission income and expenses	65,448	12,195	10,321	(2,168)	85,796	37,418	53,478	(5,100)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 24

FEES AND COMMISSIONS, continued

	Segments					Revenue recognition calendar for ordinary activities
For the quarter to September 30, 2020	Individuals and PYMEs	Companies and Institutions	Global Investment Banking	Others	Total	Transferred over time	Transferred at a point in time	Accrual model

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Commission income
Commissions for lines of credit and overdrafts	1,549	211	36	2	1,798	1,798	-	-
Commissions for guarantees and letters of credit	2,776	4,412	1,795	149	9,132	9,132	-	-
Commissions for card services	44,558	1,536	488	1	46,583	11,587	34,996	-
Commissions for account management	7,603	608	194	-	8,405	8,405	-	-
Commissions for collections, collections and payments	2,973	148	84	16	3,221	-	1,957	1,264
Commissions for intermediation and management of values	807	119	1,804	81	2,811	-	2,811	-
Remuneration for insurance commercialization	7,558	-	-	-	7,558	-	-	7,558
Office banking	2,580	1,031	155	1	3,767	-	3,767	-
Other remuneration for services rendered	9,383	926	305	52	10,666	-	10,666	-
Other commissions earned	5,069	3,079	2,822	1,783	11,105	-	11,105	-
Total	84,856	12,070	7,683	437	105,046	30,922	65,302	8,822

Commission expenses
Remuneration for card operation	148,551	3,840	1,052	1,333	154,776	-	80,347	74,429
Commissions per transaction with securities	-	-	78	1,092	1,170	-	1,170	-
Office banking	1,577	518	374	3	2,472	-	2,472	-
Interbank services	8,479	1,034	1,297	-	10,810	-	10,810	-
Other commissions	34,051	6,698	8,358	5,726	54,833	-	54,833	-
Total	192,658	12,090	11,159	8,154	224,061		149,632	79,429
Total Net commission income and expenses	48,394	9,490	5,294	8,645	61,589	30,922	35,086	4,477

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 25

NET INCOME (EXPENSE) FROM FINANCIAL OPERATIONS

The detail of income (expense) from financial operations is as follows:

	For the period of 9 months to September 30,		For the quarter to September 30,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$

Net gains on trading derivatives	(13,749)	133,328	(24,943)	(46,740)
Net gains on financial assets at fair value through profit or loss	(5,529)	(127)	(2,276)	(772)
Net gains on derecognition of financial assets measured at amortized cost	-	-	-	-
Sale of loans and accounts receivables from customers	-	-	-	-
Current portfolio	(7)	-	-	-
Charged-off portfolio	2,560	16	832	5
Instrumentos disponibles para la venta	21,083	68,174	18,008	870
Repurchase of issued bonds (*)	6,348	(23,935)	8,805	(27,075)
Other income (expense) from financial operations	(13,591)	(9,926)	(12,572)	25,171
Total income (expense)	(2,885)	167,530	(12,146)	(48,541)

(*) The Bank repurchased its own bonds, see Note 2 for details.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 26

NET FOREIGN EXCHANGE GAIN (LOSS)

Net foreign exchange income includes the income earned from foreign currency trading, differences arising from converting monetary items in a foreign currency to the functional currency, and those generated by non-monetary assets in a foreign currency at the time of their sale,

For the periodo de septiembre 30, 2021 and 2020 net foreign exchange income is as follows:

	For the period of 9 months to September 30,		For quarter to September 30,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$

Net foreign exchange gain (loss)
Net profit (loss) from currency exchange differences	(228,280)	(167,731)	(238,963)	196,988
Hedging derivatives	309,446	128,170	263,140	(101,475)
Income from assets indexed to foreign currency	12,268	6,381	8,794	(4,532)
Total	93,434	(33,180)	32,971	90,981

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 27

EXPECTED CREDIT LOSSES ALLOWANCE

I.	Expected credit losses (ECL) allowance – under IFRS 9

As of September 30, 2021 and 2020, under the new credit risk model established by IFRS 9 the ECL allowance by stage recorded at income statements is as follows:

For the period of 9 months to September 30, 2021	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(732)	539	19,499	1,389	31,440	55,052	107,186
Mortgage loans	-	(4,424)	-	5,123	-	13,815	14,515
Consumer loans	-	23,868	-	9,326	-	49,059	82,253
Contingent loans	707	4,195	4,168	(782)	401	912	9,601
Loans and account receivable at FVOCI	184	-	-	-	-	-	184
Debt at FVOCI	-	166	-	-	-	-	166
Total	159	24,343	23,667	15,056	31,840	118,839	213,905

For the period of 9 months to September 30, 2020	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	24,160	11,586	44,438	29,009	86,627	64,535	260,355
Mortgage loans	-	20,001	-	(7,392)	-	5,729	18,338
Consumer loans	-	22,917	-	(23,437)	-	121,140	120,620
Contingent loans	1,608	(2,591)	2,032	4,965	(11)	318	6,321
Loans and account receivable at FVOCI	247	-	-	-	-	-	247
Debt at FVOCI	-	446	-	-	-	-	446
Total	26,015	52,359	46,470	3,145	86,616	191,722	406,327

For the quarter to September 30, 2021	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	(244)	180	6,500	463	10,480	18,351	35,729
Mortgage loans	-	(1,475)	-	1,708	-	4,605	4,838
Consumer loans	-	7,956	-	3,109	-	16,353	27,418
Contingent loans	236	1,398	1,389	(261)	134	304	3,200
Loans and account receivable at FVOCI	61	-	-	-	-	-	61
Debt at FVOCI	-	55	-	-	-	-	55
Total	53	8,114	7,889	5,019	10,613	39,613	71,302

For the quarter to September 30, 2020	Stage1		Stage2		Stage3		TOTAL
	Individual	Collective	Individual	Collective	Individual	Collective
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Commercial loans	8,053	3,862	14,813	9,670	28,876	21,512	86,785
Mortgage loans	-	6,667	-	-2,464	-	1,910	6,113
Consumer loans	-	7,639	-	-7,812	-	40,380	40,207
Contingent loans	536	-864	677	1,655	-4	106	2,107
Loans and account receivable at FVOCI	82	-	-	-	-	-	82
Debt at FVOCI	-	149	-	-	-	-	149
Total	8,672	17,543	15,490	1,048	28,872	63,907	135,442

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 28

PERSONNEL SALARIES AND EXPENSES

For the period as of September 30, 2021 and 2020, the composition of personnel salaries and expenses is as follows:

	For the period of 9 months to September 30,		For quarter to September 30,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	184,223	200,218	63,216	69,627
Bonuses or gratifications	62,969	55,549	20,627	19,248
Stock-based benefits	362	(117)	378	140
Seniority compensation	21,596	16,229	6,814	5,299
Pension plans	(1,392)	661	(2,109)	264
Training expenses	1,694	2,150	673	485
Day care and kindergarten	2,048	2,022	688	616
Welfare funds	4,795	4,909	1,625	1,519
Other personnel expenses	22,677	24,702	6,401	6,543
Total	298,972	306,323	98,313	103,741

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 29

ADMINISTRATIVE EXPENSES

For the period as of September 30, 2021 and 2020, the composition of the item is as follows:

	For the period of 9 months to September 30,		For the quarter to September 30,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$

General administrative expenses	116.461	110,782	38,865	34,588
Maintenance and repair of property, plant and equipment	16,600	15,123	6,070	4,726
Short term leases contracts	2,731	2,642	1,131	854
Insurance payments	3,830	3,178	821	692
Office supplies	2,898	3,908	911	1,459
IT and communication expenses	59,567	50,099	19,826	17,115
Heating, and other utilities	3,397	3.974	878	1,164
Security and valuables transport services	9,803	9,959	2,853	3,306
Representation and personnel travel expenses	2,120	1,575	775	538
Judicial and notarial expenses	633	610	234	174
Fees for technical reports and auditing	5,194	6,999	2,248	2,579
Other general administrative expenses	9,688	12,715	3,118	1,981
Outsourced services	53,520	52,417	16,929	18,421
Data processing	26,410	22,172	8,438	7,993
Archive services	2,100	2,227	1,742	1,878
Valuation services	2,074	2,430	736	698
Outsourcing	4,732	7,983	541	2,897
Other	18,204	17,605	5,472	4,955
Board expenses	1,145	1,125	395	375
Marketing expenses	18,404	12,967	6,715	4,305
Taxes, payroll taxes, and contributions	13,513	12,554	4,453	4,352
Real estate taxes	1,426	1,665	434	429
Patents	1,802	1,689	570	637
Other taxes	5	5	-1	0
Contributions to FMC (former SBIF)	10,280	9,195	3,450	3,286
Total	203,043	189,845	67,357	62,041

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 30

DEPRECIATION, AMORTIZATION AND IMPAIRMENT

Depreciation, amortization and impairment charges for the years ended September 30, 2021 and 2020, are detailed below:

	For the period of 9 months to September 30,		For quarter to September 30,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$

Depreciation and amortization
Depreciation of property, plant, and equipment	37,040	34,433	12,859	11,322
Amortization of Intangible assets	23,415	19,122	9,220	6,045
Depreciation right of use assets	30,010	28,358	10,062	9,276
Total depreciation and amortization	90,465	81,913	32,141	26,643
Impairment of property, plant, and equipment	-	-	-
Impairment of right of use assets	-	-	-
Impairment of intangibles	-	638	-	-
Total impairment	-	638	-	-
Total	90,465	82,551	32,141	26,643

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 31

OTHER OPERATING INCOME AND EXPENSES revisar

a)	Other operating income is comprised of the following components:

	For the period of 9 months to September 30,		For quarter to September 30,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$

Income from assets received in lieu of payment	4,110	4,304	872	1,828
Other income	3,430	2,075	887	380
Leases	1,149	500	743	500
Income from sale of property, plant and equipment	571	773	395	364
Compensation from insurance companies due to damages (1)	45	230	-	-
Other	1,665	572	(251)	(484)

Total	7,540	6,379	1,759	2,208

(1)	Mainly related to recoveries from fraud claims.

b)	Other operating expenses are detailed as follows:

	For the period of 9 months to September 30,		For quarter to September 30,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$
Allowances and expenses for assets received in lieu of payment	1,322	2,692	331	661
Provision on assets received in lieu of payment	299	1,383	55	327
Expenses for maintenance of assets received in lieu of payment	1,023	1,309	276	334
Credit card expenses	168	478	(90)	150
Customer services	1,206	1,106	384	388
Other expenses
Operating charge-offs	6,227	5,451	1,748	4,011
Life insurance and general product insurance policies	26,416	21,691	8,810	8,983
Retail association payment	221	260	83	117
Sale of participation on associates	-	20	-	1
Provisions for contingencies	15,159	6,995	6,770	(2,703)
Leasing land tax (1)	3,120	2,503	1,032	2,503
Commercial representation expenses	7,666	-	2,707	-
Other	26,652	14,766	20,539	4,762

Total	88,157	55,962	42,314	18,873

(1)	Annual Land Tax surcharge approved in the Tax Modernization Law of February 24, 2020.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 32

TRANSACTIONS WITH RELATED PARTIES

In addition to affiliates and associated entities, the Bank’s “related parties” include its “key personnel” from the executive staff (members of the Bank’s Board of Directors and Managers of Banco Santander-Chile and its affiliates, together with their close relatives), as well as the entities over which the key personnel could exercise significant influence or control.

The Bank also considers the companies that are part of the Santander Group worldwide as related parties, given that all of them have a common parent, i.e., Banco Santander S.A. (located in Spain).

Transactions between the Bank and its related parties are specified below. To facilitate comprehension, we have divided the information into four categories:

Santander Group Companies

This category includes all the companies that are controlled by the Santander Group around the world, and hence, it also includes the companies over which the Bank exercises any degree of control (affiliates and special-purpose entities).

Associated companies

This category includes the entities over which the Bank, in accordance with section b) of Note 1 to these Financial Statements, exercises a significant degree of influence and which generally belong to the group of entities known as “business support companies”.

Key personnel

This category includes members of the Bank’s Board of Directors and managers of Banco Santander-Chile and its affiliates, together with their close relatives.

Other

This category encompasses the related parties that are not included in the groups identified above and which are, in general, entities over which the key personnel could exercise significant influence or control.

The terms for transactions with related parties are equivalent to those which prevail in transactions made under market conditions or to which the corresponding considerations in kind have been attributed.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

a)	Loans to related parties:

Below are loans and accounts receivable as well as contingent loans that correspond to related entities:

	As of September 30				As of December 31,
	2021				2020
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$

Loans and accounts receivable:
Commercial loans	490,565	209	2,729	238	352,590	265	3,939	900
Mortgage loans	-	-	20,922	-	-	-	22,248	-
Consumer loans	-	-	5,860	-	-	-	6,131	-
Loans and accounts receivable:	490,565	209	29,511	238	352,590	265	32,498	900

Allowance for loan losses	(2,162)	(30)	(1,163)	(7)	(1,138)	(9)	(137)	(14)
Net loans	488,403	179	28,348	231	351,452	256	32,361	886

Guarantees	3,853	-	25,465	124	3,323	-	27,203	442

Contingent loans:
Personal guarantees	-	-	-	-	-	-	-	-
Letters of credit	13,497	-	-	-	3,447	-	-	93
Guarantees	972	-	-	-	811	-	-	-
Contingent loans:	14,469	-	-	-	4,258	-	-	93
Allowance for contingent loans	(27)	-	-	-	(6)	-	-	-
Net contingent loans	14,442	-	-	-	4,252	-	-	93

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

Loan activity to related parties during 2020, 2019 and 2018 is shown below:

	As of September 30,				As of December 31,
	2021				2020
	Companies of the Group (*)	Associated companies	Key Personnel	Other	Companies of the Group (*)	Associated companies	Key Personnel	Other

	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Opening balances as of January 1,	356,848	536	32,498	993	715,671	375	29,240	748
Loans granted	268,160	-	4,491	53	388,896	-	8,080	727
Loans payments	(119,974)	(56)	(7,478)	(808)	(747,719)	(110)	(4,822)	(482)
Total	505,034	209	29,511	238	356,848	265	32,498	993

(*)	Loans with non-controlled companies (not-consolidated) amount MCh$2,076, MCh$2,296 as of September 30, 2021 and December 31, 2020, respectively.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

b)	Assets and liabilities with related parties

	As of September 30,				As of December 31,
	2021				2020
	Companies of the Group	Associated companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Assets
Cash and deposits in banks	1,192,664	-	-	-	703,069	-	-	-
Trading investments	-	-	-	-	-	-	-	-
Obligations under repurchase agreements Loans	-	-	-	-	-	-	-	-
Financial derivative contracts	1,206,520	318,493	-	-	978,696	186,038	33	7
Debt instrument at FVOCI	-	-	-	-	-	-	-	-
Other assets	913,998	420,679	-	-	445,609	412,277	-	-

Liabilities
Deposits and other demand liabilities	29,896	2,012	5,712	1,309	17,118	4,484	5,997	3,245
Obligations under repurchase agreements Loans	38,626	-	176	2,100	961,718	-	101	-
Time deposits and other time liabilities	768,016	1,673	4,092	98,651	1,409,404	100	4,706	864
Financial derivative contracts	1,999,410	222,393	-	-	1,137,502	354,108	-	-
Interbank borrowing	608,595	-	-	-	544,291	-	-	-
Issued debt instruments	781,845	-	-	-	349,022	-	-	-
Other financial liabilities	-	-	-	-	-	-	-	-
Other liabilities	10,056	309,935	-	-	1,210	232,344	-	-

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

c)	Income (expense) recorded due to transactions with related parties

	For the period of 9 months to September 30,
	2021				2020
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income (expense) recorded
Interest income and inflation-indexation adjustments	(11,264)	39	1,123	(510)	(29,586)	14	750	5
Fee and commission income and expenses	105,560	13,474	146	9	92,150	17,612	116	19
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(562,090)	176,102	-	-	(394,049)	(7,227)	-	-
Other operating income and expenses	350	(431)	-	-	373	(528)	-	-
Key personnel compensation and expenses	-	-	(27,237)	-	-	-	(23,668)	-
Administrative and other expenses	(38,596)	(40,097)	-	-	(42,353)	(13,539)	-	-

Total	(506,040)	149,087	(25,968)	(501)	(373,465)	(3,668)	(22,802)	24

(*)	Primarily relates to derivative contracts used to financially cover exchange risk of assets and liabilities that cover positions of the Bank and its subsidiaries,

	For the quarter to September 30,
	2021				2020
	Companies of the Group	Associated Companies	Key personnel	Other	Companies of the Group	Associated companies	Key personnel	Other
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Income (expense) recorded
Interest income and inflation-indexation adjustments	(4,368)	4	333	(524)	(4,278)	3	156	9
Fee and commission income and expenses	95,657	3,074	46	(3)	21,124	5,444	35	6
Net income (expense) from financial operations and net foreign exchange gain (loss) (*)	(436,172)	165,266	-	-	386,966	(66,492)	-	-
Other operating income and expenses	98	(27)	-	-	118	9,736	-	-
Key personnel compensation and expenses	-	-	(7,192)	-	-	-	(7,875)	-
Administrative and other expenses	(12,799)	(12,846)	-	-	9,326	(2,854)	-	-

Total	(357,584)	155,471	(6,813)	(527)	394,604	(54,163)	(7,684)	15

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 32

TRANSACTIONS WITH RELATED PARTIES, continued

d)	Payments to Board members and key management personnel

The compensation received by key management personnel, including Board members and all the executives holding manager positions shown in the “Personnel salaries and expenses” and/or “Administrative expenses” items of the Consolidated Statements of Income, corresponds to the following categories:

	For the period of 9 months to September 30,		For the quarter to September 30,
	2021	2020	2021	2020
	MCh$	MCh$	MCh$	MCh$

Personnel compensation	12,154	12,159	4,036	4,068
Board members’ salaries and expenses	1,145	1,077	395	363
Bonuses or gratifications	13,563	8,431	4,270	2,661
Stock-based benefits	362	(117)	378	140
Seniority compensation	512	69	-	(436)
Pension plans	(1,392)	551	(2,109)	154
Training expenses	65	207	1	141
h funds	204	630	67	492
Other personnel expenses	624	661	154	293
Total	27,237	23,668	7,192	7,875

(*)	Some of the executives that qualified for this benefit left the Group for different reasons, without complying with the requirements to receive the benefit, therefore the obligation amount decreased, which generated the reversal of provisions.

e)	Composition of key personnel

As of September 30, 2021 and December 31, 2020, the composition of the Bank’s key personnel is as follows:

Position	N° of executives
	As of September 30,	As of December 31,
	2021	2020

Director	11	11
Manager	102	109

Total key personnel	113	120

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The measurement of fair value assumes the sale transaction of an asset or the transference of the liability happens within the main asset or liability market, or the most advantageous market for the asset or liability.

For financial instruments with no available market prices, fair values have been estimated by using recent transactions in analogous instruments, and in the absence thereof, the present values or other valuation techniques based on mathematical valuation models sufficiently accepted by the international financial community. In the use of these models, consideration is given to the specific particularities of the asset or liability to be valued, and especially to the different kinds of risks associated with the asset or liability.

These techniques are significantly influenced by the assumptions used, including the discount rate, the estimates of future cash flows and prepayment expectations. Hence, the fair value estimated for an asset or liability may not coincide exactly with the price at which that asset or liability could be delivered or settled on the date of its valuation and may not be justified in comparison with independent markets.

Except as detailed in the following table, management considers that the carrying amounts of financial assets and financial liabilities recognized in the consolidated financial statements approximate their fair values.

Determination of fair value of financial instruments

Below is a comparison between the value at which the Bank’s financial assets and liabilities are recorded and their fair value as of September 30, 2021 and December 31, 2020:

	As of September 30,		As of December 31,
	2021		2020
	Book value	Fair value	Book value	Fair value
	MCh$	MCh$	MCh$	MCh$
Assets
Financial derivative contracts	9,973,439	9,973,439	9,032,085	9,032,085
Financial assets held for trading	51,216	51,216	133,718	133,718
Loans and accounts receivable at amortized cost, net	34,614,764	35,046,112	33,303,100	36,921,368
Loans and accounts receivable at FVOCI, net	114,525	114,525	69,331	69,331
Debt instrument at FVOCI	8,872,749	8,872,749	7,162,542	7,162,542
Financial assets held to collect	82,549	82,640	-	-
Guarantee deposits (margin accounts)	1,671,050	1,671,050	608,359	608,359

Liabilities
Deposits and interbank borrowings	38,995,996	39,068,990	31,471,283	32,047,227
Financial derivative contracts	10,396,886	10,396,886	9,018,660	9,018,660
Issued debt instruments and other financial liabilities	8,235,766	8,412,036	8,388,495	9,590,678
Guarantees received (margin accounts)	512,589	512,589	624,205	624,205

The fair value approximates the carrying amount of the following line items due to their short-term nature: cash and deposits-banks, cash items in process of collection and investments under resale or repurchase agreements.

In addition, the fair value estimates presented above do not attempt to estimate the value of the Bank’s profits generated by its business activity, nor its future activities, and accordingly, they do not represent the Bank’s value as a going concern. Below is a detail of the methods used to estimate the financial instruments’ fair value.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

a)	Financial assets held for trading and Debt instruments at FVOCI

The estimated fair value of these financial instruments was established using market values or estimates from an available dealer, or quoted market prices of similar financial instruments. Investments are evaluated at recorded value since they are considered as having a fair value not significantly different from their recorded value. To estimate the fair value of debt investments or representative values in these lines of businesses, we take into consideration additional variables and elements, as long as they apply, including the estimate of prepayment rates and credit risk of issuers.

b)	Loans and accounts receivable at amortized cost

Fair value of commercial, mortgage and consumer loans and credit cards are measured through a discounted cash flow (DCF) analysis. To do so, we use current market interest rates considering product, term, amount and similar loan quality. Fair value of loans with 90 days or more of delinquency are measured by means of the market value of the associated guarantee, minus the rate and term of expected payment. For variable rate loans whose interest rates change frequently (monthly or quarterly) and that are not subjected to any significant credit risk change, the estimated fair value is based on their book value.

c)	Deposits

Disclosed fair value of deposits that do not bear interest and saving accounts is the amount payable at the reporting date and, therefore, equals the recorded amount. Fair value of time deposits is calculated through a discounted cash flow calculation that applies current interest rates from a monthly calendar of scheduled maturities in the market.

d)	Short and long term issued debt instruments

The fair value of these financial instruments is calculated by using a discounted cash flow analysis based on the current incremental lending rates for similar types of loans having similar maturities.

e)	Financial derivative contracts

The estimated fair value of financial derivative contracts is calculated using the prices quoted on the market for financial instruments having similar characteristics.

The fair value of interest rate swaps represents the estimated amount that the Bank determines as exit price in accordance with IFRS 13.

If there are no quoted prices from the market (either direct or indirect) for any derivative instrument, the respective fair value estimates have been calculated by using models and valuation techniques such as Black-Scholes, Hull, and Monte Carlo simulations, taking into consideration the relevant inputs/outputs such as volatility of options, observable correlations between underlying assets, counterparty credit risk, implicit price volatility, the velocity with which the volatility reverts to its average value, and the straight-line relationship (correlation) between the value of a market variable and its volatility, among others.

Measurement of fair value and hierarchy

IFRS 13 - Fair Value Measurement, provides a hierarchy of reasonable values which separates the inputs and/or valuation technique assumptions used to measure the fair value of financial instruments. The hierarchy reflects the significance of the inputs used in making the measurement. The three levels of the hierarchy of fair values are the following:

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

●	Level 1: the inputs are quoted prices (unadjusted) on active markets for identical assets and liabilities that the Bank can access on the measurement date

●	Level 2: inputs other than the quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

●	Level 3: inputs are unobservable inputs for the asset or liability i.e. they are not based on observable market data

The hierarchy level within which the fair value measurement is categorized in its entirety is determined based on the lowest level of input that is significant to the fair value measurement in its entirety.

The best evidence of a financial instrument’s fair value at the initial time is the transaction price.

In cases where quoted market prices cannot be observed, Management makes its best estimate of the price that the market would set using its own internal models which in most cases use data based on observable market parameters as a significant input (Level 2) and, in very specific cases, significant inputs not observable in market data (Level 3), various techniques are employed to make these estimates, including the extrapolation of observable market data.

Financial instruments at fair value and determined by quotations published in active markets (Level 1) include:

-	Chilean Government and Department of Treasury bonds
-	Mutual funds

Instruments which cannot be 100% observable in the market are valued according to other inputs observable in the market (Level 2).

The following financial instruments are classified under Level 2:

Type of financial instrument	Model used in valuation	Description of unobservable inputs
- Mortgage and private bonds	Present Value of Cash Flows Model

Internal Rates of Return (“IRRs”) are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given nemotechnic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on historical spread for the same item or similar ones.

- Time deposits	Present Value of Cash Flows Model

IRRs are provided by RiskAmerica, according to the following criterion:

If, at the valuation day, there are one or more valid transactions at the Santiago Stock Exchange for a given mnemonic, the reported rate is the weighted average amount of the observed rates.

In the case there are no valid transactions for a given mnemonic on the valuation day, the reported rate is the IRR base from a reference structure, plus a spread model based on issuer curves.

- Constant Maturity Swaps (CMS), FX and Inflation Forward (Fwd) , Cross Currency Swaps (CCS), Interest Rate Swap (IRS)	Present Value of Cash Flows Model

IRRs are provided by ICAP, GFI, Tradition, and Bloomberg according to this criterion:

With published market prices, a valuation curve is created by the bootstrapping method and is then used to value different derivative instruments.

- FX Options	Black-Scholes

Formula adjusted by the volatility simile (implicit volatility), Prices (volatility) are provided by BGC Partners, according to this criterion:

With published market prices, a volatility parameter is created by interpolation and then these volatilities are used to value options.

- Guarantee deposits, guarantee received (Threshold)	Present Value of Cash Flows Model	Collateral associated to derivatives financial contracts: Average trading swap (CMS), FX and inflation Forward, Cross Currency Swap (CCS), Interest Rate Swap (IRS) y FX options.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

In limited occasions significant inputs not observable in market data are used (Level 3). Several techniques are used to perform these estimates, including extrapolation of observable market data or a mix of observable data.

The following financial instruments are classified under Level 3:

Type of financial instrument	Model used in valuation	Description of no observable inputs
- Caps/ Floors/ Swaptions	Black Normal Model for Cap/Floors and Swaptions	There is no observable input of implicit volatility.
- UF options	Black – Scholes	There is no observable input of implicit volatility.
- Cross currency swap with window	Hull-White	Hybrid HW model for rates and Brownian motion for FX There is no observable input of implicit volatility.
- CCS (special contracts)	Implicit Forward Rate Agreement (FRA)	Start Fwd unsupported by MUREX (platform) due to the UF forward estimate.
- Cross currency swap, Interest rate swap, Call money swap in Tasa Activa Bancaria (Active Bank Rate) TAB,	Present Value of Cash Flows Model	Validation obtained by using the interest curve and interpolating flow maturities, but TAB is not a directly observable variable and is not correlated to any market input.
- Debt instruments (in our case, low liquidity bonds)	Present Value of Cash Flows Model	Valued by using similar instrument prices plus a charge-off rate by liquidity.
- Loans and account receivable at FVOCI	Present Value of Cash Flows Model	Measured by discounting estimated cash flow using the interest rate of new contracts.

The Bank does not believe that any change in unobservable inputs with respect to level 3 instruments would result in a significantly different fair value measurement.

The following table presents the assets and liabilities that are measured at fair value on a recurrent basis:

	Fair value measurement
As of September 30, 2021	2021	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets held for trading	51,216	40,467	10,749	-
Loans and accounts receivable at FVOCI, net	114,525	-	-	114,525
Debt instruments at FVOCI	8,872,749	8,858,889	13,329	531
Derivatives	9,673,439	-	9,667,374	6,065
Guarantee deposits (margin accounts)	1,671,050	-	1,671,050	-
Total	20,382,979	8,899,356	11,362,502	121,121

Liabilities
Derivatives	10,396,886	-	10,396,886	-
Guarantees received (margin accounts)	513,859	-	513,859	-
Total	10,909,745	-	10,909,745	-

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Financial assets held for trading	133,718	132,246	1,472	-
Loans and accounts receivable at FVOCI, net	69,331	-	-	69,631
Debt instruments at FVOCI	7,162,542	7,145,285	16,731	526
Derivatives	9,032,085	-	9,024,484	7,601
Guarantee deposits (margin accounts)	608,359	-	608,359	-
Total	17,006,035	7,277,531	9,651,046	77,458

Liabilities
Derivatives	9,018,660	-	9,015,900	2,760
Guarantees received (margin accounts)	624,205	-	624,205	-
Total	9,642,865	-	9,640,105	2,760

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The following table presents assets or liabilities which are not measured at fair value in the statements of financial position but for which the fair value is disclosed:

	Fair value measurement
As of September 30,	2021	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable at amortized cost, net	35,046,112	-	-	35,046,112
Instrumentos de inversion hasta el vencimiento	82,640	82,640	-	-
Total	35,128,752	82,640	-	35,046,112
Liabilities
Deposits and interbank borrowings	39,068,990	-	27,701,900	17,367,090
Issued debt instruments and other financial liabilities	8,412,036	-	8,142,036	-
Total	47,481,026	-	30,113,936	17,367,090

	Fair value measurement
As of December 31,	2020	Level 1	Level 2	Level 3
	MCh$	MCh$	MCh$	MCh$
Assets
Loans and accounts receivable at amortized cost, net	36,921,368	-	-	36,921,368
Total	36,921,368	-	-	36,921,368
Liabilities
Deposits and interbank borrowings	32,047,227	-	17,486,334	14,560,893
Issued debt instruments and other financial liabilities	9,590,678	-	9,590,678	-
Total	41,637,678	-	27,077,012	14,560,893

The fair values of other assets and other liabilities approximate their carrying values.

The methods and assumptions to estimate the fair value are defined below:

-	Loans and amounts due from credit institutions and from customers – Fair value are estimated for groups of loans with similar characteristics. The fair value was measured by discounting estimated cash flow using the interest rate of new contracts. That is, the future cash flow of the current loan portfolio is estimated using the contractual rates, and then the new loans spread over the risk-free interest rate are incorporated to the risk-free yield curve in order to calculate the loan portfolio fair value. In terms of behavior assumptions, it is important to underline that a prepayment rate is applied to the loan portfolio, thus a more realistic future cash flow is achieved.

-	Deposits and interbank borrowings – The fair value of deposits was calculated by discounting the difference between the cash flows on a contractual basis and current market rates for instruments with similar maturities. For variable-rate deposits, the carrying amount was considered to approximate fair value.

-	Issued debt instruments and other financial liabilities – The fair value of long-term loans was estimated by cash flow discounted at the interest rate offered on the market with similar terms and maturities.

The valuation techniques used to estimate each level are defined in Note 1,k)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

There were no transfers between levels 1 and 2 for the as of September 30, 2021 and December 31, 2020.

The table below shows the effect, as of September 30, 2020 and December 31, 2020, on the fair value of the main financial instruments classified as Level 3 of a reasonable change in the assumptions used in the valuation. This effect was determined by a sensitivity analysis under a 1bp scenario, detailed in the following table:

As of September 30, 2021
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(1.3)	(1.3)
Debt instruments at FVOCI	Internal rate of return method	BR UF (2)	-	-

As of December 31, 2020
Instrument Level 3	Valuation technique	Main unobservable inputs	Impacts (in MCh$) Sens, -1bp Unfavorable scenario	Impacts (in MCh$) Sens, +1bp Favorable scenario
Derivatives	Present Value method	Curves on TAB (1)	(2.3)	2.3
Debt instruments at FVOCI	Internal rate of return method	BR UF (2)	-	-
(1)	TAB: “Tasa Activa Bancaria” (Active Bank Rate). Average interest rates on 30, 90, 180 and 360 day deposits published by the Chilean Association of Banks and Financial Institutions (ABIF) in nominal currency (Chilean peso) and in real terms, adjusted for inflation (in Chilean unit of account (Unidad de Fomento - UF)).
(2)	BR: “Bonos de Reconocimiento” (Recognition Bonds). The Recognition Bond is an instrument of money provided by the State of Chile to workers who joined the new pension system, which began operating since 1981.

The following table presents the Bank’s activity for assets and liabilities measured at fair value on a recurrent basis using unobserved significant inputs (Level 3) as of September 30, 2021 and December 31, 2020:

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2021	77,458	2,760

Total realized and unrealized profits (losses)
Included in statements of income	44,052	-
Included in other comprehensive income	5	-
Purchases, issuances, and loans (net)	-	-
Level transfer	(394)	(2,760)
As of September 30, 2021	121,121	-

Total profits or losses included in comprehensive income for 2021 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2020	43,663	(2,760)

	Assets	Liabilities
	MCh$	MCh$
As of January 1, 2020	81,678	2,950

Total realized and unrealized profits (losses)
Included in statements of income	(196)	1,012
Included in other comprehensive income	3,087	-
Purchases, issuances, and loans (net)	-	-
Level transfer	(7.111)	(1,202)
As of December 31, 2020	77,458	2,760

Total profits or losses included in comprehensive income for 2020 that are attributable to change in unrealized profit (losses) related to assets or liabilities as of December 31, 2019	(4,220)	(190)

The realized and unrealized profits (losses) included in comprehensive income for 2021 and 2020, in the assets and liabilities measured at fair value on a recurrent basis through unobservable market data (Level 3) are recorded in the Statements of Comprehensive Income.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 33

FAIR VALUE OF FINANCIAL ASSETS AND LIABILITIES, continued

The potential effect as of September 30, 2021 and December 31, 2020 on the valuation of assets and liabilities valued at fair value on a recurrent basis through unobservable significant inputs (level 3), generated by changes in the principal assumptions if other reasonably possible assumptions that are less or more favorable were used, is not considered by the Bank to be significant.

The following tables show the financial instruments subject to compensation in accordance with IAS 32, for 2021 and 2020:

As of September 30, 2021

	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts (*)	1,320,932	-	1,320,932	8,352,507	9,673,439
Investments under resale agreements	-	-	-	-	-
Loans and accounts receivable at amortized cost, net	-	-	-	34,614,764	34,614,764
Loans and accounts receivable at FVOCI, net	-	-	-	114,525	114,525
Total	1,320,932	-	1,320,932	45,081,796	46,402,728
Liabilities
Financial derivative contracts (*)	1,711,476	-	1,711,476	8,685,410	10,396,886
Investments under resale agreements	49,644	-	49,644	-	49,644
Deposits and interbank borrowings	-	-	-	39,995,996	38,995,996
Total	1,761,120	-	1,761,120	47,681,406	49,442,526

(*) Derivatives contract have guarantees associated for Ch$191,802 million and Ch$96,263, respectively.

	Linked financial instruments, compensated in balance
Financial instruments	Gross amounts	Compensated in balance	Net amount presented in balance	Remains of unrelated and / or unencumbered financial instruments	Amount in Statements of Financial Position
Assets	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million	Ch$ Million
Financial derivative contracts (*)	8,840,436	-	8,840,436	191,649	9,032,085
Investments under resale agreements	-	-	-
Loans and accounts receivable at amortized cost, net	-	-	-
Loans and accounts receivable at FVOCI, net	-	-	-	33,303,100	33,303,100
Total	8,840,436	-	8,840,436	33,494.749	42,464,434
Liabilities
Financial derivative contracts (*)	8,922,079	-	8,922,079	96,581	9,018,660
Investments under resale agreements	969,808	-	969,808	-	969,808
Deposits and interbank borrowings	-	-	-	31,471,283	31,471,283
Total	9,891,887	-	9,891,887	31,567,864	41,459,751

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT

Introduction and general description

The Bank, due to its activities with financial instruments is exposed to several types of risks. The main risks related to financial instruments that apply to the Bank are as follows:

-	Market risk: rises from holding financial instruments whose value may be affected by fluctuations in market conditions, generally including the following types of risk:

●	Foreign exchange risk: this arises as a consequence of exchange rate fluctuations among currencies.

●	Interest rate risk: this arises as a consequence of fluctuations in market interest rates.

●	Price risk: this arises as a consequence of changes in market prices, either due to factors specific to the instrument itself or due to factors that affect all the instruments negotiated in the market.

●	Inflation risk: this arises as a consequence of changes in Chile’s inflation rate, whose effect would be mainly applicable to financial instruments denominated in UFs.

-	Credit risk: this is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party.

-	Liquidity risk: is the possibility that an entity may be unable to meet its payment commitments, or that in order to meet them, it may have to raise funds with onerous terms or risk damage to its image and reputation.

-	Operational risk: the risk of loss due to inadequate or failed internal processes, people or systems or external events, and have legal, regulatory and reputational effect.

-	Capital risk: this is the risk that the Bank may have an insufficient amount and/or quality of capital to meet the minimum regulatory requirement to operate as a bank, respond to market expectations regarding its creditworthiness, and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

This note includes information on the Bank’s exposure to these risks and on its objectives, policies, and processes involved in their measurement and management.

Risk management structure

The Board is responsible for the establishment and monitoring of the Bank’s risk management structure, for which purpose it has an on-line corporate governance system which incorporates international recommendations and trends, adapted to Chilean regulatory conditions and given it the ability to apply the most advanced practices in the markets in which the Bank operates.

The effectiveness with which we are able to manage the balance between risk and reward is a significant factor in our ability to generate long term, stable earnings growth. Toward that end, our Board and senior management places great emphasis on risk management.

A.	Integral Risk Committee

The Integral Risk Committee of the Board is responsible for reviewing and monitoring all risks that may affect us, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises risk in general. It also evaluates the reasonability of the systems for measurement and control of risks.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

●	Credit risk
●	Market risk
●	Operational risk
●	Cybersecurity
●	Solvency risk (BIS)
●	Legal risks
●	Compliance risks
●	Reputational risks

This Committee includes six Board members. This committee also includes the CEO, the Director of Risk and other senior level executives from the risk and commercial side of our business.

B.	Audit Committee

The Audit Committee (Comité de Directores y Auditoría) is comprised of three members of the Board of Directors. The Chief Executive Officer, General Counsel, General Auditor and other persons from the Bank can be invited to the meetings if necessary and are present on specific matters. This Committee’s primary responsibility is to support the Board of Directors in the continuous improvement of our system of internal controls, which includes reviewing the work of both the external auditors and the Internal Audit Department. The committee is also responsible for analyzing observations made by regulatory entities of the Chilean financial system about us and for recommending measures to be taken by our management in response. The external auditors are recommended by this committee to our Board of Directors and appointed by our shareholders at the annual shareholders’ meeting.

C.	Asset and Liability Committee

The ALCO includes the Vice-President of the Board and three additional members of the Board, the Chief Executive Officer, the Chief Financial Officer, the Corporate Financial Controller, the Manager of the Financial Management Division, the Manager of Market Risk, the Manager of the Treasury Division, and other senior members of management. The ALCO meets monthly. All limits reviewed by the ALCO are measured and prepared by the Market Risk Department. The non-Board members of the ALCO meet weekly to review liquidity, funding, capital and market risk related matters.

The main functions of the ALCO are:

●	Making the most important decisions, approving the risk appetite and limits regarding our exposure to inflation, interest rate risk, funding, capital and liquidity levels.
●	Review of the evolution of the most relevant local and international markets and monetary policies.

D.	Market Committee

The Market Committee includes the Chairman of the Board, the Vice Chairman of the Board, two additional members of the Board, the Chief Executive Officer, the Director of Corporate Investment Banking, the Chief Financial Officer, the Manager of the Treasury Division, the Manager of the Financial Management Division, the Manager of Market Risk, the Financial Controller and other senior members of management.

The Market Committee is responsible for:

●	Establishing a strategy for the Bank’s trading investment portfolio.
●	Establishing the Bank’s policies, procedures and limits with respect to its trading portfolio. The Bank’s Market Risk Department measures all risks and limits and reports these to the Market Committee.
●	Reviewing the net foreign exchange exposure and limit.
●	Reviewing the results of the Bank’s client treasury business.
●	Reviewing the evolution of the most relevant local and international markets and monetary policies.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

E.	Risk Department

All issues regarding risk in the Bank are the responsibility of the Bank’s Risk Department. The Risk Department reports to the CEO but has full independence, and no risk decisions can be made without its approval.

Market risk

Market risk arises as a consequence of the market activity, by means of financial instruments whose value can be affected by market variations, reflected in different assets and financial risk factors. The risk can be diminished by means of hedging through other products (assets/liabilities or derivative instruments) or terminating the open transaction/position. The objective of market risk management is to manage and control market risk exposure within acceptable parameters.

There are four major risk factors that affect the market prices: type of interest, type of exchange, price, and inflation. In addition and for certain positions, it is necessary to consider other risks as well, such as spread risk, base risk, commodity risk, volatility or correlation risk.

Market risk management

The Bank’s internal management measures market risk based mainly on the procedures and standards of Banco Santander Spain, which are in turn based on an analysis of three principal components:

-	trading portfolio
-	local financial management portfolio
-	foreign financial management portfolio

The trading portfolio is comprised chiefly of investments valued at fair market value and free of any restriction on their immediate sale, which are often bought and sold by the Bank with the intention of selling them in the short term to benefit from short–term price fluctuations. The trading portfolio also includes the Bank’s exposure to foreign currency. The financial management portfolios include all the financial investments not considered to be part of trading portfolio.

The main decisions that relate to market risk for the Bank and the limits regarding market risk are made in the Asset and Liability Committee and the Market Committee. The measurement and oversight of market risks is performed by the Market Risk Department. The Bank’s governance rules have established the existence of two high-level committees that, among other things, function to monitor and control market risks: the Asset and Liability Committee and the Market Committee.

The Market Risk department’s functions in connection with trading portfolio include the following:

i.	applies the “Value at Risk” (VaR) techniques to measure interest rate risk,
ii.	adjust the trading portfolios to market and measure the daily income and loss from commercial activities,
iii.	compare the real VaR with the established limits,
iv.	establish procedures to prevent losses in excess of predetermined limits, and
v.	furnishes information on the trading activities to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain.

The Market Risk department’s functions in connection with financial management portfolios include the following:

i.	performs sensitivity simulations (as explained below) to measure interest rate risk for activities denominated in local currency and the potential losses forecasted by these simulations.
ii.	provide daily reports thereon to the ALCO, other members of the Bank’s management, and the Global Risk Department of Banco Santander Spain.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

Market risk – management of trading portfolio

The Bank applies VaR methodologies to measure the market risk of its trading portfolio. The Bank has a consolidated commercial position comprised of fixed–income investments and foreign currency trading. This portfolio is comprised mostly of Central Bank of Chile bonds, mortgage bonds, locally issued, low–risk corporate bonds and foreign currencies, mainly U.S. dollars. At the end of each year, the trading portfolio included no stock portfolio investments.

For the Bank, the VaR estimate is made under the historical simulation methodology, which consists of observing the behavior of the profits and losses that would have occurred in the current portfolio if the market conditions for a given historical period had been in force, in order to infer the maximum loss on the basis of that information, with a given degree of confidence. The methodology has the advantage of precisely reflecting the historical distribution of the market variables and not requiring any assumptions regarding the distribution of specific probabilities. All the VaR measures are intended to determine the distribution function for a change in the value of a given portfolio, and once that distribution is known, to calculate the percentile related to the necessary degree of confidence, which will be equal to the value at risk by virtue of those parameters. As calculated by the Bank, the VaR is an estimate of the maximum expected loss of market value for a given portfolio over a 1–day horizon, with a 99.00% confidence level. It is the maximum 1–day loss that the Bank could expect to experience in a given portfolio, with a 99.00% confidence level. In other words, it is the loss that the Bank would expect to experience only 1.0% of the time. The VaR provides a single estimate of market risk which is not comparable from one market risk to another. Returns are calculated through the use of a 2–year time window or at least 520 data points obtained since the last reference date for calculation of the VaR going backward in time.

We do not calculate three separate VaRs. We calculate a single VaR for the entire trading portfolio, which in addition is segregated by risk type. The VaR software performs a historical simulation and calculates a Profit and Loss Statement (P&L) for 520 data points (days) for each risk factor (fixed income, foreign currency and variable income.) The P&L of each risk factor is added together and a consolidated VaR is calculated with 520 points or days of data. At the same time a VaR is calculated for each risk factor based on the individual P&L calculated for each individual risk factor. Furthermore, a weighted VaR is calculated in the manner described above, but which gives a greater weighting to the 30 most recent data points. The larger of the two VaRs is the one that is reported. In 2021 and 2020, we used the same VaR model and there has been no change in methodology or assumptions for subsequent periods.

The Bank uses the VaR estimates to provide a warning when the statistically estimated incurred losses in its trading portfolio would exceed prudent levels, and hence, there are certain predetermined limits.

Limitations of the VaR model

When applying a calculation methodology, no assumptions are made regarding the probability distribution of the changes in the risk factors; the historically observed changes are used for the risk factors on which each position in the portfolio will be valued.

It is necessary to define a valuation function fj(xi) for each instrument, preferably the same one used to calculate the market value and income of the daily position, This valuation function will be applied in each scenario to generate simulated prices for all the instruments in each scenario.

In addition, the VaR methodology should be interpreted taking into consideration the following limitations:

-	Changes in market rates and prices may not be independent and identically distributed random variables and may not have a normal distribution. In particular, the assumption of normal distribution may underestimate the probability of extreme market movements;

-	The historical data used by the Bank may not provide the best estimate of the joint distribution of changes in the risk factors in the future, and any modification of the data may be inadequate. In particular, the use of historical data may fail to capture the risk of potential extreme and adverse market fluctuations, regardless of the time period used;

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

-	A 1-day time horizon may not fully capture the market risk positions which cannot be liquidated or covered in a single day, It would not be possible to liquidate or cover all the positions in a single day;

-	The VaR is calculated at the close of business, but trading positions may change substantially in the course of the trading day;

-	The use of a 99% level of confidence does not take account of, or make any statement about, the losses that could occur outside of that degree of confidence; and

-	A model such as the VaR does not capture all the complex effects of the risk factors over the value of the positions or portfolios, and accordingly, it could underestimate potential losses,

We perform back-testing daily and generally find that trading losses exceed our VaR estimate approximately one out of every 100 trading days. At the same time, we set a limit to the maximum VaR that we are willing to accept over our trading portfolio. Also, a maximum VaR limit was established that can be applied over the trading portfolio.

High, low and average levels for each component for 2021 and 2020 were as follows:

VaR	2021 USDMM	2020 USDMM
Consolidated:
High	3.43	5.10
Low	1.11	1.81
Average	1.96	3.02
Fixed-income investments:
High	2.86	4.87
Low	1.12	1.38
Average	1.86	2.62
Variable-income investments
High	0.29	0.01
Low	-	-
Average	0.19	-
Foreign currency investments
High	2.33	2.49
Low	0.09	0.17
Average	0.77	1.52

Market risk - local and foreign financial management

The Bank’s financial management portfolio includes most of the Bank’s non-trading assets and liabilities, including the credit/loan portfolio. For these portfolios, investment and financing decisions are strongly influenced by the Bank’s commercial strategies.

The Bank uses a sensitivity analysis to measure the market risk of local and foreign currencies (not included in the trading portfolio). The Bank performs a simulation of scenarios, which will be calculated as the difference between the present value of the flows in the chosen scenario (a curve with a parallel movement of 100 bps in all its segments) and their value in the base scenario (current market). All the inflation–indexed local currency (UF) positions are adjusted by a sensitivity factor of 0.57, which represents a 57 basis point change in the rate curve for the real rates and a 100 basis point change for the nominal rates. The same scenario is performed for the net foreign currency positions and the interest rates in U.S. dollars. The Bank has also established limits in regard to the maximum loss which these interest rate movements could impose on the capital and net financial income budgeted for the year.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

To establish the consolidated limit, we add the foreign currency limit to the domestic currency limit and multiple by 2 the sum of the multiplication of them together both for net financial loss limit as well as for the capital and reserves loss limit, using the following formula:

Consolidated limit = square root of a2 + b2 + 2ab

a: domestic currency limit

b: foreign currency limit

Since we assume the correlation is 0; 2ab = 0, 2ab = 0

Limitations of the sensitivity models

The most important assumption is using an exchange rate of 100 bp based on yield curve (57 bp for real rates). The Bank uses a 100 bp exchange since sudden changes of this magnitude are considered realistic. Santander Spain Global Risk Department has also established comparable limits by country, to be able to compare, monitor and consolidate market risk by country in a realistic and orderly way. In addition, the sensitivity simulation methodology should be interpreted taking into consideration the following limitations:

-	The simulation of scenarios assumes that the volumes remain consistent in the Bank’s Consolidated Statements of Financial Position and are always renewed at maturity, thereby omitting the fact that certain credit risk and prepayment considerations may affect the maturity of certain positions.

-	This model assumes an identical change along the entire length of the yield curve and does not take into account the different movements for different maturities.

-	The model does not take into account the sensitivity of volumes which results from interest rate changes.

-	The limits to losses of budgeted financial income are calculated based on the financial income foreseen for the year, which may not be actually earned, meaning that the real percentage of financial income at risk may be higher than the expected one.

Market risk – Financial management portfolio – As of September 30, 2021 and December 31, 2020

	2021		2020
	Effect on financial income	Effect on capital	Effect on financial income	Effect on capital

Financial management portfolio – local currency (MCh$)
Loss limit	32,865	84,864	100,000	329,275
High	23,683	83,761	66,504	302,263
Low	14,084	73,062	26,492	214,596
Average	19,617	78,535	45,380	255,070
Financial management portfolio – foreign currency (Th$US)
Loss limit	36,516	34,893	32	53
High	7,261	21,974	19	47
Low	691	6,981	2	12
Average	4,256	13,639	5	33
Financial management portfolio – consolidated (in MCh$)
Loss limit	32,865	84,864	100,000	329,275
High	25,709	77,563	67,584	286,436
Low	15,677	66,328	25,111	210,706
Average	21,168	72,234	46,044	246,292

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

IBOR – reform

In December 2020, the ICE Benchmark Administration Limited (IBA) launched a consultation on its intention to stop publishing LIBOR rates in currencies other than the dollar until December 31, 2021 and all other parameters of LIBOR in USD, after its publication on June 30, 2023.

The Bank has been working since 2019 on the transition of different risk-free reference rates (hereinafter also “RFR”), including the LIBOR rate. In this context, the Bank's work plan includes the identification of the impacted customers, the impacted areas, the various risks to which the Bank is exposed, the determination of work teams regarding each risk, the involvement of the high administration in a robust project governance plan and an action plan for each of the impacted / identified risk areas, which will allow us to face the challenges imposed by the changes in the reference rates.

Credit risk

Credit risk is the risk that one of the parties to a financial instrument fails to meet its contractual obligations for reasons of insolvency or inability of the individuals or legal entities in question to continue as a going concern, causing a financial loss to the other party. The Bank consolidates all elements and components of credit risk exposure to manage credit risk (i.e., individual delinquency risk, inherent risk of a business line or segment, and/or geographical risk).

Credit Risk Governance

The Risk Division, our credit analysis and risk management group, is largely independent of our business areas, Risk evaluation teams interact regularly with our clients. For larger transactions, risk teams in our headquarters work directly with clients when evaluating credit risks and preparing credit applications. Various credit approval committees, all of which include Risk Division and Commercial Division personnel, must verify that the appropriate qualitative and quantitative parameters are met by each applicant. Each committee’s powers are defined by our Board of Directors.

The Bank’s governance rules have established the existence of the Integral Risk Committee. This committee is responsible for revising and following all risks that may affect us, including reputational risk, allowing for an integral risk management. This committee serves as the governing body through which the Board supervises all risk functions. It also evaluates the reasonability of the systems for measurement and control of risks. This Committee includes the Vice Chairman of the Board and five Board members.

The Board has delegated the duty of credit risk management to the Integral Risk Committee, as well as to the Bank’s risk departments, whose roles are summarized below:

●	Formulate credit policies by consulting with the business units, meeting requirements of guarantees, credit evaluation, risk rating and submitting reports, documentation and legal procedures in compliance with the regulatory, legal and internal requirements of the Bank.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

●	Establish the structure to approve and renew credit requests. The Bank structures credit risks by assigning limits to the concentration of credit risk in terms of individual debtor, debtor group, industry segment and country. Approval levels are assigned to the corresponding officials of the business unit (commercial, consumer, SMEs) to be exercised by that level of management. In addition, those limits are continually revised. Teams in charge of risk evaluation at the branch level interact on a regular basis with customers; however, for larger credit requests, the risk team from the head office and the Executive Risk Committee works directly with customers to assess credit risks and prepare risk requests.

●	Limit concentrations of exposure to customers or counterparties in geographic areas or industries (for accounts receivable or loans), and by issuer, credit rating and liquidity.

●	Develop and maintain the Bank’s credit risk classifications for the purpose of classifying risks according to the degree of exposure to financial loss that is exhibited by the respective financial instruments, with the aim of focusing risk management specifically on the associated risks.

●	Revise and evaluate credit risk. Management’s risk divisions are largely independent of the Bank’s commercial division and evaluate all credit risks in excess of the specified limits prior to loan approvals for customers or prior to the acquisition of specific investments. Credit renewal and reviews are subject to similar processes.

The following diagram illustrates the governance of our credit risk division including the committees with approval power:

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

Role of Santander Spain’s Global Risk Department: Credit Risk

In matters regarding Credit Risk, Santander Spain’s Global Risk Department has the following role:

●	All credit risks greater than MCh$63,500 (or U.S.$89.1 million), after being approved locally, are reviewed by Santander Spain. This additional review ensures that no global exposure limit is being breached.

●	In standardized risks, the consumer and mortgage scoring models are developed locally. Its approval instance will depend on the relative importance of the models (“Tier” of the model); in this way, if the model is of the greatest importance, it is approved in risk committees of the Headquarters (Spain); otherwise, it is approved locally.

●	For each scoring model, a quarterly Risk Report is prepared, which is reviewed locally and is also sent to Santander Analytics (Santander Spain). This report indicates the stability of the model and its level of predictability.

Credit Approval: Loans approved on an individual basis

In preparing a credit proposal for a corporate client whose loans are approved on an individual basis, Santander-Chile’s personnel verifies such parameters as debt servicing capacity (typically including projected cash flows), the company’s financial history and projections for the economic sector in which it operates. The Risk Division is closely involved in this process and prepares the credit application for the client. All proposals contain an analysis of the client, a rating and a recommendation. Credit limits are determined not on the basis of outstanding balances of individual clients, but on the direct and indirect credit risk of entire financial groups. For example, a corporation will be evaluated together with its subsidiaries and affiliates.

Credit Approval: Loans approved on a group basis

The majority of loans to individuals and small and mid-sized companies are approved by the Standardized Risk Area through an automated credit scoring system. This system is decentralized, automated and based on multiple parameters, including demographic and information regarding credit behavior from external sources and the FMC.

Impairment assessment (policy applicable from January 1, 2018)

In accordance with the requirements of IFRS 9 the Bank has developed a new credit risk model, applicable from January 1, 2018.

a.	Definition of default and cure

The Bank considers a financial instrument defaulted and therefore Stage 3 for ECL calculations in all cases when the borrower becomes 90 days past due on its contractual payments.

As a part of a qualitative assessment of whether a customer is in default, the Bank also considers a variety of instances that may indicate unlikeliness to pay. Such events include:

●	Internal rating of the borrower indicating default or near default

●	The borrower requesting emergency funding from the Bank

●	The borrower having past due liabilities to public creditors or employees

●	The borrower is deceased

●	A material decreases in the underlying collateral value where the recovery of the loan is expected from the sale of the collateral

●	A material decreases in the borrower’s turnover or the loss of a major customer

●	A covenant breach not waived by the Bank

●	The debtor (or any legal entity within the debtor’s group) filing for bankruptcy application/protection

●	Debtor’s listed debt or equity suspended at the primary exchange because of rumors or facts about financial difficulties

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

It is the Bank’s policy to consider a financial instrument as ‘cured’ and therefore re-classified out of Stage 3 when none of the default criteria have been present for at least twelve consecutive months (and 24 months for special vigilance operations). The decision whether to classify an asset as Stage 2 or Stage 1 once cured depends on the updated credit grade, at the time of the cure, and whether this indicates there has been a significant increase in credit risk compared to initial recognition.

b.	Internal rating and PD estimation

The Bank’s Credit Risk Department operates its internal rating models. The models incorporate both qualitative and quantitative information and, in addition to information specific to the borrower utilize supplemental external information that could affect the borrower’s behavior. The internal credit grades are assigned based on the internal scoring policy, PDs are then adjusted for IFRS 9 ECL calculations to incorporate forward looking information and the IFRS 9 Stage classification of the exposure.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

c.	Exposure at default

The exposure at default (EAD) represents the gross carrying amount of the financial instruments subject to the impairment calculation, addressing both the client’s ability to increase its exposure while approaching default and potential early repayments too.

To calculate the EAD for a Stage 1 loan, the Bank assesses the possible default events within 12 months for the calculation of the 12mECL. However, if a Stage 1 loan that is expected to default in the 12 months from the balance sheet date and is also expected to cure and subsequently default again, then all linked default events are taken into account. For Stage 2, Stage 3 the exposure at default is considered for events over the lifetime of the instruments.

d.	Loss given default

The credit risk assessment is based on a standardized LGD assessment framework that results in a certain LGD rate. These LGD rates take into account the expected EAD in comparison to the amount expected to be recovered or realized from any collateral held.

The Bank segments its retail lending products into smaller homogeneous portfolios (evaluated collective), based on key characteristics that are relevant to the estimation of future cash flows. The applied data is based on historically collected loss data and involves a wider set of transaction characteristics (i.e., product type, wider range of collateral types) as well as borrower characteristics.

Further recent data and forward-looking economic scenarios are used in order to determine the IFRS 9 LGD rate for each group of financial instruments. Under IFRS 9, LGD rates are estimated for the Stage 1, Stage 2, Stage 3 IFRS 9 segment of each asset class. The inputs for these LGD rates are estimated and, where possible, calibrated through back testing against recent recoveries. These are repeated for each economic scenario as appropriate.

e.	Significant increase in credit risk (SICR)

The Bank continuously monitors all assets subject to ECLs. In order to determine whether an instrument or a portfolio of instruments is subject to 12-month ECL or Lifetime ECL, the Bank assesses whether there has been a significant increase in credit risk since initial recognition.

The Bank also applies a secondary qualitative method for triggering a significant increase in credit risk for an asset, such as moving a customer/facility to the watch list (Special vigilance). The Bank may also consider that events explained in letter a) above are a significant increase in credit risk as opposed to a default. Regardless of the change in credit grades, if contractual payments are more than 30 days past due, the credit risk is deemed to have increased significantly since initial recognition.

When estimating ECLs on a collective basis for a group of similar assets, the Bank applies the same principles for assessing whether there has been a significant increase in credit risk since initial recognition.

Quantitative criteria for SICR Stage 2:

The quantitative criteria are used to identify where an exposure has increased in credit risk and it is applied based on whether an increase in the lifetime PD since the recognition date exceeds the threshold set in absolute terms. The following formula is used to determine such threshold:

Threshold = Lifetime PD (at reporting date) – Lifetime PD (at origination)

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

Collectively assessed				Individually assessed
Mortgages	Other loans	Revolving (Credit cards)	Collectively assessed SME	Individually assessed SME	Middle market	Corporate and Investment Banking
39.57%	39.11%	15.73%	39.11%	22.69%	4.5%	Santander Group criteria

There is also a relative threshold of 100% of all portfolios with the exception of the Corporate and Investment Banking Portfolio.

Qualitative criteria for SICR Stage 2:

The qualitative criteria is based on the existence of evidence that leads to an automatic classification of financial instruments in stage 2, mainly 30 days overdue and restructured. Thresholds of SICR are calibrated based on the average ECL of exposures that are 30 days overdue or with a level of credit risk considered to be “significant”.

Collectively assessed				Individually assessed
Mortgages	Other loans	Revolving (Credit cards)	Collectively assessed SME	Individually assessed SME	Middle market	Corporate and Investment Banking
Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days	Irregular portfolio > 30 days
Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring	Restructured marked for monitoring
				Clients considered to be substandard or in incompliance (pre-legal action)	Clients considered to be substandard or in incompliance (pre-legal action)	Clients considered to be substandard or in incompliance (pre-legal action)

These thresholds are defined by the Model Committee and the Integral Risk Committee and are evaluated annually with updates made depending on impacts and definitions of the risk models associated to each portfolio.

As a result of the instability caused by the COVID-19 pandemic and according to our corporate guidelines, management has decided not to modify the thresholds for SICR defined above.

f.	Measurement of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses over the expected life of the financial instrument.  A cash shortfall is the difference between the cash flows that are due to an entity in accordance with the contract and the cash flows that the entity expects to receive. Because expected credit losses consider the amount and timing of payments, a credit loss arises even if the entity expects to be paid in full but later than when contractually due.

For financial assets, a credit loss is the present value of the difference between: the contractual cash flows that are due under the contract; and the cash flows that the Bank expects to receive. For undrawn loan commitments, a credit loss is the present value of the difference between: the contractual cash flows that are due if the holder of the loan commitment draws down the loan; and the cash flows that the Bank expects to receive if the loan is drawn down.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

For a financial asset that is credit-impaired at the reporting date, but that is not a purchased or originated credit-impaired financial asset, an entity shall measure the expected credit losses as the difference between the asset’s gross carrying amount and the present value of estimated future cash flows discounted at the financial asset’s original effective interest rate. Any adjustment is recognized in profit or loss as an impairment gain or loss. In accordance with our internal procedures, the Bank calculates allowance for expected credit losses under de "Cash flow discounted Methodology" when the financial asset is classified in stage 3, with a PD equal to 100% and is evaluated as individually significant. The following table set up the allowance and exposure at default (EAD) of the loans that meet the conditions:

	2021	2020
	MCh$	MCh$
Loans and account receivable	247,771	224,087
Allowance for ECL	83,928	119,537

The measurement of ECLs required to be based on reasonable and supportable information that is available to an entity without undue cost or effort. The Bank has developed estimates based on the best available information about past events, current conditions and forecasts of economic conditions. Indeed, in April, the Bank completed a calibration of parameters, resulting in an additional allowance for MCh$2,066. Additionally, with current COVID-19 infection rates having increased and continued high levels of uncertainty in the macro-economic outlook and to address a potential lag in defaults the Bank’s management have determined to record overlay or post-model adjustments for an amount of MCh$59,000, wherein MCh$29,000 addressed macroeconomics’ variables and MCh$30,000 associated to expected behavior of Fogape loans.

g.	Grouping financial assets measured on a collective basis

The Bank calculates ECLs either on a collective or an individual basis.

The evaluates on individual basis commercial loans that are greater than Ch$400 million (US$240,000), while smaller commercial loans, mortgage loans and consumer loans are grouped into homogeneous portfolios, based on a combination of internal and external characteristics.

h.	Modified loans

When a loan measured at amortized cost has been renegotiated or modified but not derecognized, the Bank assesses whether the transaction should be treated as a modified asset or a derecognition. If the transaction does not result in derecognition the Bank must recognize the resulting gains or losses as the difference between the carrying amount of the original loans and modified contractual cash flows discounted using the EIR before modification.

If the modification results in derecognition, then the modified asset is considered to be a new asset.

					As of December 31, 2020
	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Gross carrying amount	31,841,644	2,194,173	1,599,672	35,635,489	30,216,324	2,447,273	1,676,296	34,339,893
Modified loans	-	832,623	876,107	1,708,730	-	799,572	886,021	1,685,593
%	-	37.95%	54.77%	4.80%	-	36.67%	52.86%	4,91%

ECL allowance	213,914	186,176	621,588	1,021,678	194,422	149,940	692,431	1,036,793
Modified loans	-	54,181	354,243	408,424	-	33,118	409,485	442,603
%	-	29.10%	56.99%	39.98%	-	22.09%	59.14%	42.69%

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

The Bank has conducted an exhaustive analysis of the measures implemented as a result of COVID-19, under the perspective of modified assets. The payment holiday program granted to our consumer loan portfolio were 3-month grace periods, modified terms and installments, and allowed modified interest rate, to the current market lower rate, and was considered a substantial modification of the original contractual conditions. Therefore, these consumer loans were accounted for as an end of the original financial loan and the recognition of a new financial asset. In line with our internal guide, these modifications are classified as modifications for commercial reasons, because they are not attributable to the financial difficulty of the debtor, and a new loan operation has been originated under current market conditions.

For the mortgage loan portfolio, original contractual conditions were not modified, instead, the clients signed an addendum for the postponed installments, and a complementary operation was generated, with the mortgage guarantee covering both operations. Neither the monthly installments nor the rates were modified. This measure was granted only to clients with less than 30 days past due, and we have observed, once the postponed periods have ended, 98% of our clients are meeting their obligations in a timely manner. In line with our internal guide, we have concluded that the modifications granted to customers with no past due days were classified as modifications for commercial reasons, meanwhile clients with any past due or that have had some restructuring (marked special risk), were classified as modifications for the financial difficulty of the debtor, and the Bank has calculated the difference between the gross carrying amount and the present value of the modified loans discounted at the original effective interest rate. The amount was not material to the Bank.

i.	COVID-9 support measures

As of December 31, 2020, , the support measures are classified as Fogape loans or payment holiday granted by the Bank:

COVID-19 measures	As of September 30, 2021
MCh$
Fogape loans	3,275,810
Payment holiday	8,004,282
Payment holiday – current	80,043
Payment holiday - expired	7,924,239

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

j.	Macro economical forward-looking information and scenarios

The annual growth forecasts for the most relevant macroeconomic variables for each of our scenarios are as follows:

	Average estimates 2020 - 2021
	Unfavorable scenario 2	Unfavorable scenario 1	Base scenario	Favorable scenario 1	Favorable scenario 2
Official interest rate	0.25%	0.50%	1.59%	3.20%	4.42%
Unemployment rate	7.31%	6.96%	6.50%	6.04%	5.70%
Housing Price growth	(1.70)%	1.04%	4.67%	8.30%	11.04%
GDP growth	(1.16)%	0.67%	3.12%	5.56%	7.40%
Consumer Price Index	(0.26)%	1.07%	2.82%	4.57%	5.90%

The highest probability of occurrence is associated to the base scenario, while the extreme scenarios have a lower probability than the more moderate scenarios.

The methodology used for the generation of the local scenarios is based on the Methodology Framework of the Corporate Research Service and is applied to the loan portfolio with the exception of loans from the Corporate and Investment Banking segment which uses global scenarios as defined by the Santander Group. The probabilities for the scenarios must total 100% and be symmetrical.

Local scenario		Global scenario
	Probability weighting		Probability weighting
Favorable scenario 2	10%	Favorable scenario 1	30%
Favorable scenario 1	15%	Base scenario	40%
Base scenario	50%	Unfavorable scenario 1	30%
Unfavorable scenario 1	15%
Unfavorable scenario 2	10%

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

Under the current uncertainty generated by COVID-19 over the macro-economical scenarios, the Bank’s management has decided not to modify macroeconomic variables for each of our scenarios, but rather has used the option to establishing management post-model adjustment or overlays. See letter f) above.

k.	Collateral and other credit enhancement

Banco Santander controls the credit risk through the use of collateral in its operations. Each business unit is responsible for credit risk management and formalizes the use of collateral in its lending policies. Guidelines are in place covering the acceptability and valuation of each type of collateral.

Banco Santander uses guarantees in order to increase their resilience in the subject to credit risk operation. The guarantees can be used fiduciary, real, legal structures with power mitigation and compensation agreements. The Bank periodically reviews its policy guarantees by technical parameters, normative and also its historical basis, to determine whether the guarantee is legally valid and enforceable.

Credit limits are continually monitored and changed in customer behavior function. Thus, the potential loss values represent a fraction of the amount available.

Collateral refers to the assets pledged by the customer or a third party to secure the performance of an obligation. The main type of collateral obtained are the following:

●	For securities lending and reverse repurchase transactions, cash or securities
●	For corporate and small business lending, charges over real estate properties, inventory and trade receivables and, in special circumstances, government guarantees
●	For retail lending, mortgages over residential properties

One very important example of financial collateral is the collateral agreement. Collateral agreements comprise a set of highly liquid instruments with a certain economic value that are deposited or transferred by a counterparty in favor of another party in order to guarantee or reduce any counterparty credit risk that might arise from the portfolios of derivative transactions between the parties in which there is exposure to risk.

Collateral agreements vary in nature but, whichever the specific form of collateralization may be, the ultimate aim, as with the netting technique, is to reduce counterparty risk.

Transactions subject to a collateral agreement are assessed periodically (normally on a daily basis). The agreed-upon parameters defined in the agreement are applied to the net balance arising from these assessments, from which the collateral amount (normally cash or securities) payable to or receivable from the counterparty is obtained.

For real estate collateral periodic re-appraisal processes are in place, based on the actual market values for the different types of real estate, which meet all the requirements established by the regulator.

Specifically, mortgage loans are secured by a real property mortgage, and threshold mitigate counterparty credit risk of derivative instruments.

Personal guarantees and credit derivatives

Personal guarantees are guarantees that make a third party liable for another party’s obligations to the Bank. They include, for example, security deposits and standby letters of credit. Only guarantees provided by third parties that meet the minimum requirements established by the supervisor can be recognized for capital calculation purposes.

Credit derivatives are financial instruments whose main purpose is to hedge credit risk by buying protection from a third party, whereby the Bank transfers the risk of the issuer of the underlying instrument. Credit derivatives are OTC instruments, i.e. they are not traded in organized markets.

Credit derivative hedges, mainly credit default swaps, are entered into with leading financial institutions.

According to the Bank’s policy when an asset (real state) is repossessed are transferred to assets held for sale at their fair value less cost to sell as non-financial assets at the repossession date (assets received in lieu of payments).

Assets Received in Lieu of Payment

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

Assets received or awarded in lieu of payment of loans and accounts receivable from clients are recognized at their fair value (as determined by an independent appraisal). The excess of the outstanding loan balance over the fair value is charged to net income for the period, under “Provision for loan losses”. Any excess of the fair value over the outstanding loan balance, less costs to sell of the collateral, is returned to the client. These assets are subsequently adjusted to their net realizable value less cost to sale (assuming a forced sale).

l.	Maximum exposure to credit risk

Financial assets and off-balance sheet commitments

For financial assets recognized in the Consolidated Statements of Financial Position, maximum credit risk exposure equals their carrying value. Below is the distribution by financial asset and off-balance sheet commitments of the Bank’s maximum exposure to credit risk as of December 31, 2020 and 2019, without deduction of collateral, security interests or credit improvements received:

		As of September 30,	As of December 31,
		2021	2020
		Amount of exposure	Amount of exposure
	Note	MCh$	MCh$

Deposits in banks	5	4.658.593	2,137,891
Cash items in process of collection	5	458.328	452,963
Financial derivative contracts	7	9.673.439	9,032,085
Financial assets held for trading	6	51.216	133,718
Loans and account receivable at amortized cost / Loans and account receivable at FVOCI	8 - 9	34.729,289	33,372,431
Debt instrument at fair value through other comprehensive income	10	8,872,749	7,162,542
Financial assets held to collect	10	82,549	-

Off-balance commitments:
Letters of credit issued		353.698	165,119
Foreign letters of credit confirmed		95.586	82,779
Performance guarantees		1.220.076	1,090,643
Available credit lines		8.911.977	8,391,414
Personal guarantees		499.613	441,508
Other irrevocable credit commitments		401.284	406,234
Total		70.205.989	62,869,327

Foreign derivative contracts

As of December 31, 2020, the Bank’s foreign exposure -including counterparty risk in the derivative instruments’ portfolio- was USD 2,639 million or 3,4% of assets. In the table below, exposure to derivative instruments is calculated by using the equivalent credit risk; which equals the replacement carrying amount plus the maximum potential value, considering the cash collateral that minimizes exposure.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

Below, there are additional details regarding our exposure for those countries classified above 1 and represents our majority of exposure to categories other than 1, Below we detail as of September 30, 2021, considering fair value of derivative instruments.

Country	Classification	Derivative Instruments (adjusted to market)	Deposits	Loans	Financial investments	Total Exposure
		US$ millions
China	2	-	-	0.83	-	0.83
Colombia	2	0.15	-	-	-	0.22
Italy	2	-	0.39	0.13	-	1.97
Mexico	2	8.68	0.03	-	-	9.65
Panama	2	3.59	-	-	-	4.12
Peru	2	0.81	-	-	-	1.21
Uruguay	2	-	-	0.06	-	0.06
Total		13.23	0.42	10.48	-	14.67

Our exposure to the group is as follows:

Counterpart	Country	Classification	Derivative instruments (market adjusted) MUSD	Deposits MUSD	Loans MUSD	Financial Investments MUSD	Exposure Exposure MUSD
			US$ millions
Banco Santander España (*)	Spain	1	188.45	270.05	-	-	458.50

(*) We have included our exposure to Santander’s branches in New York and Hong Kong as exposure to Spain.

The total amount of this exposure to derivative instruments must be compensated daily with collateral and, therefore, there is no credit exposure.

As of September 30, 2021 and December 31, 2020, we had no applicable sovereign exposure, no unfunded exposure, no credit default protection and no current developments.

Security interests and credit improvements

The maximum exposure to credit risk is reduced in some cases by security interests, credit improvements, and other actions which mitigate the Bank’s exposure. Based on the foregoing, the creation of security interests are a necessary but not a sufficient condition for granting a loan; accordingly, the Bank’s acceptance of risks requires the verification of other variables and parameters, such as the ability to pay or generate funds in order to mitigate the risk being taken on.

The procedures used for the valuation of security interests utilize the prevailing market practices, which provide for the use of appraisals for mortgage securities, market prices for stock securities, fair value of the participating interest for investment funds, etc. All security interests received must be instrumented properly and registered on the relevant register, as well as have the approval of legal divisions of the Bank.

The risk management model includes assessing the existence of adequate and sufficient guarantees that allow recovering the credit when the debtor’s circumstances prevent them from fulfilling their obligations.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

The Bank has classification tools that allow it to group the credit quality of transactions or customers. Additionally, the Bank has historical databases that keep this internally generated information to study how this probability varies. Classification tools vary according to the analyzed customer (commercial, consumer, SMEs, etc.).

Below is the detail of security interests, collateral, or credit improvements provided to the Bank as of September 30, and December 31, 2020:

	As of September 30,	As of December 31,
	2021	2020
	MCh$	MCh$
Non-impaired financial assets:
Properties/mortgages	26,677,618	25,424,161
Investments and others	1,880,102	2,306,062
Impaired financial assets:
Properties/ mortgages	1,662,268	1,548,568
Investments and others	79,701	65,668
Total	30,299,689	29,344,459

Credit risk mitigation techniques

The Bank applies various methods of reducing credit risk, depending on the type of customer and product. As we shall see, some of these methods are specific to a particular type of transaction (i.e., real estate guarantees) while others apply to groups of transactions (i.e., netting and collateral arrangements).

Liquidity risk

Liquidity risk is the risk that the Bank may have difficulty meeting the obligations associated with its financial obligations.

Liquidity risk management

The Bank is exposed on a daily basis to requirements for cash funds from various banking activities, such as wires from checking accounts, fixed-term deposit payments, guarantee payments, disbursements on derivatives transactions, etc. As typical in the banking industry, the Bank does not hold cash funds to cover the balance of all the positions, as experience shows that only a minimum level of these funds will be withdrawn, which can be accurately predicted with a high degree of certainty.

The Bank’s approach to liquidity management is to ensure-- whenever possible--to have enough liquidity on hand to fulfill its obligations at maturity, in both normal and stressed conditions, without entering into unacceptable debts or risking the Bank’s reputation. The Board establishes limits on the minimal part of available funds close to maturity to fulfill payments as well as over a minimum level of interbank operations and other loan facilities that should be available to cover transfers at unexpected demand levels. This is constantly reviewed. Additionally, the Bank must comply with the regulation limits established by the FMC (formerly the SBIF) for maturity mismatches.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

These limits affect the mismatches of future flows of income and expenditures of the Bank on an individual basis. They are:

i.	mismatches of up to 30 days for all currencies, up to the amount of basic capital
ii.	mismatches of up to 30 days for foreign currencies, up to the amount of basic capital
iii.	mismatches of up to 90 days for all currencies, twice the basic capital

The Financial Management Division receives information from all the business units on the liquidity profile of their financial assets and liabilities, as well as breakdowns of other projected cash flows stemming from future businesses. On the basis of that information, the Financial Management Division maintains a portfolio of liquid short–term assets, comprised mainly of liquid investments, loans and advances to other banks, to make sure the Bank has sufficient liquidity. The business units’ liquidity needs are met through short–term transfers from the Financial Management Division to cover any short–term fluctuations and long–term financing to address all the structural liquidity requirements.

The Bank monitors its liquidity position every day, determining the future flows of its outlays and revenues. In addition, stress tests are performed at the close of each month, for which a variety of scenarios encompassing both normal market conditions and conditions of market fluctuation are used. The liquidity policy and procedures are subject to review and approval by the Bank’s Board. Periodic reports are generated by the Market Risk Department, providing a breakdown of the liquidity position of the Bank and its subsidiaries, including any exceptions and the corrective measures adopted, which are regularly submitted to the ALCO for review.

The Bank relies on demand deposits from Retail, Middle-Market and Corporates, obligations to banks (including the Central Bank), debt instruments, and time deposits as its main sources of funding. Although most obligations to banks, debt instruments and time deposits mature in over a year, customer (retail) and institutional deposits tend to have shorter maturities and a large proportion of them are payable within 90 days. The short–term nature of these deposits increases the Bank’s liquidity risk, and hence, the Bank actively manages this risk by continual supervision of the market trends and price management.

Liquidity risk management seeks to ensure that, even under adverse conditions, we have access to the funds necessary to cover client needs, maturing liabilities and capital requirements. Liquidity risk arises in the general funding for our financing, trading and investment activities. It includes the risk of unexpected increases in the cost of funding the portfolio of assets at appropriate maturities and rates, the risk of being unable to liquidate a position in a timely manner at a reasonable price and the risk that we will be required to repay liabilities earlier than anticipated.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

Central Bank of Chile liquidity measures during the pandemic

In response to the COVID-19 pandemic, the Chilean Central Bank has made two lines of credit available to banks to reinforce their liquidity, amounting to a total of US$24 billion for the whole banking system. These lines of credit bear interest at the Central Bank’s monetary policy rate (MPR), which was 0.5% as of December 31, 2020. Pursuant to these lines of credit, a bank may borrow up to 3% of the aggregate amount of its consumer and commercial loan portfolios as of February 29, 2020 and may borrow up to an additional 12% if it uses the funds to provide loans to companies and individuals. The first line of credit is a facility available conditionally on loan growth (the “FCIC”) to ensure that banks continue to finance households and businesses in Chile. Loans provided by this line of credit may have maturities of up to 4 years and must be secured by government bonds, corporate bonds or highly rated large commercial loans as collateral. Loans provided under the second line of credit, the LCL, are unsecured and may have maturities of up to 2 years. In addition, borrowings by a bank under the LCL are limited to the aggregate amount of the liquidity reserve requirements of such bank. Ultimately, these lines of credit are intended to ensure banks have ample liquidity to enable them to continue financing SMEs and Middle-market companies. As of December 31, 2020, we had borrowed Ch$4,959,260 billion (US$7 billion) under these lines of credit.

Exposure to liquidity risk

A similar, but not identical, measure is the calculation used to measure the Bank´s liquidity limit as established by the FMC (formerly the SBIF). The Bank determines a mismatch percentage for purposes of calculating such liquidity limit which is calculated by dividing its benefits (assets) by its obligations (liabilities) according to maturity based on estimated repricing. The mismatch amount permitted for the 30 day and under period is 1 time [regulatory] capital and for the 90 day and under period – 2 times [regulatory] capital.

The following table displays the actual derived percentages as calculated per above:

	As of September 30,	As of December 31,
	2021%	2020%
30 days	40	30
30 days foreign currency	-	15
90 days	3	32

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

Below, is the breakdown by maturity, of the liability balances of the Bank as of September 30, 2021 and December 31, 2020:

As of September 30, 2021	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	-	49,644	-	-	49,644	-	-	-	-	49,644
Checking accounts, time deposits and other time liabilities	15,082,442	5,843,682	2,912,985	1,434,246	25,273,355	163,053	44,384	23,523	230,960	25,504,315
Financial derivatives contracts	-	375,191	456,273	911,324	1,742,788	2,478,337	2,091,487	4,084,274	8,654,098	10,396,886
Interbank borrowings	125,071	1	91,908	3,033,203	3,250,183	5,888,867	-	-	5,888,867	9,139,050
Issue debt instruments	-	91,615	258,122	1,066,145	1,232,652	1,885,971	2,394,648	2,521,150	6,801,769	8,034,421
Lease liabilities	-	-	-	23,721	23,721	44,130	34,866	37,294	116,290	140,011
Other financial liabilities	200,521	203	356	-	201,080	104	119	42	265	201,345
Total	15.243.752	7.821.474	4.029.845	3.589.747	30.684.818	4.714.324	8.142.738	6.817.582	19.674.644	50.359.462

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Performance guarantee	61,765	123,406	601,358	425,005	8,542	1,220,076
Confirmed foreign letters of credit	44,773	2,571	48,225	17	-	95,586
Letters of credit issued	120,634	144,044	88,651	369	-	353,698
Pledges and other commercial commitments	59,992	271,238	147,578	12,284	8,521	499,613
Total other commercial commitments	287,164	541,259	885,812	437,675	17,063	2,168,973

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

As of December 31, 2020, the scheduled maturities of other commercial commitments, including accrued interest, were as follows:

As of December 31, 2020	Demand	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Subtotal up to 1 year	Between 1 and 3 years	Between 3 and 5 years	More than 5 years	Subtotal after 1 year	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Obligations under repurchase agreements	-	969,808	-	-	969,808	-	-	-	-	969,808
Checking accounts, time deposits and other time liabilities	15,082,442	5,843,682	2,912,985	1,434,246	25,273,355	163,053	44,384	23,523	230,960	25,504,315
Financial derivatives contracts	-	386,690	445,376	931,358	1,763,424	1,552,482	1,708,509	3,994,245	7,255,236	9,018,660
Interbank borrowings	16,832	238,414	222,992	855,434	1,333,672	1,140,426	3,854,501	-	4,994,927	6,328,599
Issue debt instruments	-	344,732	447,117	343,156	1,135,005	1,813,341	2,499,560	2,756,271	7,069,172	8,204,177
Lease liabilities	144,478	38,148	1,375	27	184,028	89	105	96	290	184,318
Other financial liabilities	-	-	-	25,526	25,526	44,933	35,679	43,447	124,059	149,585
Total	15,243,752	7,821,474	4,029,845	3,589,746	30,684,818	4,714,324	8,142,738	6,817,583	19,674,644	50,359,462

Other Commercial Commitments	Up to 1 month	Between 1 and 3 months	Between 3 and 12 months	Between 1 and 5 years	More than 5 years	Total
	MCh$	MCh$	MCh$	MCh$	MCh$	MCh$
Performance guarantee	114,653	181,399	437,835	350,136	6,620	1,090,643
Confirmed foreign letters of credit	18,247	48,056	16,163	313	-	82,779
Letters of credit issued	42,089	83,764	36,201	3,065	-	165,119
Pledges and other commercial commitments	33,588	29,958	367,164	10,798	-	441,508
Total other commercial commitments	208,577	343,177	857,363	364,312	6,620	1,780,050

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

Operational risk

The Bank defines operational risk as the risk of losses arising from defects or failures in its internal processes, people, systems or external events, thus covering risk categories such as fraud, technological, cyber, legal and conduct risk.

Operational risk is inherent to all products, activities, processes and systems and is generated in all business and support areas. For this reason, all employees are responsible for managing and controlling the operational risks generated in their sphere of action. The Bank’s goal in terms of operational risk management and control is focused on identifying, evaluating and mitigating sources of risk, regardless of whether they have materialized or not. The analysis of operational risk exposure contributes to the establishment of risk management priorities

Operational risk governance

The risk management program contemplates that all relevant risk issues must be reported to the Board of Directors, the Integral Risk Committee and the Non-Financial Risk Committee.

Risk identification, measurement and assessment model

A series of quantitative and qualitative techniques and tools have been defined by the Bank to identify, measure and assess operational risk. The quantitative analysis of this risk assessment is carried out mainly with tools that record and quantify the level of potential losses associated with operational risk events. The qualitative analysis seeks to assess aspects of exposure and hedging (including the control environment). The most important operational risk tools used by the Bank are an internal events database, operational risk control self-assessment, analysis of operational risk scenarios, appetite of corporate and local indicators, internal audit and regulatory recommendations, among others.

Operational risk management

To accomplish our operational risk objectives, we have established a risk model based on three lines of defense, with the objective of continuously improving and developing our management and control of operational risks. The defense lines consist of: (i) the business and support areas (first line of defense), responsible for managing the risks related to their processes; (ii) the non-financial risk area (second line of defense), in charge of supporting the first line of defense in relation to the fulfillment of its direct responsibilities and; (iii) the internal audit function (third line of defense) responsible for verifying, independently and periodically, the adequacy of the risk identification and management processes and procedures, in accordance with the guidelines established in the Internal Audit Policy and submitting the results of its recommendations for improvement to the Audit Committee.

Our methodology consists of the evaluation of the risks and controls of a business from a broad perspective and includes a plan to monitor the effectiveness of such controls and the identification of eventual weaknesses. The main objectives of the Bank and its subsidiaries in terms of operational risk management are the following:

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

●	Identify, evaluate, inform, manage and monitor the operational risk in connection with activities, products, and processes carried out or commercialized by the Bank and its subsidiaries;
●	Build a strong culture of operational risk management and internal controls, with clearly defined and adequately segregated responsibilities between business and support functions, whether these are internally-developed or outsourced to third parties;
●	Generate effective internal reports in connection with issues related to operational risk management, with a clearly defined escalation protocol; and
●	Control the design and application of effective plans to deal with contingencies that ensure business continuity and losses control.

Cyber-security and data security plans

The Bank continuously monitors cyber-security risks and has implemented preventative measures to be prepared for any attack of this kind. The Bank has evolved its internal cyber-security model to reflect international standards, incorporating concepts which can be used to assess the degree of maturity in deployment. Based on this assessment model, individual in-situ analyses have been carried out to identify deficiencies and steps to remedy any such deficiencies have been identified in our cyber-security defense plans.

The Bank has a Cybersecurity Framework which defines the governance and policies on preventing and confronting cybercrime. The Chief of Cybersecurity or CISO (Chief Information Security Officer) has been defined as the officer responsible for cybersecurity, a function performed by the Manager of Technology and Operational Risk. Embedded in the Bank’s Technology and Operations division is the Cyber and Technology Risk Department, which is the front line of defense against cyber-security threats and data security. In addition, the Non-Financial Risk Department through the Cyber Risk (a specialized area) enforces the policies and controls that the different areas must follow regarding technology and cyber-security risks. In turn, there is a group of supervisory bodies that include the Cybersecurity Committee, the Non-Financial Risk Committee, the Chief Executive Officer’s Management Committee and the Board’s Integral Risk Committee. We also coordinate with Santander Spain’s headquarters and units in other countries regarding strategy, best practices and experience-sharing.

All this architecture has been created with the aim of identifying cyber risks, the development of a culture and education in cybersecurity, the creation of cyber scenarios to anticipate potential threats, and the fulfillment of the regulatory framework set by the authorities.

Finally, the intelligence and analysis function has also been reinforced by contracting a threat-monitoring service, and progress has been made in the incident registration, notification and escalation mechanisms for internal reporting and reporting to supervisors. In addition, observation and analytical assessment of the events in the sector and in other industries enable us to update and adapt our models for emerging threats.

During 2020, the Bank did not face a material loss due to cybersecurity breaches. During 2020, we completed our 3rd year of the Global Cybersecurity Transformation Plan that has allowed us to reach advanced levels of maturity in Cybersecurity.

to public assistance programs and the rise in the number of checking accounts and volumes as more clients searched for digital payment solutions. Close monitoring has been carried out on the following aspects:

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

Operational risk management during the COVID-19 pandemic

Overall, the pandemic situation has resulted in increased exposure to inherent operational risk, although the Bank has established greater oversight over controls in order to maintain pre-COVID-19 operational risk levels, in addition to reinforce existing ones. The risk of transaction processing increases due to the volume of new loans and multiple changes in existing portfolios resulting from payment holidays and the FOGAPE program. Transactional volume also increased due to public assistance programs and the rise in the number of checking accounts and volumes as more clients searched for digital payment solutions. Close monitoring has been carried out on the following aspects:

●	Business continuity plans to effectively to support our employees, customers and businesses.
●	The scenario of the pandemic and remote work has a direct impact on the field of cyber threats and their associated risks as more employees work from home. We have strengthened patching, navigation control, data protection and other controls.
●	Increase in technological support to ensure adequate customer service and the correct provision of services, especially in online banking and call centers.

●	The risk of transaction processing increases due to the volume of new loans and multiple changes in existing portfolios resulting from public assistance programs and internal policies.

The following table summarizes our net losses from operational risks in September 2021 compared to 2020.

	As of September 30,	As of December 31,
Net losses from operational risks	2021	2020
Fraud	943	4,703
Labor related	2,903	443
Client / product related	225	250
Damage to fixed assets	139	(2,592)
Business continuity / Systems	(854)	1,570
Processing	6,827	3,992
Total	10,183	8,366

Capital risk

The Bank defines capital risk as the risk that the Bank or any of its companies may have an insufficient amount and/or quality of capital to: meet the minimum regulatory requirements in order to operate as a bank; respond to market expectations regarding its creditworthiness; and support its business growth and any strategic possibilities that might arise, in accordance with its strategic plan.

The objectives in this connection include most notably:

●	To meet the internal capital and capital adequacy targets
●	To meet the regulatory requirements
●	To align the Bank’s strategic plan with the capital expectations of external agents (rating agencies, shareholders and investors, customers, supervisors, etc.)
●	To support the growth of the businesses and any strategic opportunities that may arise

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

The Bank has a capital adequacy position that surpasses the levels required by regulations.

Capital management seeks to optimize value creation at the Bank an at its different business segment. The Bank continuously evaluates it risk-return ratios through its basic capital, effective net equity, economic capital and return on equity. With regard to capital adequacy, the Banks conducts its internal process based on the FMC standards (formerly the SBIF) which are based on Basel Capital Accord (Basel I), Economic capital is the capital required to support all the risk of the business activity with a given solvency level.

Capital is managed according to the risk environment, the economic performance of Chile and the business cycle, Board may modify our current equity policies to address changes in the mentioned risk environment,

Minimum Capital

Under the General Banking Law, a bank is required to have a minimum of UF800,000 (approximately Ch$23,256 million or USD$32.6 million as of December 31, 2020) of paid-in capital and reserves, calculated in accordance with Chilean GAAP.

Capital adequacy requirement

Chilean banks are required by the General Banking Law to maintain regulatory capital of at least 8% of risk-weighted assets, net of required loan loss allowance and deductions, and paid-in capital and reserves (“basic capital”) of at least 3% of total assets, net of required loan loss allowances. Regulatory capital and basic capital are calculated based on the consolidated financial statements prepared in accordance with the Compendium of Accounting Standards issued by the FMC (formerly the SBIF) the Chilean regulatory agency. As we are the result of the merger between two predecessors with a relevant market share in the Chilean market, we are currently required to maintain a minimum regulatory capital to risk-weighted assets ratio of 11%. As of December 31, 2020, the ratio of our regulatory capital to risk-weighted assets, net of loan loss allowance and deductions, was 15.37% and our core capital ratio was 6.69%.

Regulatory capital is defined as the aggregate of:

●	a bank’s paid-in capital and reserves, excluding capital attributable to subsidiaries and foreign branches or basic capital;
●	its subordinated bonds, valued at their placement price (but decreasing by 20,0% for each year during the period commencing six years prior to maturity), for an amount up to 50,0% of its basic capital; and
●	its voluntary allowances for loan losses for an amount of up to 1,25% of risk weighted-assets,

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 34

RISK MANAGEMENT, continued

The levels of basic capital and effective net equity at the close of each period are as follows:

			Ratio
	As of September 30,	As of December 31,	As of September 30,	As of December 31,
	2021	2020	2021	2020
	MCh$	MCh$	%	%
Basic capital	3,281,011	3,652,599	5.17	6.84
Regulatory capital	4,952,600	5,143,843	14.16	15.37

Basel III Implementation in Chile

The new General Banking Law (updated through Law 21.130) defines general guidelines to establish a capital adequacy system in line with the international standards of Basel III, giving the FMC the power to dictate the capital framework in a prudential way through regulations. In particular, the FMC has been empowered, with the prior favorable agreement of the Central Bank of Chile, to define through regulation, the new methodologies for calculating credit, market and operational risk weighted assets; the condition for hybrid instruments AT1, and the determination and capital charges for banks of local systemic importance. It also introduced the conservation and counter-cyclical buffers and expanded the FMC's powers to make prudential discounts to regulatory capital and additional requirements, including higher capital, from banks that show deficiencies in the supervisory evaluation process (Pillar 2).

According to the above, in December 2020 the FMC has completed the process of issuing the necessary regulation for the implementation of capital framework of Basel III. However, in the current context of COVID-19 pandemic, the FMC in coordination with the Central Bank of Chile and in line with the measures adopted by international regulators has decided to postpone the implementation of the APR calculation for one year (until December 2021). Additionally, it has disposed to advance a capital mitigation mechanism to facilitate the development of the debt agreement market (Credit Risk Weighted Assets) and complements a similar treatment of government guarantees granted by the FMC. In the case of Pillar 3, implementation was postponed until 2023.

The Bank is working in the implementation of these capital regulations through a multidisciplinary team, which are performing the exercises and required developments, including the implementation of the required files designed by the FMC for this purpose, taking in consideration the implementation schedule.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 35

NON CURRENT ASSETS HELD FOR SALE

Banco Santander has decided to implement its own acquiring network, and therefore the Bank is in process of disposing of the investment in those companies. Accordingly, the Bank management is engaged in a search plan for buyers.

In accordance with the requirements of IFRS 5, the Bank has presented as non-current assets classified as held for sale those investments, isolating them from the investments in associates, in the same way it has presented the income associated with such investments as non-current results.

In accordance with facts and circumstances arising from the social unrest in Chile and the global pandemic due to COVID-19 (situations beyond the Bank's control), the process of selling its share participation has taken more than one year. If, however, the Bank continues committed to its selling plan and its acquiring network development plan, as evidenced by the recent creation of a payment card operating company and the active search for potential buyers. As of December 31, 2020, the Bank has sold its participation in Nexus.

The following investments in associates were classified to Other assets as assets held for sale:

		As of September 30,		As of December 31,
		2021		1, 2020
	Participation	Assets	Income	Assets	Income
	%	MCh$	MCh$	MCh$	MCh$
Transbank (*)	25.00	26,413	-	19,093	-
Nexus (**)	-	-	-	-	-
Redbanc	33.43	2,943	-	2,943	-
Total		29,356	-	22,036	-

(*) During the month of July and September 2021, payments were made for the contribution of additional capital to the company Transbank S.A. for an amount of $ 2,500 million and $ 4,999 million respectively, see note No. 3.

(**) By public deed dated January 22, 2020, the sale of 79,577 shares that Banco Santander Chile held with Nexus S.A. was materialized with Banco Itau-Corpbanca, thus completing the total sale of the stake that the Bank held in Nexus S.A.

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020

NOTE 36

SUBSEQUENT EVENTS

On October 7, 2021, the CMF published circular No. 2,295 where it adjusts and updates the instructions of the Compendium of Accounting Standards and Information System Manual, publishing both manuals on the CMF website.

On October 12, 2021, Banco Santander Chile issued a bond for CHF 190,000,000 with a maturity date in 2026.

On October 21, 2021, Banco Santander Chile issued a bond in the Irish market under rule 144A for USD 500,000,000 with a term of 10 years and a rate of 3.177%.

On October 21, 2021, Banco Santander Chile issued a bond without maturity in international markets, computable as additional capital level 1 or “AT1” (the “Bonds”), to be acquired by a Santander Group entity, for an amount of USD 700,000,000 and with a rate of 4.625%.

There are no other subsequent events that occurred between October 1, 2021 and the date of issuance of these Interim Consolidated Financial Statements (October 25, 2021) to disclose.

JONATHAN COVARRUBIAS HERNANDEZ Chief Accounting Officer	MIGUEL MATA HUERTA Chief Executive Officer

Banco Santander-Chile and Subsidiaries

Notes to the Consolidated Financial Statements

AS OF SEPTEMBER 30, 2021 AND 2020 AND FOR THE YEARS ENDED DECEMBER 31, 2020